

**FRANKLIN
TEMPLETON**

2024 Proxy Statement

and Notice of Annual Meeting

February 6, 2024, 8:00 a.m. Pacific Time
www.virtualshareholdermeeting.com/BEN2024

Letter from Our Lead Director and CEO

December 27, 2023

DEAR FELLOW STOCKHOLDERS,

The 2024 Annual Meeting of Stockholders of Franklin Resources, Inc. will be held virtually this year, and we cordially invite you to participate on February 6, 2024, at 8:00 a.m. Pacific Time. Instructions for accessing the virtual meeting platform online are included in the Proxy Statement for this meeting.

Over the past several years, we have made great strides in transforming our business—all in an effort to meet the needs of our shareholders and clients around the world. Today, we are a more diversified company offering extensive investment expertise across asset classes, investment vehicles and geographies to benefit a broader range of clients through various market conditions and cycles.

In 2023, challenging global financial markets and geopolitical uncertainty weighed on investor sentiment. In our fourth fiscal quarter, heightened volatility led to declines across equity and fixed income markets. Consistent with the industry, our assets under management and flows were impacted by these conditions. We believe markets like these reinforce the value of active management with a focus on risk adjusted returns and a long-term investment horizon. We have been actively engaging with clients to understand their needs and help them navigate the current environment.

One of our strategic priorities has been to increase our scale in key segments of the industry reflecting long-term client demand. In this pursuit to offer more choice to more clients, we were pleased to announce the pending acquisition of Putnam Investments with $142 billion of assets under management (AUM) as of November 30, 2023. Our clients will benefit from Putnam's complementary investment capabilities which have strong long-term track records. In addition, we established a partnership with Power Corporation of Canada and Great-West Lifeco. The Power group of companies are leaders in global insurance, retirement, asset management and wealth management, and this transaction will enable us to further increase our investment in these important segments to better serve each and every client.

We also closed our acquisition of Alcentra, a leading European credit manager, doubling our alternative credit AUM to $75 billion. Firmwide alternative AUM increased to $255 billion from $225 the prior year, an increase of over 13%, making Franklin Templeton one of the largest managers of alternative assets.

While continuing to invest in long-term growth initiatives, we further strengthened the foundation of our business through disciplined expense management and operational efficiencies. Our balance sheet gives us the financial flexibility to continue to grow our business. This year, we returned $870 million to shareholders through dividends and share repurchases, an increase of approximately 13% over the prior year.

We encourage you to review the accompanying Proxy Statement and to vote your shares before our annual meeting on February 6, 2024. On behalf of the Board and management team, thank you for your continued support and commitment to our firm.



MARIANN BYERWALTER
Independent Lead Director



JENNIFER M. JOHNSON
President and
Chief Executive Officer

Intentionally Left Blank

Notice of Annual Meeting of Stockholders



DATE

Wednesday,
February 6, 2024
8:00 a.m. Pacific Time



VIRTUAL MEETING

www.virtualshareholdermeeting.com/BEN2024

We encourage you to allow ample time for online check-in, which will open at 7:45 a.m. Pacific Time.



RECORD DATE

Stockholders of record on December 11, 2023 are entitled to vote.

VOTING ITEMS

Proposals		Record Vote Recommendations	For Further Details
1	To elect 11 directors to the Board to hold office until the next annual meeting of stockholders or until that person's successor is elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal.	**"FOR"** each director nominee	See page **5**
2	To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2024.	**"FOR"**	See page **65**
3	To approve an amendment and restatement of the Company's 2002 Universal Stock Incentive Plan.	**"FOR"**	See page **66**

Stockholders will also transact such other business that may properly be raised at the Annual Meeting or any adjournments or postponements of the Annual Meeting.

We are primarily furnishing proxy materials to our stockholders on the Internet rather than mailing paper copies of the materials to each stockholder. As a result, some of you will receive a Notice of Internet Availability of Proxy Materials and others will receive paper copies of the Proxy Statement and our Annual Report. The Notice of Internet Availability of Proxy Materials contains instructions on how to access the Proxy Statement and the Annual Report over the Internet, instructions on how to vote your shares, as well as instructions on how to request a paper copy of our proxy materials, if you so desire. Electronic delivery is designed to expedite the receipt of materials, significantly lower costs and help to conserve natural resources.

Whether you received the Notice of Internet Availability of Proxy Materials or paper copies of our proxy materials, the Proxy Statement, the proxy card, the Annual Report, and any amendments to the foregoing materials that are required to be furnished to stockholders are available for you to review online at *www.proxyvote.com*.

Your vote is very important. Even if you think that you will attend the Annual Meeting, we ask you to please cast your vote in advance. You may vote your shares via the Internet, by telephone, by mail or, except for certain stockholders described on page 3, via the virtual meeting website during the Annual Meeting.

Attendance at the Annual Meeting will be limited to stockholders as of the record date. The Annual Meeting can be accessed by visiting *www.virtualshareholdermeeting.com/BEN2024*, where you will be able to listen to the meeting live and vote online. We encourage you to allow ample time for online check-in, which will open at 7:45 a.m. Pacific Time. Please note that you will only be able to attend the meeting by means of remote communication.

By order of the Board of Directors,

Thomas C Merchant

THOMAS C. MERCHANT
Executive Vice President,
General Counsel and Secretary

December 27, 2023
San Mateo, California

> **Your vote is important. Please vote via the Internet, by telephone, by mail or via the virtual meeting website during the Annual Meeting.**

Intentionally Left Blank

Table of Contents

LETTER FROM OUR LEAD DIRECTOR AND CEO   i

NOTICE OF ANNUAL MEETING
OF STOCKHOLDERS   ii

PROXY STATEMENT   1

IMPORTANT NOTICE REGARDING THE
AVAILABILITY OF PROXY MATERIALS   1

VOTING INFORMATION   2

**PROPOSAL NO. 1: ELECTION
OF DIRECTORS   5**

CORPORATE GOVERNANCE   14

INFORMATION ABOUT THE BOARD AND
ITS COMMITTEES   16

Board Meetings and Annual Meeting of Stockholders   16

Committee Membership and Meetings   16

  The Audit Committee   17

  The Compensation Committee   18

  The Corporate Governance Committee   19

Board Leadership Structure   21

Board and Committee Evaluation Process   21

Risk Management and the Board's Role in
Risk Oversight   22

DIRECTOR FEES   24

STOCK OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS   25

STOCK OWNERSHIP AND STOCK-BASED
HOLDINGS OF DIRECTORS AND
EXECUTIVE OFFICERS   26

COMPENSATION DISCUSSION AND ANALYSIS   28

COMPENSATION COMMITTEE REPORT   45

EXECUTIVE COMPENSATION   46

Summary Compensation Table for Fiscal Year 2023   46

Grants of Plan-Based Awards for Fiscal Year 2023   47

Outstanding Equity Awards at 2023 Fiscal Year-End   49

Option Exercises and Stock Vested for Fiscal Year 2023   50

Non-Qualified Deferred Compensation   50

Potential Payments Upon Termination or
Change in Control   51

Pay Ratio   54

Pay Versus Performance   54

Compensation Risk Assessment   57

Compensation Committee Interlocks and
Insider Participation   57

Equity Compensation Plan Information   57

REPORT OF THE AUDIT COMMITTEE   58

Membership and Role of the Audit Committee   58

Review of the Company's Audited Financial Statements
for the Fiscal Year Ended September 30, 2023   58

FEES PAID TO INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM   59

Pre-approval Process and Policy   60

CERTAIN RELATIONSHIPS AND
RELATED TRANSACTIONS   61

Related Person Transaction Policy   62

SECTION 16(a) BENEFICIAL OWNERSHIP
REPORTING COMPLIANCE   64

Delinquent Section 16(a) Reports   64

**PROPOSAL NO. 2: RATIFICATION
OF THE APPOINTMENT OF
INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM   65**

**PROPOSAL NO. 3: APPROVAL
OF AN AMENDMENT AND
RESTATEMENT OF THE COMPANY'S
2002 UNIVERSAL STOCK
INCENTIVE PLAN   66**

ADDITIONAL INFORMATION   73

Stockholder Proposals and Nominations of Directors at
2025 Annual Meeting   73

Contact the Board of Directors   74

Electronic Access to Proxy Materials and
Annual Meeting   74

Householding of Proxy Materials   75

Other Matters   75

APPENDIX A: FRANKLIN RESOURCES, INC. 2002
UNIVERSAL STOCK INCENTIVE PLAN   A-1

Intentionally Left Blank

Proxy Statement

FRANKLIN RESOURCES, INC.
ONE FRANKLIN PARKWAY
SAN MATEO, CALIFORNIA 94403-1906

December 27, 2023

This Proxy Statement and the accompanying Notice of Annual Meeting of Stockholders are furnished in connection with the solicitation by the Board of Directors (the "Board") of Franklin Resources, Inc., a Delaware corporation (the "Company"), of the accompanying proxy to be voted at the 2024 Annual Meeting of stockholders (the "Annual Meeting"), which will be held on Wednesday, February 6, 2024 at 8:00 a.m. Pacific Time. The Annual Meeting can be accessed by visiting *www.virtualshareholdermeeting.com/BEN2024*, where you will be able to listen to the meeting live and vote online. Please note that you will only be able to access the Annual Meeting by means of remote communication. This Proxy Statement and the accompanying proxy card are being mailed and/or made available to each stockholder entitled to vote on or about December 27, 2023. References to "us," "we" or "our" as used throughout this Proxy Statement mean the Company.

All materials filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") can be obtained through the SEC's website at www.sec.gov.

Important Notice Regarding the Availability of Proxy Materials

Under the rules adopted by the SEC, we are furnishing proxy materials to our stockholders primarily over the Internet. We believe that this process should expedite stockholders' receipt of proxy materials, lower the costs of our Annual Meeting and help to conserve natural resources. On or about December 27, 2023, we mailed to each of our stockholders (other than those who previously requested electronic or paper delivery, participants in the Franklin Templeton 401(k) Retirement Plan (the "401(k) Plan"), and holders of shares in excess of certain thresholds), a Notice of Internet Availability of Proxy Materials containing instructions on how to access and review the proxy materials, including this Proxy Statement and our Annual Report, on the Internet and how to access a proxy card to vote on the Internet or by telephone. The Notice of Internet Availability of Proxy Materials also contains instructions on how to receive a paper copy of the proxy materials. If you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy materials unless you request one. If you received paper copies of our proxy materials, you may also view these materials at *www.proxyvote.com*. If you received paper copies of our proxy materials and wish to receive them by electronic delivery in the future, please request electronic delivery on www.proxyvote.com or *https://enroll.icsdelivery.com/ben/Default.aspx*.

Voting Information

WHO CAN VOTE?

Holders of the Company's common stock, par value $0.10 per share (the "common stock"), at the close of business on December 11, 2023 (the "Record Date") are entitled to one vote for each share owned on that date on each matter presented at the Annual Meeting. As of Record Date, the Company had 495,526,950 shares of common stock outstanding. If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of shares held in street name. In that event, the Notice of Internet Availability of this Proxy Statement has been forwarded to you by your broker, bank or other holder of record who is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote your shares by using the voting instruction form included in the mailing or by following their instructions for voting via the Internet or by telephone.

WHAT MATTERS ARE TO BE CONSIDERED AT THE ANNUAL MEETING?

At the Annual Meeting, stockholders will be asked to consider and vote upon the following:

Proposal No. 1: Election of Directors. The proposal provides for the election of 11 directors to the Company's Board to hold office until the next annual meeting of stockholders or until that person's successor is elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal.

Proposal No. 2: Ratification of Appointment of Auditors. The proposal provides for the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2024 ("fiscal year 2024").

Proposal No. 3: Approval of an Amendment and Restatement of the Company's 2002 Universal Stock Incentive Plan ("USIP"). This proposal requests stockholders to approve an amendment and restatement of the USIP, to increase the number of shares of common stock authorized for issuance under the USIP by an additional 25 million shares.

The Board does not know of any other matter to be brought before the Annual Meeting. If any other matters properly come before the meeting, the persons named in the form of proxy or their substitutes will vote in accordance with their best judgment on such matters.

HOW MANY VOTES ARE NEEDED TO HOLD THE ANNUAL MEETING?

In order to take any action at the Annual Meeting, the holders of a majority in voting power of the Company's shares issued and outstanding and entitled to vote as of the Record Date must be present at the Annual Meeting. This is called a quorum.

WHO COUNTS THE VOTES?

The voting results will be tallied by Broadridge Financial Solutions, Inc. and the Inspector of Elections, and reported on a Current Report on Form 8-K filed with the SEC within four business days following the Annual Meeting.

WHAT IS A PROXY?

A "proxy" allows someone else (the "proxy holder") to vote your shares on your behalf. The Board is asking you to allow any of the persons named on the proxy card (Gregory E. Johnson, our Executive Chairman and Chairman of the Board; Rupert H. Johnson, Jr., our Vice Chairman; Jennifer M. Johnson, our President and Chief Executive Officer ("CEO"); and Thomas C. Merchant, General Counsel, Executive Vice President and Secretary) to vote your shares at the Annual Meeting.

HOW DO I VOTE?

Whether you hold shares directly as a stockholder of record or beneficially in street name, you may vote your shares without attending the Annual Meeting. You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your bank, broker or other holder of record. You may also vote via the Internet, by telephone, or by mail as outlined in the Notice of Internet Availability of Proxy Materials or on your proxy card. **To facilitate timely receipt of your proxy despite any potential postal disruption, we encourage you to vote via the Internet or telephone (if such voting methods are available to you) by following the instructions on the accompanying proxy card promptly.** Please see the Notice of Internet Availability of Proxy Materials, your proxy card or the information your bank, broker, or other holder of record provided to you for more information on these options. Except for certain stockholders described below, the deadline for voting via the Internet or by telephone is 11:59 p.m. Eastern Time on Monday February 5, 2024.

The persons named as your proxy holders on the proxy card will vote the shares represented by your proxy in accordance with the specifications you make. For stockholders of record that return their proxy card but do not provide instructions on how to vote, the persons named as your proxy holders on the proxy card will vote the shares represented by the proxy FOR all nominees to the Board of Directors (Proposal No. 1); FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm (the "independent auditors") for fiscal year 2024 (Proposal No. 2); and FOR the approval of the amendment and restatement of the Company's 2002 USIP (Proposal No. 3). Additionally, unless you specify otherwise on your proxy card, if any other matters come before the Annual Meeting to be voted on, the persons named as your proxy holders on the proxy card will vote, act and consent on those matters in their discretion. For beneficial holders that return their voting instructions but do not provide instructions on how to vote, your bank, broker or other holder of record will only have the discretion to vote on the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent auditors for fiscal year 2024 (Proposal No. 2) and will not be able to vote your shares on Proposals No. 1 or 3.

For participants in the 401(k) Plan, your shares will be voted as you specify on your proxy card. If you do not vote, your shares will be voted by the independent fiduciary for and against the proposals in the same proportion as shares for which directions are received by the independent fiduciary, unless the independent fiduciary decides that the law requires that the independent fiduciary vote them differently. This means that the way you vote will also affect how the independent fiduciary will vote the shares of participants who do not vote. If you wish to abstain from voting on any matter, you must indicate that on your proxy card. You cannot vote your 401(k) Plan shares via the virtual meeting website during the Annual Meeting. To allow sufficient time for your shares to be voted as you instruct, the trustee must receive your vote by no later than 11:59 p.m. Eastern Time on Thursday, February 1, 2024.

CAN I CHANGE OR REVOKE MY VOTE AFTER I RETURN MY PROXY CARD?

Yes. Whether your vote is submitted via the Internet, by telephone or by mail, you may change or revoke your proxy at any time before it is voted. A proxy, including an Internet or telephone vote, may be changed or revoked by submitting another proxy with a later date at any time prior to the beginning of the Annual Meeting. You may also revoke your proxy by attending the Annual Meeting and casting your vote via the virtual meeting website. Participants in the 401(k) Plan may revoke their proxy by no later than 11:59 p.m. Eastern Time on Thursday, February 1, 2024.

CAN I VOTE DURING THE ANNUAL MEETING?

Yes, except that participants in the 401(k) Plan may not vote their 401(k) Plan shares via the virtual meeting website during the Annual Meeting. Please see requirements for attending the Annual Meeting under "How do I Access the Annual Meeting? Who May Attend?" below. Although you can vote online during the Annual Meeting, we encourage you to vote via the Internet, by telephone, or by mail as outlined in the Notice of Internet Availability of Proxy Materials or on your proxy card to ensure that your shares are represented and voted. Participants in the 401(k) Plan must vote by no later than 11:59 p.m. Eastern Time on Thursday, February 1, 2024, and may not vote during the Annual Meeting.

HOW DO I ACCESS THE ANNUAL MEETING? WHO MAY ATTEND?

Attendance at the Annual Meeting is limited to stockholders as of the Record Date. Any stockholder can attend the Annual Meeting via the virtual meeting website by visiting www.virtualshareholdermeeting.com/BEN2024, where stockholders will be able to listen to the meeting live and may vote during the meeting. The Annual Meeting starts at 8:00 a.m. Pacific Time. We encourage you to allow ample time for online check-in, which will open at 7:45 a.m. Pacific Time. Please have your 16-digit control number to join the meeting. The control number is included on your proxy card if you are a stockholder of record or included with your voting instruction card and voting instructions you received from your broker, bank or other nominee. Audio or video recording is not permitted at the Annual Meeting.

WILL I BE ABLE TO ASK QUESTIONS DURING THE ANNUAL MEETING?

Stockholders will be able to transmit questions through the virtual meeting website. The Company may answer questions during the Annual Meeting or by following up with a stockholder if the stockholder provides contact information when transmitting the question through the virtual meeting website.

HOW CAN I REQUEST TECHNICAL ASSISTANCE DURING THE ANNUAL MEETING?

If you encounter any difficulties accessing the virtual meeting during the check-in or during the meeting, please call the technical support number that will be posted on the virtual meeting log-in page at www.virtualshareholdermeeting.com/BEN2024.

HOW ARE VOTES COUNTED?

To be counted as "represented," a proxy card must have been returned for those shares, the stockholder must have voted the shares via the Internet or by telephone, or the stockholder must be present and vote via the virtual meeting website during the Annual Meeting.

WHAT IS A BROKER NON-VOTE?

A "broker non-vote" occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a proposal because the nominee does not have authority to vote on that particular proposal without receiving voting instructions from the beneficial owner. Under New York Stock Exchange ("NYSE") rules, the ratification of the selection of an independent registered public accounting firm (Proposal No. 2), is considered a "routine" matter, and holders of record holding shares for a beneficial owner generally may vote on behalf of beneficial owners who have not furnished voting instructions, subject to the rules of the NYSE concerning transmission of proxy materials to beneficial owners, and subject to any proxy voting policies and procedures of those brokerage firms. Holders of record holding shares for a beneficial owner may not vote on the other proposals contained in this Proxy Statement, which are considered "non-routine" proposals, unless they have received voting instructions from the beneficial owner, and to the extent that they have not received voting instructions, brokers report those shares as "non-votes."

WHAT IS THE VOTING REQUIREMENT TO APPROVE EACH OF THE PROPOSALS?

- The election of directors (Proposal No. 1) requires that a director receive a majority of the votes cast with respect to that director at the Annual Meeting. This means that the number of shares of stock voted "FOR" a director must exceed the number of votes cast "AGAINST" that director. Abstentions and broker non-votes are not considered votes cast for this purpose and will have no effect on the election of directors.

- The affirmative vote of the holders of shares of common stock having a majority of the votes present at the Annual Meeting and entitled to vote on the matter is necessary to ratify the appointment of PricewaterhouseCoopers LLP (Proposal No. 2). Abstentions will have the same effect as a vote against this proposal. Broker non-votes are not expected on this proposal because brokers have discretionary authority to vote uninstructed shares on this proposal.

- The affirmative vote of the holders of shares of common stock having a majority of the votes present at the Annual Meeting and entitled to vote on the matter, is necessary to approve an amendment and restatement of the 2002 Universal Stock Incentive Plan (Proposal No. 3). Abstentions will have the same effect as a vote against this proposal, and broker non-votes will not have any effect on the vote for this proposal.

Shares that are voted online during the Annual Meeting or by proxy are treated as being present at the Annual Meeting for purposes of establishing a quorum, and will be included in determining the number of shares represented and voted at the Annual Meeting with respect to such matter. Broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business and otherwise will not have any effect on the proposals above. If the persons present or represented by proxy at the Annual Meeting constitute the holders of less than a majority of the outstanding shares of common stock as of the record date, the Annual Meeting may be adjourned to a subsequent date for the purpose of obtaining a quorum.

WHO PAYS FOR THIS PROXY SOLICITATION?

Your proxy is being solicited by the Board on behalf of the Company. The Company pays the cost of soliciting your proxy and reimburses brokerage costs and other fees for forwarding proxy materials to you.

Proposal No. 1: Election of Directors



Recommendation of the Board

The Board recommends a vote **"FOR"** the election to the Board of each of the nominees listed below. The voting requirements for this proposal are described in the "Voting Information" section above.

Nominees

The Corporate Governance Committee of the Board recommended and nominated, and the Board approved, the nominees named below for election as members of the Board. All nominees are current directors of the Company who were elected by stockholders.

Listed below are the names, ages as of December 31, 2023, and principal occupations and membership on public boards for the past five years of each nominee. In addition, we have provided information concerning the particular experience, qualification, attributes and/or skills that the Corporate Governance Committee and the Board considered as relevant to each nominee that led to the conclusion that he or she should serve as a director.

Board Nominee Diversity

OVERALL GENDER AND RACIAL/ETHNIC DIVERSITY*













27%
Female
73%
Male

27%
Ethnically diverse

DIRECTOR TENURE

5 years
Average Independent Director Tenure
3 Directors
>10 years
6 Directors
0-4 years
2 Directors
5-10 years

SECTOR EXPERIENCE

82%
Asset Management

63%
Other Financial Services

27%
Financial Technology

* *Mses. Byerwalter, J. Johnson and King identify as female. Ms. King and Messrs. Kim and Yang identify as ethnically diverse.*

KEY ATTRIBUTES, EXPERIENCE AND SKILLS



Accounting and Financial

11 of 11 directors

Marketing and Distribution

7 of 11 directors

Executive Leadership

11 of 11 directors

Risk Management and Compliance

9 of 11 directors

Financial Services

11 of 11 directors

Strategy and Execution

9 of 11 directors

Global Business

11 of 11 directors

Sustainability

6 of 11 directors

Government and Regulatory

8 of 11 directors

Technology/Cyber

8 of 11 directors



MARIANN BYERWALTER Independent Lead Director

Age: 63

Director since: 2015

Board committees:

Audit; Corporate Governance

Career Highlights:

- Chairman of the Board of Directors of Pacific Mutual Holding Company
- Chairman Emeritus of the Board of Directors of SRI International, having served as Chairman from January 2014 through December 2019
- Chairman of JDN Corporate Advisory, LLC, a privately held advisory services firm, since 2001
- Director, and, from 2006 to 2013, Chairman of the Board of Directors of Stanford Healthcare, and from January 2016 to July 2016, Interim President and Chief Executive Officer and President of Stanford Healthcare

- From 1996 to 2001, she served as the Chief Financial Officer, Vice President for Business Affairs and Special Assistant to the President of Stanford University
- Partner and co-founder of America First Financial Corporation from 1987 to 1996
- Director, Redwood Trust, Inc. from 1998 to June 2020
- Trustee of various investment companies affiliated with Charles Schwab Corporation

Key Attributes, Experience and Skills:

Ms. Byerwalter's significant financial expertise provides the Board with valuable perspectives on finance, accounting and investment management matters. From her leadership roles at Stanford University and several financial institutions she has a deep understanding of accounting and strategic planning as well as wide-ranging management expertise. Ms. Byerwalter's current and prior service on the boards of private and public companies as well as with non-profit organizations including SRI International, Pacific LifeCorp and Pacific Mutual Holding Company, Burlington Capital Group, Stanford Hospital & Clinics, Lucile Packard Children's Hospital, and the Stanford University Board of Trustees also provides our Board with the benefit of her perspectives on business, corporate governance and citizenship.



ALEXANDER S. FRIEDMAN Independent

Age: 53

Director since: 2021

Board committees:

Audit (Chair); Corporate Governance

Career Highlights:

- Co-Founder and Chief Executive Officer of Novata Inc., a public benefit corporation committed to simplifying the process of collecting, analyzing and benchmarking sustainability data
- Co-Founded Jackson Hole Economics, a non-profit private economic research firm, in January 2019
- Chief Executive Officer of GAM Holding AG, a publicly listed international investment management firm, from September 2014 to November 2018

- Global Chief Investment Officer of UBS AG Wealth Management and Wealth Management Americas, Chairman of the UBS Global Investment Committee and Group Managing Director from February 2010 to September 2014
- Chief Financial Officer of the Bill & Melinda Gates Foundation from March 2007 to February 2010
- Director, Investment Banking at Lazard from June 2001 to March 2007

Key Attributes, Experience and Skills:

Mr. Friedman's experience as a senior business leader with two decades of experience growing and transforming businesses in the financial services industry, and as the senior financial executive of the world's largest foundation, provides the Board with valuable insights on financial matters, investment and wealth management, strategic planning and operational integration and development. Mr. Friedman currently serves as Co-Chairman of Project Syndicate, an international non-profit focused on original editorial content in economics and politics. He is a board member of the American Alpine Club, a non-profit member organization representing more than 24,000 American climbers, member of the Council on Foreign Relations, and also serves on the advisory council of Social Finance, a non-profit organization dedicated to mobilizing capital to drive social progress, and the advisory board of America Needs You, a non-profit organization focused on college access for first generation college students.



GREGORY E. JOHNSON

Age: 62
Director since: 2007

Career Highlights:

- Executive Chairman since February 2020, Chairman of the Board since June 2013 and director of the Company since January 2007
- Chairman of the San Francisco Giants, a professional baseball team, since November 2019
- Chief Executive Officer of the Company from July 2005 to February 2020
- Co-Chief Executive Officer of the Company from January 2004 to July 2005
- President of the Company from December 1999 to September 2015
- Officer and/or director of certain subsidiaries of the Company
- Director or trustee of certain funds registered as investment companies managed or advised by subsidiaries of the Company

Key Attributes, Experience and Skills:

Mr. G. Johnson brings leadership and extensive business and operating experience, as well as significant knowledge of our Company and the global fund management industry, to the Board. Mr. G. Johnson is a Certified Public Accountant and prior to joining the Company, was a senior accountant with Coopers & Lybrand. Over his 30-year tenure with the Company, Mr. G. Johnson has held officer and director positions with various subsidiaries of the Company; hands-on experience that provides him with in-depth knowledge of the Company's operations. Mr. G. Johnson's presence on the Board provides the Board with management's current perspectives on the Company's business and strategic vision for the Company. Mr. G. Johnson's service on various boards of industry organizations, including the Investment Company Institute's Board of Governors, also provides the Board with the benefit of additional perspectives on industry developments, including regulatory and policy issues. He is a past Chairman and Vice Chairman of the Investment Company Institute and currently serves on its Executive Committee.



JENNIFER M. JOHNSON

Age: 59
Director since: 2020

Career Highlights:

- President of the Company since December 2016 and Chief Executive Officer and Director since February 2020
- Chief Operating Officer of the Company from February 2017 to February 2020
- Co-President of the Company from October 2015 to December 2016
- Executive Vice President and Chief Operating Officer of the Company from March 2010 to September 2015
- Executive Vice President – Operations and Technology of the Company from December 2005 to March 2010
- Senior Vice President and Chief Information Officer of the Company from May 2003 to December 2005
- Officer and/or director of certain subsidiaries of the Company, including certain of the specialist investment managers acquired through the Legg Mason transaction
- Director or trustee of certain funds registered as investment companies managed or advised by subsidiaries of the Company
- Director of Thermo Fisher Scientific Inc., a science service company since July 2023

Key Attributes, Experience and Skills:

Ms. Johnson brings significant experience leading and working with all parts of our business, as well as extensive knowledge of the global investment management industry. Over her 30-year tenure with the Company, Ms. Johnson has held leadership roles in all major divisions of the business, including investment management, global distribution, customer service, fund administration, global technology, and the Company's high-net-worth business. This extensive hands-on experience provides her with in-depth knowledge of the Company's operations. She has been a key driver of several key acquisitions, including the historic acquisition of Legg Mason in 2020 and the expansion of the Company's alternative investment capabilities through the acquisitions of Lexington Partners in April 2022 and Alcentra in November 2022. Under Ms. Johnson's leadership, the Company continues to invest strategically in areas designed to deliver strong client results, including financial technology and investment data science. Ms. Johnson's deep experience provides the Board with the benefit of management's current perspectives on the Company's business and strategic vision.



RUPERT H. JOHNSON, JR.

Age: 83

Director since: 1971

Career Highlights:

- Vice Chairman of the Company since December 1999 and director of the Company since 1971
- Officer and/or director of certain subsidiaries of the Company
- Officer and/or director or trustee of certain funds registered as investment companies managed or advised by subsidiaries of the Company

Key Attributes, Experience and Skills:

Mr. R.H. Johnson, Jr.'s service as Vice Chairman of the Company and as an officer, director or trustee of various subsidiaries of the Company and Franklin Templeton mutual funds since its inception provides the Board with significant knowledge of and insights into the Company and the global fund management industry in which we operate. His fundamental knowledge of the Company gained over 55 years gives him an important perspective on the Company and provides significant leadership, business and operational expertise to the Board. Mr. R. H. Johnson, Jr. has served on various industry boards and committees addressing investment company issues including the Board of Governors of the Investment Company Institute. In his capacity with the Company, he has served as Director of Research and is a portfolio manager for one of its funds. He provides the Board with a unique perspective on critical components of the Company's business.



JOHN Y. KIM `Independent`

Age: 63

Director since: 2021

Board committees:

Compensation; Corporate Governance

Career Highlights:

- Founder and Managing Partner of Brewer Lane Ventures LLC, an early stage fintech venture capital firm, since 2019
- President of New York Life Insurance Company from 2015 to 2018
- Chief Executive Officer and Chief Investment Officer of New York Life Investment Management from 2008 to 2015
- President of Prudential Retirement from 2004 to 2007
- President of Cigna Investments and Retirement from 2002 to 2004
- Chief Executive Officer of Bondbook, a financial technology company, from 2001 to 2002
- Chief Executive Officer and Chief Investment Officer of Aeltus Investment Management, an investment subsidiary of Aetna, from 1994 to 2000
- Board of Trustees, Eversource Energy since 2018
- Director of FiServ, a global provider of financial services technology, from 2016 to 2018

Key Attributes, Experience and Skills:

Mr. Kim brings leadership and extensive business and technology experience to the Board, including direct management of asset management firms. In addition, Mr. Kim's significant experience as chief executive officer of a variety of companies provides valuable insights into leadership, growth, and strategy. Mr. Kim currently serves on the boards of several privately held technology startup companies in fintech including—Kingfield, Socotra, Brella Insurance and Ladder Financial, Inc. His service on various public and private boards of industry organizations provides additional perspectives on asset management, insurance, and technology.



KAREN M. KING `Independent`

Age: 51
Director since: 2021

Board committees:
Audit; Compensation

Career Highlights:

• Managing Director and the Chief Legal Officer of Silver Lake, a global investment firm focused on large-scale opportunities in the technology, technology-enabled, and related growth sectors
• Formerly held a variety of roles at Silver Lake since 2004

Key Attributes, Experience and Skills:

Ms. King's experience with Silver Lake provides the Board with valuable perspective and experience in the alternative investments area, specifically in the private equity space, as well as strategic matters relating to M&A activity and fundraising transactions. Her management experience at Silver Lake also provides the Board with an additional perspective on regulatory matters, cybersecurity, equity, diversity and inclusion, and environmental, social and corporate governance (ESG) matters. Ms. King's involvement with Silver Lake's portfolio companies, including a current member of the board of directors of Relativity and Qualtrics International Inc., and previous service on the boards of Aras and Serena Software, as well as her service on various non-profit boards, including the Duke University Board of Trustees, Chair of the Menlo School Board of Trustees and as former Chair of the American Leadership Forum – Silicon Valley, provides the board with additional perspectives on governance.



ANTHONY J. NOTO `Independent`

Age: 55
Director since: 2020

Board committees:
Audit; Corporate Governance

Career Highlights:

• Chief Executive Officer and a director of SoFi Technologies, Inc. (SoFi), a mobile-first personal finance platform, since March 1, 2018
• Chief Operations Officer from 2017 until 2018, Chief Operations Officer and Chief Financial Officer from 2016 to 2017, and Chief Financial Officer from 2014 to 2016, of Twitter, Inc., a global social media company

• Partner, Co-Head, Global Technology, Media and Telecom Investment Banking from 2011 to 2014, and Partner, Investment Banking Division from 2010 to 2011, at Goldman Sachs & Co
• Chief Financial Officer from 2008 to 2010 of the National Football League

Key Attributes, Experience and Skills:

As Chief Executive Officer of SoFi, Mr. Noto brings valuable fintech industry experience. He has overseen SoFi's expansion from a desktop lending business to a broad-based, mobile-first personal financial platform, offering users investment products including stocks, ETFs, cryptocurrency trading, as well as loans and cash management accounts. He also brings valuable leadership, strategic, financial and operations experience, having previously served as Chief Operating Officer and Chief Financial Officer of Twitter, Inc., and as Chief Financial Officer of the National Football League. During his nearly 13 years at Goldman Sachs & Co., Mr. Noto developed a deep understanding of the technology, media and telecommunications industries, including serving as Co-Head of Global Technology, Media and Telecommunications Investment Banking, and Co-Head of Communications, Media and Entertainment Investment Research. His current and prior experience provides the Board with the benefit of his perspective on trends in the financial industry, including developments in the fintech and social media spaces, and finance matters.



JOHN W. THIEL `Independent`

Age: 63
Director since: 2021

Board committees:
Audit; Compensation

Career Highlights:

- Partner and Senior Advisor with MyNextSeason, an executive coaching firm, since 2018
- Formerly with Bank of America Merrill Lynch Wealth Management from 1989 to 2018, serving as Vice Chairman of Global Wealth and Investment Management of Bank of America Merrill Lynch from 2017 to 2018
- Head of Merrill Lynch Wealth Management from 2011 to 2016
- Head of Private Banking and Investment Group at Merrill Lynch Wealth Management from 2005 to 2011

- Pacific West Regional Managing Director of Private Banking and Investment Group at Merrill Lynch Wealth Management from 2001 to 2005
- Market Executive at Merrill Lynch Wealth Management from 1997 to 2001
- District Sales Manager at Merrill Lynch Wealth Management from 1995 to 1997
- Financial Advisor at Merrill Lynch Wealth Management from 1989 to 1995

Key Attributes, Experience and Skills:

Mr. Thiel brings deep global leadership and extensive asset, investment and distribution management expertise to the Board as well as operating experience, including navigating complex relationships. Client-focused, Mr. Thiel is recognized as a transformative leader who, during his tenure at Merrill Lynch, accelerated growth and drove dramatic cultural and strategic transformation while forming effective internal and external partnerships. He is a member of the board of Decker Communications, a business communications training, coaching, and consulting firm, a Director on the Board of LifeYield Inc. and a director of Cohen & Steers Income Opportunities REIT, Inc. Mr. Thiel's long-term commitment to philanthropy and his community includes service on the board of V Foundation for Cancer Research, as the chair of Don't Ever Give Up, Inc. and as a trustee of Florida State University.



SETH H. WAUGH `Independent`

Age: 65
Director since: 2015

Board committees:
Compensation (Chair)

Career Highlights:

- Chief Executive Officer of The PGA of America, an American organization of golf professionals, since 2018
- Former Managing Director, Partner and current Senior Advisor at Silver Lake
- Non-executive chairman of Alex. Brown, a division of Raymond James, since September 2016
- Vice Chairman of Florida East Coast Industries, LLC, the parent company of several commercial real estate, transportation and infrastructure companies based in Florida, from 2013 to 2017

- From 2000 to 2013, Mr. Waugh served in various roles at Deutsche Bank Americas, including Chief Executive Officer and Chairman of the Board of Directors of Deutsche Bank Securities Inc.
- Chief Executive Officer of Quantitative Financial Strategies, a hedge fund
- Served in various capacities at Merrill Lynch over 11 years, including Co-head of Global Debt Markets
- Director of Yext, Inc. since 2020

Key Attributes, Experience and Skills:

Mr. Waugh's significant experience in the financial sector provides the Board with valuable perspectives on capital markets and investment management. Having held various leadership roles at Deutsche Bank and other financial institutions, Mr. Waugh brings strong leadership skills as well as deep knowledge of operational and strategic matters to the Board. His prior service on the boards of the Deutsche Bank Americas Advisory Board, the Deutsche Bank Americas Foundation, The Clearing House, the Financial Services Forum and the Board of Governors of FINRA provides our Board with the benefit of his substantial expertise in financial industry developments and corporate citizenship.



GEOFFREY Y. YANG [Independent]

Age: 64
Director since: 2011

Board committees:
Compensation; Corporate Governance (Chair)

Career Highlights:

- Managing Director and Founding Partner of Redpoint Ventures, a private equity and venture capital firm, since 1999
- General Partner with Institutional Venture Partners from 1987 to 1999
- Director of Warner Bros. Discovery, Inc. since April 2022
- Director of AT&T, Inc. from July 2016 to April 2022
- Director of Liberty Media Acquisition Corp. from January 2021 to December 2022

- Director of BigBand Networks from 1999 to 2011
- Director of TiVo from 1997 to 2009
- A member of the President's Information Technology Advisory Committee for the United States from 2003-2007

Key Attributes, Experience and Skills:

Mr. Yang's experience as a Managing Director of Redpoint Ventures provides the Board with valuable perspectives on financial and strategic matters as well as expertise in the capital markets. Mr. Yang co-founded Redpoint Ventures in 1999, after having previously been a General Partner with IVP since 1987. With approximately $6 billion of capital under management, Redpoint invests in venture capital and early growth stage technology companies. Some of the companies in which Redpoint has invested include DraftKings, Hashicorp, Netflix, Snowflake, Stripe and Twilio. In addition, Mr. Yang is the CEO/founder of Performance Health Sciences (d/b/a Apeiron Life), the CEO/founder of The Odds, the Chairman/founder of Rock the Bells, the Chairman/Founder of Sake Ono, and serves on the board of these companies as well as Esquel, Tastemade and Scribd. These experiences bring strategic direction, growth and technology expertise to the Board. Mr. Yang's current and prior service on the boards of several private and public companies as well as with non-profit organizations including as current Chairman of the U.S. Olympic and Paralympic Foundation, the Naval Postgraduate Advisory Board, the Workday CEO Advisory Board, the President's Advisory Committee at Princeton University, McLaren Advisory Team, and formerly serving on the Advisory Council for the Stanford Graduate School of Business, the U.S. Golf Association, and the U.S. Ski and Snowboard Foundation provides our Board with the benefit of his perspectives on business, corporate governance and citizenship, and finance.

Family Relationships

Jennifer M. Johnson and Gregory E. Johnson are siblings, and their uncle is Rupert H. Johnson, Jr. Each serves as both a director and an executive officer of the Company.

General

The Corporate Governance Committee and the Board believe that the nominees have the requisite experience, qualifications, attributes and skills to provide the Company with effective oversight of a global investment management organization. The Corporate Governance Committee and the Board believe that there are general requirements and skills that are required of each director and other skills and experience that should be represented on the Board as a whole but not necessarily by each director. The Board believes that, consistent with these requirements, each nominee displays a high degree of personal and professional integrity, an ability to exercise sound business judgment on a broad range of issues, sufficient experience and background to have an appreciation of the issues facing our Company, a willingness to devote the necessary time to board duties, a commitment to representing the best interests of the Company and its stockholders and dedication to enhancing stockholder value. The Board seeks to assemble a group of directors that, as a whole, represents a mix of experiences and skills that allows appropriate deliberation on all issues that the Board might be likely to consider. The Corporate Governance Committee's Policy Regarding Nominations and Qualifications of Directors described below outlines the qualities that the Corporate Governance Committee and the Board seek in director nominees.

If elected, each nominee will serve until the next annual meeting of stockholders or until his or her successor is elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal.

In accordance with the Company's Director Independence Standards, described more fully below, and the rules of the NYSE, the Board has affirmatively determined that it is currently composed of a majority of independent directors, and that the following director nominees are independent and do not have a material relationship with the Company: Mariann Byerwalter; Alexander S. Friedman; John Y. Kim; Karen M. King; Anthony J. Noto; John W. Thiel; Seth H. Waugh; and Geoffrey Y. Yang. As part of its determination, the Board considered the transactions and relationships described below under "Compensation Committee Interlocks and Insider Participation" and "Certain Relationships and Related Transactions" and applied our Director Independence Standards as adopted by the Board, which includes categorical standards to assist the Board of Directors in making independence determinations and specifies the types of relationships that are deemed not material and, therefore, not considered each year.

With respect to Mr. Noto, the Board considered that in the ordinary course of the Company's asset management business, certain Company-sponsored funds and other funds and client accounts managed by Company subsidiaries have purchased, and may in the future purchase, notes or securities issued by securitization trusts formed, sponsored, administered, and/ or serviced by one or more subsidiaries of SoFi Technologies, Inc. (collectively, "SoFi"), a company for which Mr. Noto serves as chief executive officer and director. The investments were made on terms generally available to other investors and were determined not to impair Mr. Noto's independence.

In the ordinary course of their asset management businesses, the Company's specialist investment managers ("SIMs") or other subsidiaries may from time to time invest client assets in companies in which certain of our directors may be a director or in which certain affiliates of our directors may be significant stockholders or invest client assets in funds and other investment vehicles managed by entities affiliated with certain of our directors.

Corporate Governance

The Company regularly monitors regulatory developments and reviews its policies and procedures in the area of corporate governance to respond to such developments. As part of those efforts, we review federal laws affecting corporate governance, as well as corporate governance-related rules adopted by the SEC and the NYSE.

Corporate Governance Guidelines. The Board has adopted Corporate Governance Guidelines, which are posted in the corporate governance section of the Company's website at *www.franklinresources.com* (the "Company's website"). The inclusion of our website address or reference to our website here and elsewhere in this Proxy Statement does not include or incorporate by reference the information on our website into this Proxy Statement. The Corporate Governance Guidelines set forth the practices the Board follows with respect to, among other things, the composition of the Board, director responsibilities, Board committees, director access to officers, employees and independent advisers, director compensation, director orientation and continuing education, management succession and performance evaluation of the Board.

Code of Ethics and Business Conduct. The Board has adopted a Code of Ethics and Business Conduct, which is applicable to all employees, temporary employees, directors and officers of the Company and its subsidiaries and affiliates. The Code of Ethics and Business Conduct is posted in the corporate governance section of the Company's website. The Company also has a Compliance and Ethics Hotline, where employees can anonymously report a violation of the Code of Ethics and Business Conduct or submit another question or concern. We intend to satisfy the disclosure requirement regarding any amendment to, or a waiver of, a provision of the Code of Ethics and Business Conduct for the Company's principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, by posting such information on the Company's website.

Director Independence Standards. The Board has made determinations as to the independence of each of our current non-employee directors and concluded that all of our current non-employee directors qualify as independent directors under the NYSE listing standards.

The Board has adopted guidelines for determining whether a director is independent, which are available on our corporate website at *www.franklinresources.com* under the "*Corporate Governance—FRI Corporate Governance Documents*" section. The Board will monitor and review as necessary, but at least once annually, commercial, charitable, family and other relationships that directors have with the Company to determine whether the Company's directors are independent. For purposes of the Company's Director Independence Standards, the "Company" refers to Franklin Resources, Inc. and its consolidated subsidiaries.

For a director to be considered independent, the Board must determine affirmatively that the director does not have material relationships with the Company either directly, or as a partner, stockholder or officer of an organization that has a relationship with the Company. Such determination will be made and disclosed pursuant to applicable NYSE or other applicable rules. A material relationship can include, but is not limited to, commercial, industrial, banking, consulting, legal, accounting, charitable and family relationships.

Policy Regarding Multiple Board Memberships. The Board has adopted a policy regarding memberships on boards of directors or equivalent governance bodies of unaffiliated publicly traded companies or other entities. If a director of the Company also serves as the principal executive officer, such as the chief executive officer or president, of a publicly traded company, it is the policy of the Board that such director shall not accept membership on a board of directors or equivalent governance body of another publicly traded company, without first informing and obtaining the consent of the Company's Corporate Governance Committee, if such new membership would result in the director serving contemporaneously on three or more boards of directors or equivalent governance bodies of unaffiliated publicly traded companies, excluding the Company's Board. If a director does not serve as a principal executive officer, such as a chief executive officer or president, of a publicly traded company, it is the policy of the Board that such director shall not accept membership on a board of directors or equivalent governance body of another publicly traded company, without first informing and obtaining the consent of the Company's Corporate Governance Committee, if such new membership would result in the member serving contemporaneously on four or more boards of directors or equivalent governance bodies of publicly traded companies, excluding the Company's Board.

Prohibition Against Hedging Transactions. Pursuant to the Company's Code of Ethics and Business Conduct, which is applicable to all employees, temporary employees, directors and officers of the Company and its subsidiaries and affiliates, short sales of securities, including "short sales against the box" (i.e., a short sale by the holder of a long position in the same stock) of securities issued by the Company, and securities issued by any closed-end fund sponsored or advised by the Company, are prohibited. This prohibition also applies to effecting economically equivalent transactions, including, but not limited to, purchasing and selling call or put options and swap transactions or other derivatives that would result in a net short exposure to the Company or any closed-end fund sponsored or advised by the Company.

Prohibition Against Pledging. Pursuant to the Company's Code of Ethics and Business Conduct, unless otherwise previously approved by the Compensation Committee, directors and executive officers are prohibited from directly or indirectly pledging, hypothecating or otherwise encumbering securities issued by the Company as collateral for indebtedness. This prohibition includes, but is not limited to, holding such securities in a margin account that could cause securities issued by the Company to be subject to a margin call or serve as collateral for a margin loan. Securities issued by the Company that were not received as compensation are not subject to the prohibition as long as the holder of such securities remains in compliance with applicable Stock Ownership Guidelines. If any person has subject securities issued by the Company pledged as collateral or held in a margin account when such person becomes a director or executive officer of the Company, the pledge must be released within one year from the date the person became a director or executive officer.

Stock Ownership Guidelines. Our Board of Directors has adopted stock ownership guidelines for directors and executive officers. Directors and executive officers are permitted a five-year grace period to reach the applicable ownership level established under the guidelines. Our Directors are expected to own shares of common stock of the Company with a value of at least 5x the value of their annual cash retainer within five years of their appointment to the Board. Similarly, senior officers of the Company are expected to own shares of common stock of the Company with a value equal to a specific multiple of such senior officer's base salary, as indicated in the table below, by five years from when he or she first assumed the position for which stock ownership is expected:

Title	Market Value of Shares Owned as a Multiple of Base Salary
Director	5X
Executive Chairman	5X
Vice Chairman	5X
Chief Executive Officer	5X
President	4X
Executive Vice President	4X
Senior Vice President	3X
Chief Accounting Officer	3X

Both direct and certain indirect forms of ownership are recognized in achieving these guidelines, including shares owned outright, restricted stock, restricted stock units, 401(k) funds invested in shares of the Company's common stock, and funds deemed invested in shares of the Company's common stock under the 2006 Directors Deferred Compensation Plan. Shares of the Company's common stock held by immediate family members (which includes a director's or senior officer's spouse, children and parents) or entities controlled by a director or senior officer may be considered holdings of the director or senior officer for purposes of the guidelines only and not as an admission of beneficial ownership for any other purpose. As of December 21, 2023, all directors and officers were in compliance with these guidelines.

Executive Compensation Clawback Policy

The Company's general employee compensation clawback practices provide for recovery of compensation amounts (i) in connection with fraud or a breach of securities law by an individual or (ii) when (A) the Company issues a restatement of financial results to correct a material error; (B) the Compensation Committee determines, in good faith, the individual's fraud or willful misconduct was a significant contributing factor to the need to issue such restatement; and (C) some or all of an award awarded to that individual prior to such restatement and/or shares of the Company's common stock or mutual fund shares that were awarded and/ or other property earned by the individual prior to such restatement would not have been awarded and/or earned, as applicable, based upon the restated financial results.

In addition, effective for compensation awarded for periods beginning on or after October 1, 2023, the Board adopted an Executive Compensation Clawback Policy ("Clawback Policy"). The Clawback Policy provides for the mandatory recovery of erroneously awarded incentive-based compensation following accounting restatements from persons who served as an executive officer of the Company at any time during the performance period for such incentive-based compensation and who received such compensation during the three fiscal years preceding the date on which the Company is required to prepare an accounting restatement. The compensation to be recovered is the amount in excess of what would have been paid based on the restated results. Recovery will be required on a "no fault" basis, without regard to whether any misconduct occurred and without regard to whether an executive officer was responsible for the erroneous financial statements.

Information About the Board and its Committees

Board Meetings and Annual Meeting of Stockholders

During fiscal year 2023, the Board held six meetings (not including committee meetings). For fiscal year 2023, the directors attended at least seventy-five percent (75%) of the aggregate of (i) the total number of meetings of the Board held during the period he or she served as a director and (ii) the total number of meetings of each committee on which he or she served during the period.

To promote open discussion among the independent directors, the independent directors meet in executive session at least two times per year and generally meet in executive session after regularly scheduled Board meetings. Mariann Byerwalter, the Lead Director, presides at the executive sessions of the independent directors. The Board encourages directors to attend the annual meeting of stockholders. All directors then standing for election attended last year's annual meeting.

Committee Membership and Meetings

The current standing committees of the Board are the Audit Committee, the Compensation Committee and the Corporate Governance Committee. The table below provides current membership and meeting information.

	Audit	Compensation	Corporate Governance
Mariann Byerwalter	M	—	M
Alexander S. Friedman	C	—	M
John Y. Kim	—	M	M
Karen M. King	M	M	—
Anthony J. Noto	M	—	M
John W. Thiel	M	M	—
Seth H. Waugh	—	C	—
Geoffrey Y. Yang	—	M	C
Fiscal year 2023 Meetings	5	6	4

M - Member   C - Chair

Below is a description of each standing committee of the Board. The Board has determined that each of these standing committees consists entirely of independent directors pursuant to rules established by the NYSE, rules promulgated under the Securities Exchange Act of 1934, and the Director Independence Standards established by the Board.

See "Director Independence Standards" above. The Board has also determined that each member of the Audit Committee and the Compensation Committee is independent under the criteria established by the NYSE and the SEC for audit committee and compensation committee members, as applicable.

The Audit Committee

Members:

ALEXANDER S. FRIEDMAN
(Chair)

MARIANN BYERWALTER

KAREN M. KING

ANTHONY J. NOTO

JOHN W. THIEL

The Board has determined that each Audit Committee member is financially literate under the NYSE listing standards and is an audit committee financial expert within the meaning of the rules of the SEC.

Number of meetings in fiscal year 2023: 5

Key Responsibilities:

- The primary purpose of the Audit Committee is to assist the Board in fulfilling its responsibility to oversee:
  1. the performance of the Company's internal audit function and independent auditor;
  2. the Company's financial reporting, auditing and internal control activities, including the integrity of the Company's financial statements;
  3. the independent auditors' qualifications and independence; and

- the Company's compliance with legal and regulatory requirements The Audit Committee also prepares the Report of the Audit Committee included in the Company's annual proxy statement.
- The Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the independent auditors, including approval of all services and fees of the independent auditors.
- The Audit Committee is also responsible for reviewing the anti-money laundering policies, procedures and operations of the Company on a periodic basis.
- The Audit Committee meets with the Company's independent auditors and reviews the scope of their audit, the related reports and any recommendations they may make.
- The Audit Committee also reviews the annual audited financial statements of the Company.
- The Audit Committee assists the Board in reviewing the Company's enterprise risk assessment and risk management program with respect to key risks, including related to cybersecurity (as described more fully below under "Risk Management and the Board's Role in Risk Oversight").

The Audit Committee was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934.

The Audit Committee operates under a written charter adopted by the Board. The Audit Committee reviews and reassesses the adequacy of its charter annually and recommends any proposed changes to the Board for approval. The Audit Committee Charter is posted in the corporate governance section of the Company's website.

The Compensation Committee

Members:	Key Responsibilities:
SETH H. WAUGH, (Chair) **JOHN Y. KIM** **KAREN M. KING** **JOHN W. THIEL** **GEOFFREY Y. YANG** **Number of meetings in fiscal year 2023:** 6	• The Compensation Committee oversees the establishment of goals and objectives related to CEO compensation, determines the compensation of the CEO, discharges the responsibilities of the Board relating to compensation of the Company's executive officers and prepares the Compensation Committee Report regarding executive compensation matters for the Company's proxy statement. • The Compensation Committee also reviews and discusses with management proposed Compensation Discussion and Analysis disclosure and determines whether to recommend it to the Board for inclusion in the Company's proxy statement. • The Compensation Committee reviews and approves compensation arrangements between the Company and members of its Board of Directors. The Compensation Committee Charter reflects these various responsibilities, and the Compensation Committee and the Board of Directors annually review the charter and revise it as necessary or appropriate. The Compensation Committee Charter is posted in the corporate governance section of the Company's website.

The Compensation Committee generally adheres to the following processes and procedures in connection with the consideration and determination of the compensation of the Company's executive officers and directors.

Determination of Executive Compensation. The Compensation Committee meets periodically throughout the year to (i) review and approve corporate goals and objectives relevant to the compensation of the executive officers, (ii) evaluate the performance of the executive officers in light of those goals and objectives, and (iii) determine and approve the compensation of the executive officers. For a detailed description regarding the Compensation Committee's role in setting executive compensation, including the role of the Compensation Committee's Compensation Consultant and the Chief Executive Officer in the process, see "Compensation Discussion and Analysis" below.

Determination of Non-executive Director Compensation. The Compensation Committee meets at least annually to review and make recommendations to the Board on the compensation (including equity-based compensation) of the Company's non-executive directors. In reviewing and making recommendations on non-executive director compensation, the Compensation Committee considers, among other things, the following policies and principles:

• that the compensation should fairly pay the directors for the work, time commitment and efforts required by directors of an organization of the Company's size and scope of business activities, including service on Board committees;

• that a component of the compensation should be designed to align the directors' interests with the long-term interests of the Company's stockholders; and

• that directors' independence may be compromised or impaired for Board or committee purposes if director compensation exceeds customary levels.

As a part of its review, the Compensation Committee receives a report from its independent consultant on comparable non-executive director compensation practices and levels. No executive officer of the Company is involved in determining or recommending non-executive director compensation levels. For a description regarding the role and scope of assignment of the Compensation Committee's compensation consultant with respect to executive compensation, see "Compensation Discussion and Analysis" below. See the section of this Proxy Statement titled "Director Fees" below, for a discussion of compensation paid to the Company's directors during fiscal year 2023. Directors who are executives of the Company do not receive compensation for their Board service.

Incentive Plan Matters. The Compensation Committee also administers, among other plans and awards, the Company's Amended and Restated Annual Incentive Compensation Plan, the 2002 Universal Stock Incentive Plan, the Amended and Restated 1998 Employee Stock Investment Plan and the Amended and Restated 2017 Equity Incentive Plan. We refer to the 2002 Universal Stock Incentive Plan, the Amended and Restated 1998 Employee Stock Investment Plan and the Amended and Restated 2017 Equity Incentive Plan collectively as our "equity incentive plans".

The Corporate Governance Committee

Members:

GEOFFREY Y. YANG
(Chair)

MARIANN BYERWALTER

ALEXANDER S. FRIEDMAN

JOHN Y. KIM

ANTHONY J. NOTO

Number of meetings in fiscal year 2023: 4

Key Responsibilities:

- The Corporate Governance Committee has the responsibilities set forth in its charter and provides counsel to the Board of Directors with respect to the organization, function and composition of the Board and its committees and oversees the evaluation of the Board, its committees and individual directors.

- The Corporate Governance Committee is also responsible for developing and recommending to the Board corporate governance policies and procedures applicable to the Company.

- The Corporate Governance Committee oversees the Company's political activities and related policies, and reviews and approves our "Political Activities Statement" which is posted in the corporate governance section of the Company's website. This statement describes the Company's policies on corporate political activity, independent employee political participation, advocacy and lobbying activity, and compliance and oversight of these activities.

- The Corporate Governance Committee is also tasked with identifying and recommending to the Board's independent directors potential Lead Director candidates from among the independent directors.

- The Corporate Governance Committee oversees the Company's corporate responsibility and sustainability programs related to environmental, social and governance ("ESG") matters (including reviewing stockholder engagement efforts related to ESG matters).

The Corporate Governance Committee Charter is posted in the corporate governance section of the Company's website.

Director Nomination Process. The Corporate Governance Committee is responsible for identifying and recommending to the Board potential director candidates for nomination and election to the Board at the annual meeting of stockholders. It uses a variety of means as it determines are necessary or appropriate, including recommendations of stockholders, to do so. The Corporate Governance Committee has adopted a policy regarding nominations and qualifications of directors, which has been approved by the Board. Under this policy, the Corporate Governance Committee may solicit recommendations from current and former directors, management or others who may be familiar with qualified candidates and may consider current directors for re-nomination. The Corporate Governance Committee may, in its sole discretion, retain and terminate any search firm (and approve such search firm's fees and other retention terms) to assist in the identification of candidates.

The Corporate Governance Committee believes there are certain minimum skills and qualifications that each director nominee must possess or satisfy, including:

- high personal and professional integrity and ethical character;

- significant achievement in business, finance, government, education, law, technology or other fields important to the operation of the Company;

- the ability to exercise sound business judgment on a broad range of issues;

- sufficiently broad experience and professional and educational background to have a general appreciation of the major issues facing public companies of a size and scope similar to the Company;

- the willingness and ability to devote the necessary time to Board duties, including preparing for and attending meetings of the Board and its committees; and

- being prepared to represent the best interests of the Company and its stockholders and committed to enhancing stockholder value.

The Corporate Governance Committee also believes there are other skills and qualifications that at least one or more directors must possess or satisfy, including:

- experience and knowledge of the industry sector in which the Company operates its business;

- a majority of the directors being "independent" directors in accordance with the corporate governance listing standards of the NYSE;

- at least three directors meeting the additional independence requirements for members of the Audit Committee of the Board in accordance with the applicable rules of the NYSE and the SEC;

- at least three directors who are eligible to serve on the Audit Committee of the Board being "financially literate" or capable of becoming "financially literate" within a reasonable period of time;

- at least one director who is eligible to serve on the Audit Committee of the Board being an "audit committee financial expert" in accordance with applicable rules of the SEC;

- at least three directors meeting the additional independence requirements for members of the Compensation Committee of the Board in accordance with the applicable rules of the NYSE and the SEC; and

- other standards the Board may adopt from time to time.

In considering candidates for director nominees, the Corporate Governance Committee generally assembles information regarding a candidate's background and qualifications, evaluates a candidate's mix of skills and qualifications and determines the contribution the candidate could be expected to make to the overall functioning of the Board, giving due consideration to the overall Board balance of diversity of perspectives, backgrounds and experiences. The Corporate Governance Committee reviews annually with the Board the composition of the Board as a whole, including whether the Board reflects the appropriate balance of independence, sound judgment, business specialization, technical skills, diversity and other desired qualities.

With respect to current directors, the Corporate Governance Committee considers past attendance at meetings and assesses participation in and contributions to the activities of the Board. The Corporate Governance Committee, in its discretion, may designate one or more of its members to interview any candidate. In addition, the Corporate Governance Committee may seek input from the Company's management or the Board, who may interview any candidate. The Corporate Governance Committee recommends director nominees to the Board based on its assessment of overall suitability to serve on the Board in accordance with the Company's policy regarding nominations and qualifications of directors.

Stockholder Recommendation of Director Nominees. The Corporate Governance Committee will consider candidates recommended for nomination to the Board by stockholders of the Company. Stockholders may make such a recommendation by submitting a completed Director Nomination Form, which is posted in the corporate governance section of the Company's website, not later than the close of business on the 120th day nor earlier than the close of business on the 150th day prior to the first anniversary of the date on which the Company first (i) mailed its notice of annual meeting, proxy statement and proxy or (ii) sent its notice of annual meeting and notice of internet availability of its proxy materials, whichever is earlier, for the immediately preceding year's annual meeting. Completed Director Nomination Forms shall be sent to: Corporate Governance Committee, Franklin Resources, Inc., c/o Corporate Secretary, One Franklin Parkway, San Mateo, CA 94403-1906. This year our Proxy Statement is dated Wednesday, December 27, 2023; for a recommendation to be properly made for the 2025 annual meeting, we must receive the notice of recommendation between July 30, 2024 and August 29, 2024.

The Corporate Governance Committee evaluates candidates recommended by stockholders generally in the same manner as any other candidate. The Corporate Governance Committee will also seek and consider information concerning any relationship between a stockholder recommending a candidate and the candidate to determine if the candidate can represent the interests of all of the stockholders. The Corporate Governance Committee will not evaluate a candidate recommended by a stockholder unless the Director Nomination Form provides that the potential candidate has indicated a willingness to serve as a director, to comply with the expectations and requirements for Board service as publicly disclosed by the Company and to provide all of the information necessary to conduct an evaluation.

Board Leadership Structure

Mr. Gregory E. Johnson has served as Chairman of the Board since June 2013 and Executive Chairman of the Company since February 2020. Our CEO, Ms. Jennifer M. Johnson, serves as a director, but does not have a chair or lead director role on the Board. Ms. Marianne Byerwalter was selected by the independent directors as the Lead Director. The Board believes that its leadership structure strengthens the Board's ability to focus on key risk, business and strategic issues and helps the Company operate in the long-term interests of stockholders.

The duties of the Lead Director are set forth in the Lead Director Charter available on the Company's website and include:

- presiding at the executive sessions of the independent directors and of the non-employee directors of the Board;
- presiding at meetings of the Board in the absence of the Chairman and Vice Chairman of the Board or upon the request of the Chairman;
- calling meetings of the independent directors and non-employee directors of the Board, as appropriate;
- serving as a liaison to facilitate communications between other members of the Board and the Chairman, the Vice Chairman, the CEO and the President, without inhibiting direct communications between and among such persons;
- advising and consulting with the Chairman on, and approving, Board and committee meeting schedules, including the need for special meetings as appropriate, and Board and committee meeting agenda items, to help ensure that appropriate items are brought forward for Board and committee consideration and appropriate time is apportioned for discussion;
- advising and consulting with the Chairman on the general scope and type of information to be provided in advance and/or to be presented at Board meetings;
- in coordination with the Chairman, serving as a liaison to stockholders who request direct communications and consultation with the Board or otherwise delegating such task to an appropriate member of the Board based on the circumstances;
- consulting with outside counsel and other advisors as he or she deems appropriate in fulfilling the Lead Director role;
- collaborating with the Compensation Committee on the annual performance evaluation of the CEO; and
- collaborating with the Corporate Governance Committee on matters related to Board effectiveness and independence including the performance and structure of the Board and its committees, and the performance of individual directors.

The Board does not have a fixed policy regarding the separation of the offices of the Chairman and CEO and the Corporate Governance Committee reviews the Board's leadership structure annually with the Board. The Board believes that the current structure is appropriate because having different senior executives for each of the Company and the Board provides clear leadership for the strategic vision, management and operations of the Company. This structure is supported by a strong independent Board led by our Lead Director, which helps to maintain effective oversight of management and the Company's strategy, risk management and operations. The Board also believes this structure allows for robust and frequent communication between the Board's independent directors and management, enabling the Board to gain a deeper understanding of the Company and work with management to enhance shareholder value.

Board and Committee Evaluation Process

The Board believes that conducting an annual evaluation process is a critical component of good corporate governance and improves the performance of the Board as a whole and its committees. The independent Chair of the Corporate Governance Committee leads the annual performance evaluation of the Board. The Chair of each of the committees leads the review of their respective committees and shares this information with the Lead Director who discusses these results with the Board as part of the Board's self-evaluation process. Each Committee holds a candid evaluation of its performance, using established guidelines as a resource, and the Board holds a similar evaluation of its performance. The results of the evaluation are discussed in a closed session of the independent directors led by the Lead Director and the committee Chairs. A summary of the evaluation results and recommendations for improvement is then reported to the full Board and Company policies and practices are updated as appropriate.

Risk Management and the Board's Role in Risk Oversight

Our Company recognizes the importance of effective risk management to the success of our business and our stockholders and has long-standing and highly developed structures in place to manage risk. The Board of Directors has principal responsibility for oversight of the Company's risk management processes.



BOARD OF DIRECTORS

- The Board regularly receives information on risks facing the Company from, and provides oversight to, a variety of management groups, including the enterprise risk management, global compliance, internal audit, finance risk and control, anti-money laundering, cybersecurity, human resources and compensation risk review groups, among others.
- The full Board oversees the Company's business continuity planning, reviewing and approving management's plans with respect to, among other things, key management succession, disaster planning, crisis management, and prioritization of recovery efforts.
- The Board also reviews and approves the Company's Corporate Liquidity Policy, which addresses how the Company would respond to possible liquidity crises created by temporary market disruptions and/or longer-term financial distress.
- The full Board receives reports of certain risks annually, including with respect to cyber and information security and anti-money laundering and the Company's related risk-management programs.

BOARD COMMITTEES

- Each of these Board committees reports to the full Board at each Board meeting.
- Each of the Audit, Compensation and Corporate Governance Committees report on identified risk, along with other committee matters, at meetings of the full Board.
- The Board, Audit Committee, Compensation Committee and Corporate Governance Committee review and discuss identified risks with the relevant members of senior management and members of the various groups with responsibility for risk identification and management. These regular communications provide the Board with a practical and in-depth understanding of the risks facing the Company and enable the Board to provide direction to management with respect to its approach to identifying, monitoring and addressing material risks.

AUDIT COMMITTEE

- The Audit Committee receives risk management, cybersecurity and other key risk topic reports regularly from Franklin Templeton's Chief Risk and Transformation Officer or other senior leaders within the Company. The Audit Committee also receives internal audit reports at least quarterly from the Company's internal auditor.
- The Audit Committee receives anti-money laundering compliance program reports from the designated compliance officer throughout the year.

COMPENSATION COMMITTEE

- The Compensation Committee and a management compensation risk review committee review and discuss the Company's compensation policies and programs to ensure they do not encourage excessive risk-taking.

CORPORATE GOVERNANCE COMMITTEE

- The Corporate Governance Committee reviews and discusses the Company's Corporate Governance practices, ESG risks and sustainable investing options to ensure they do no present excessive risks to the Company.

MANAGEMENT

- Management provides reports either directly to the full Board, or to the Audit Committee, Compensation Committee or Corporate Governance Committee.
- Regional and separate key risk committees of our management, as well as business and operational risk functions, report to the enterprise-wide management groups which in turn report to the full Board or a committee of the Board.
- Our internal audit and global compliance groups conduct monitoring and testing of Company-wide policies and procedures.

Our Board's role in risk oversight is well-supported by having as directors an experienced Chairman and CEO, both of whom have extensive knowledge of and experience with the risks that the Company faces. In addition, the Audit, Compensation and Corporate Governance Committees of the Board are composed entirely of independent directors, as described above in "Committee Membership and Meetings," which the Board believes also enhances risk oversight.

The following table provides information on the total compensation earned by the Company's directors in fiscal year 2023:

FISCAL YEAR 2023 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3]	Total ($)[4]
Mariann Byerwalter	157,000	160,000	317,000
Alexander S. Friedman	157,000	160,000	327,859
John Y. Kim	—	289,000	289,000
Karen King	—	292,000	292,000
Anthony J. Noto	132,000	160,000	292,000
John W. Thiel	132,000	160,000	292,000
Seth H. Waugh	132,000	160,000	292,000
Geoffrey Y. Yang	—	304,000	304,000

[1] Fees include quarterly retainer fees, excess meeting attendance fees and fees for service as a committee chair. Fees are awarded in cash, the payment of which may be deferred pursuant to the 2006 Directors Deferred Compensation Plan (the "Director Deferred Plan") described below under "Deferred Director Fees." Pursuant to the Director Deferred Plan, directors may elect to defer payment of their directors' fees and stock awards into hypothetical investments in common stock of the Company and/or in Company-sponsored mutual funds. If a director receives fees in cash or elects to defer fees (including the annual stock grant) into hypothetical units of Company-sponsored mutual funds, such amounts are included in this column. Any such director fees deferred into hypothetical shares of the Company's common stock are included in the "Stock Awards" column. See notes 2 and 3 below.

[2] Stock Awards amounts represent the aggregate grant date fair value, determined in accordance with the requirements of Financial Accounting Standards Board Accounting Standards Codification Topic 718, "Compensation - Stock Compensation" ("ASC 718"), associated with (i) an annual stock grant made on February 7, 2023, provided such stock grant is not deferred into hypothetical units of Company-sponsored mutual funds (see note 1 above), and (ii) director fees earned in fiscal year 2023 but whose payment is deferred into hypothetical shares of the Company's common stock and eventually payable in cash. See "Deferred Director Fees" below. The valuation assumptions (i) for the annual stock grant are the closing price for the common stock on the NYSE on the grant date (February 7, 2023) and (ii) for the deferred hypothetical shares of Company common stock are changes in the closing price of the common stock on the NYSE during fiscal year 2023, and the reinvestment of dividends declared by the Company. Because of the required accounting treatment under ASC 718, the stock award amounts for fees earned in fiscal year 2023 and deferred into hypothetical shares of common stock may vary (up or down) to reflect market prices of the common stock.

[3] The following represents the grant date fair value determined in accordance with ASC 718 for all Stock Awards granted in fiscal year 2023. See "Note 16—Stock-Based Compensation" in the Company's Annual Report on Form 10-K for fiscal year 2023 filed with the SEC on November 14, 2023 for further details.

Name	Actual Common Stock ($)	Deferred Hypothetical Shares ($)
Mariann Byerwalter	160,000	—
Alexander S. Friedman	—	160,000
John Y. Kim	—	289,000
Karen King	—	292,000
Anthony J. Noto	160,000	—
John W. Thiel	160,000	—
Seth H. Waugh	—	160,000
Geoffrey Y. Yang	160,000	144,000

[4] Mr. G. Johnson is the Executive Chairman of the Company and Chairman of the Board and does not receive compensation for his service as a director. Ms. Johnson is the President and CEO of the Company and does not receive compensation for her service as a director. See the "Summary Compensation Table for Fiscal Year 2023" below. Mr. R. H. Johnson, Jr. is the Vice Chairman of the Company and does not receive compensation for his service as a director. See "Certain Relationships and Related Transactions" below for information regarding his fiscal year 2023 compensation. In addition, investment offerings may be provided to directors without charging management or performance fees consistent with the terms offered to other employees who meet the applicable requirements. As of September 30, 2023, Mr. Friedman had investments of $489,554 in these funds.

Director Fees

Standard Compensation Arrangements

As of September 30, 2023, the compensation arrangements for non-employee directors consist of the board and meeting fees, and annual equity award, below.

Lead Director Retainer. The director designated by the independent directors of the Board as the lead director of the Board is entitled to receive an annual lead director cash retainer fee of $25,000 (one-fourth of which is paid quarterly).

Director Retainer and Special Meeting Fee. Non-employee directors are entitled to receive an annual Board cash retainer fee of $100,000 (one-fourth of which is paid quarterly), plus $5,000 for each Board meeting attended by such director in excess of the five regularly scheduled Franklin Board meetings per fiscal year.

Director Annual Equity Award. Non-employee directors are also entitled to receive an annual equity award on the date of each annual organizational meeting of the Board, valued at $160,000 (rounded up to the nearest whole share).

Committee Chairperson Retainers. The Chairperson of the Audit Committee is entitled to receive an annual cash retainer fee of $25,000 (one-fourth of which is paid quarterly), and the Chairpersons of the Compensation Committee and the Corporate Governance Committee each is entitled to receive an annual cash retainer fee of $15,000 (one-fourth of which is paid quarterly).

Committee Member Retainers. Each member of the Audit Committee (including the Chairperson) is entitled to receive an annual cash retainer fee of $15,000 (one-fourth of which is paid quarterly), and each member of the Compensation Committee and the Corporate Governance Committee (including each committee's Chairperson) is entitled to receive an annual cash retainer fee of $12,000 (one-fourth of which is paid quarterly).

Special Committee Meeting Fees. Additionally, a $1,500 special committee meeting cash fee is payable to (i) each member of the Audit Committee for each Audit Committee meeting attended by such member in excess of 10 Audit Committee meetings per fiscal year, (ii) each member of the Compensation Committee for each Compensation Committee meeting attended by such member in excess of eight Compensation Committee meetings per fiscal year, and (iii) each member of the Corporate Governance Committee for each Corporate Governance Committee meeting attended by such member in excess of eight Corporate Governance Committee meetings per fiscal year.

Other Board Compensation. In addition, the Company reimburses directors for certain expenses incurred in connection with attending Board and committee meetings as well as other related events, including travel, hotel accommodations, meals and other incidental expenses for the director and his or her spouse accompanying the director in connection with such events.

Deferred Director Fees

The Company allows non-employee directors to defer payment of their directors' fees and stock awards in a manner that is intended to comply with the provisions of Section 409A of the Internal Revenue Code ("Code"), and to treat the deferred amounts as hypothetical investments in common stock of the Company and/or in Company-sponsored mutual funds, as selected by the director. Directors are then credited with the same earnings, gains or losses that they would have incurred if the deferred amounts had been invested in the specific investments and for the specific periods as directed by each particular director.

Additionally, directors who defer their directors' fees and stock awards are credited with notional dividends and other distributions at the same time, in the same form, and in equivalent amounts as dividends and other distributions that are payable from time to time with respect to investments selected by each particular director. On the payout dates elected by a director, the hypothetical investments are valued and the Company must pay the director or his or her beneficiary a cash amount equal to the value of the hypothetical investments. Payouts may be made in a lump sum or in periodic installments.

Stock Ownership of Certain Beneficial Owners

The following table contains information regarding the beneficial ownership of our common stock as of December 11, 2023, by the stockholders that our management knows to beneficially own more than five percent of our outstanding common stock as of such date. The percentage of ownership is calculated based on 495,526,950 outstanding shares of common stock on December 11, 2023.

Except as otherwise noted, each beneficial owner in the following table had sole voting and investment power with respect to such shares.

Name and Address of Beneficial Owner[1]	Shares Beneficially Owned[2]	Percent of Class
Rupert H. Johnson, Jr.[3]	104,200,629	21.0%
Charles B. Johnson[4]	93,194,652	18.8%
State Street Corporation[5]	37,357,474	7.54%
The Vanguard Group[6]	34,570,289	6.97%
BlackRock, Inc.[7]	29,407,084	5.93%

[1] The addresses of Messrs. C. B. Johnson and R. H. Johnson, Jr. are: c/o Franklin Resources, Inc., One Franklin Parkway, San Mateo, CA 94403-1906.

[2] The number of shares of Company common stock beneficially owned by each person is determined under rules promulgated by the SEC.

[3] Includes 102,453,045 shares held in a trust for which Mr. R. H. Johnson, Jr. is trustee. Also includes 27,100 shares held in the 401(k) Plan, 563,735 shares held in an IRA, and 10,116 shares held by his spouse (Mr. R. H. Johnson, Jr. disclaims beneficial ownership of such shares). Also includes 1,146,633 shares held by a private charitable foundation for which he is a trustee (Mr. R. H. Johnson, Jr. disclaims beneficial ownership of such shares).

[4] Includes 89,111,992 shares held in a trust for which Mr. C.B. Johnson is trustee. Also includes 23,009 shares held in the 401(k) Plan, and 4,059,651 shares held in an individual retirement account (an "IRA"). Also includes an aggregate of 5,249,269 shares held by three private charitable foundations for which he is a trustee with shared voting and investment power (Mr. C.B. Johnson disclaims beneficial ownership of such shares).

[5] Based solely on a Schedule 13G/A of State Street Corporation filed with the SEC on February 6, 2023, reporting shares of Company common stock owned as of December 31, 2022. Includes (i) sole power to vote or direct to vote zero shares, (ii) shared power to vote or direct to vote 35,843,407 shares, (iii) sole power to dispose of or direct the disposition of zero shares, and (iv) shared power to dispose of or direct the disposition of 37,331,169 shares. Principal business office address is State Street Financial Center, One Lincoln Street, Boston, MA 02111.

[6] Based solely on a Schedule 13G/A of The Vanguard Group, Inc. filed with the SEC on February 9, 2023 reporting shares of Company common stock owned as of December 31, 2022. Includes (i) sole power to vote or direct to vote zero shares, (ii) shared power to vote or direct to vote 439,419 shares, (iii) sole power to dispose of or direct the disposition of 33,317,370 shares, and (iv) shared power to dispose of or direct the disposition of 1,252,919 shares. Principal business office address is 100 Vanguard Blvd., Malvern, PA 19355.

[7] Based solely on a Schedule 13G/A of BlackRock, Inc. filed with the SEC on February 1, 2023, reporting shares of Company common stock owned as of December 31, 2022. Includes (i) sole power to vote or direct to vote 26,773,802 shares, (ii) shared power to vote or direct to vote zero shares, (iii) sole power to dispose of or direct the disposition of 29,407,084 shares, and (iv) shared power to dispose of or direct the disposition of zero shares. Principal business office address is 55 East 52nd Street, New York, NY 10055.

Stock Ownership and Stock-Based Holdings of Directors and Executive Officers

The following table contains information regarding the beneficial ownership of our common stock as of December 11, 2023 by:

- each director and director nominee;
- each executive officer named in the "Summary Compensation Table for Fiscal Year 2023" below; and
- all current directors, director nominees and executive officers of the Company as a group (including named executive officers).

The percentage of ownership is calculated based on 495,526,950 outstanding shares of common stock on December 11, 2023. Except as otherwise noted, each beneficial owner in the following table had sole voting and investment power with respect to such shares.

Name of Beneficial Owner	Shares Beneficially Owned[1]	Total Company Stock-Based Holdings[2]	Percent of Shares Beneficially Owned[3]
Directors and Director Nominees:			
Mariann Byerwalter	10,494[4]	26,195	*
Alexander S. Friedman	—	17,278	*
Gregory E. Johnson	6,629,397[5]	6,629,397	1.34%
Jennifer M. Johnson	7,259,381[6]	7,259,381	1.46%
Rupert H. Johnson, Jr.	104,200,629[7]	104,200,629	21.0%
John Y. Kim	—	31,264	*
Karen M. King	—	23,754	*
Anthony J. Noto	22,865	22,865	*
John W. Thiel	16,505	16,505	*
Seth H. Waugh	2,414	48,862	*
Geoffrey Y. Yang	49,777	106,261	*
Named Executive Officers:			
Jennifer M. Johnson (see above)			
Matthew Nicholls	384,668[8]	384,668	*
Gregory E. Johnson (see above)			
Terrence Murphy	106,224[9]	106,224	*
Adam B. Spector	620,073[10]	620,073	*
All directors, nominees and executive officers as a group (17 persons)	119,546,718[11]	—	24.13%

* Represents less than 1% of the outstanding common stock.

[1] The number of shares of Company common stock beneficially owned by each person is determined under rules promulgated by the SEC. Under these rules, a person is deemed to have "beneficial ownership" of any shares over which that person has or shares voting or investment power, plus any shares that the person may acquire within 60 days. The Company has no outstanding stock options.

[2] For non-employee directors, this column combines beneficial ownership of shares of our common stock with deferred director fees held by certain non-employee directors in an account economically equivalent to our common stock (but payable in cash), as of December 11, 2023. See "Director Fees—Deferred Director Fees" for a description of deferred director fees. For named executive officers, this column includes time-based unvested restricted stock units held by such officers. Restricted stock units do not confer voting or dispositive power. This column indicates the alignment of the named persons with the interests of the Company's stockholders because the value of their total holdings will increase or decrease correspondingly with the price of the Company's common stock. Other than beneficially owned shares of our common stock, the amounts described in this footnote are not included in the calculation of the percentages contained in the Percent of Shares Beneficially Owned column of this table.

[3] The percent ownership for each stockholder on December 11, 2023 is calculated by dividing (i) the total number of shares beneficially owned by the stockholder by (ii) the total number of shares outstanding on December 11, 2023 plus any shares acquirable by that person currently or within 60 days after such date.

(4)   Shares held by a revocable family trust for which Ms. Byerwalter is sole trustee with voting and investment power.

(5)   Mr. G. Johnson is also a named executive officer of the Company. Includes 6,956 shares held in the 401(k) Plan and 67,203 unvested restricted stock units. Also includes an aggregate of 2,969,100 shares held pursuant to two limited partnerships, 247,461 shares held by his children or in his children's trusts for which Mr. G. Johnson is trustee with voting and investment power (Mr. G. Johnson disclaims beneficial ownership of such shares), and 23,967 shares held by his spouse (Mr. G. Johnson disclaims beneficial ownership of such shares). Also includes an aggregate of 1,193,840 shares held by a private charitable foundation for which he is a trustee with voting and investment power (Mr. G. Johnson disclaims beneficial ownership of such shares).

(6)   Ms. Johnson is also a named executive officer of the Company. Includes 2,394 shares held in the 401(k) Plan and 613,696 unvested restricted stock units. Also includes an aggregate of 2,823,000 shares held pursuant to two limited partnerships, and 454,999 shares held by her children or in her children's trusts and 226,595 shares held in trusts for her niece and nephew for which Ms. Johnson is trustee with voting and investment power (Ms. Johnson disclaims beneficial ownership of such shares). Also includes an aggregate of 1,193,840 shares held by a private charitable foundation for which she is a trustee with voting and investment power (Ms. Johnson disclaims beneficial ownership of such shares).

(7)   See footnote (3) under "Stock Ownership of Certain Beneficial Owners" above.

(8)   Includes 219,910 unvested restricted stock units.

(9)   Includes 98,737 unvested restricted stock units.

(10)   Includes 433,118 unvested restricted stock units.

(11)   Includes an aggregate of 36,784 shares held in the 401(k) Plan and 1,583,354 unvested restricted stock units.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") provides an overview and analysis of our executive compensation program and the decisions made regarding the compensation of our named executive officers, who are our Chief Executive Officer, our Chief Financial Officer, and our three other highest paid executive officers in fiscal year 2023 (together, our "NEOs"). This CD&A also explains how our executive compensation design and decision-making aligns with the Company's performance and business objectives, fiscal year 2023 business and operational highlights, fiscal year 2023 compensation decisions for our NEOs and the rationale for such decisions. This CD&A should be read together with the compensation tables that follow this section.

For the fiscal year ended September 30, 2023, our NEOs were:











JENNIFER M. JOHNSON	GREGORY E. JOHNSON	MATTHEW NICHOLLS	ADAM B. SPECTOR	TERRENCE MURPHY
President and Chief Executive Officer	Executive Chairman and Chairman of the Board	Executive Vice President, Chief Financial Officer and Chief Operating Officer	Executive Vice President and Head of Global Distribution	Executive Vice President and Head of Public Markets

This CD&A is organized into the following six sections, which begin on the page numbers referenced below.

CD&A TABLE OF CONTENTS	
1. Our Compensation Philosophy	28
2. Compensation Overview	30
3. Fiscal Year 2023 Performance Overview	32
4. Fiscal Year 2023 Executive Compensation Decisions	34
5. Our Compensation Decision-Making Process	41
6. Other Compensation Matters	43

1. Our Compensation Philosophy

Our Compensation Committee believes that executive compensation should be strongly linked to our performance – both for our investors and for our clients who entrust us to manage their investments and in turn drive our success. We recognize the importance of our compensation decisions to these constituencies and believe the design and implementation of our executive compensation program reflects this stewardship. Accordingly, we seek to maintain an executive compensation program that is designed to attract and retain skilled executives, incentivize executives to deliver returns for our clients and thus maximize our financial performance and the creation of stockholder value, and align executives' interests with those of our stockholders.

We aim to achieve these objectives by granting the significant majority of executive compensation in the form of "at-risk" compensation, where the value of compensation is dependent on our performance. Our at-risk compensation is typically granted in the form of (i) annual incentive cash bonus awards and restricted stock unit ("RSU") awards granted under our Amended and Restated Annual Incentive Compensation Plan (the "AIP") that are earned based on certain annual performance objectives and (ii) performance-based RSU awards that are earned and vest based on achievement of annual and three-year financial performance objectives. The significant equity portion of our at-risk compensation serves to align the interests of our NEOs with those of our stockholders. In addition, the Compensation Committee recognizes that NEOs implement and effect long-term initiatives for the Company that often take more than one fiscal year to accomplish and, accordingly, should receive a significant percentage of their compensation in the form of equity that does not immediately vest.

In making executive compensation decisions, the Compensation Committee exercises structured judgment to evaluate each NEO's performance in light of financial and non-financial performance objectives that it believes are important to the growth and welfare of the Company and, for long-term value for our stockholders. These performance objectives emphasize the achievement of Company-wide investment and financial performance objectives as well as strategic initiatives which typically are focused on business unit and individual performance objectives that are specific to each NEO. Below is a summary of the objectives that the Compensation Committee assesses when making compensation decisions.

Performance Objectives	Primary Considerations
Investment Performance	1-, 3-, 5- and 10-year investment management performance, assets under management, and investment management revenue
Financial Results	Adjusted operating margin, adjusted operating revenue, adjusted operating income, pre-bonus operating income, three-year stockholder return, long-term net flows and adjusted earnings per share
Strategic Initiatives	Optimize global growth prospects, continue building enduring relationships with clients and business partners, augment our alternative strategies and sustainable investing offerings, strengthen employee engagement and leadership development, continued expense management, successful integration of acquired businesses and alignment of internal business functions

The weighting of performance metrics used by the Compensation Committee in determining our CEO's fiscal year 2023 annual incentive award is as depicted below:



30% Investment Performance

25% Distribution Performance

25% Strategy and Leadership

20% Financial Metrics

Stockholder Engagement on Compensation

We engage with stockholders to provide an opportunity for them to express their views so that we may consider those views as we evaluate our governance practices and executive compensation program. We value our stockholders' interests and feedback and we are committed to maintaining an active dialogue to ensure that we understand the priorities and concerns of our stockholders with respect to best practices for governance matters and executive compensation.

Our focus on at-risk compensation has been strongly supported by our stockholders in the past. Consistent with the vote of our stockholders at our 2023 annual meeting of stockholders, we conduct an advisory vote on the compensation of our NEOs (a "say-on-pay proposal") every three years. At our 2023 annual meeting of stockholders, approximately 94% of the votes cast were in favor of our executive compensation policies, practices and determinations. The Compensation Committee believes that this vote reflects strong support for our executive compensation program and philosophy. The Compensation Committee intends to continue to implement executive compensation programs and decisions that it believes are the best interests of our stockholders.

Our Board encourages an open and constructive dialogue with shareholders on compensation and other corporate governance matters to ensure alignment on policies and practices. In fiscal year 2023, we contacted our top 15 institutional shareholders, representing approximately 30% of our outstanding shares, and approximately 49% of our outstanding shares held by persons or entities other than Messrs. Charles B. Johnson and Rupert H. Johnson, and held meetings with the four of these shareholders who requested to meet with us. Our outreach to stockholders focused on corporate governance, board composition, executive compensation, and ESG matters, including diversity & inclusion initiatives, and the content of our most recently published CSR report. No concerns regarding executive compensation were raised from our engagements.

2. Compensation Overview

Our executive compensation program consists primarily of three elements: (1) base salary, (2) short-term incentive compensation based on company-wide investment and financial performance objectives and NEO-specific strategic initiatives, and which is paid in a combination of cash and time-based incentive RSU awards, and (3) RSU awards subject to long-term performance-based vesting conditions.

Compensation Element	Designed To Reward	Relationship To The Objectives
Base Salary	• Experience, knowledge of the industry, duties and scope of responsibility	• Provides a minimum, fixed level of cash compensation to attract and retain talented executives to the Company who can continue to improve the Company's overall performance
Annual Incentive Compensation • **Incentive cash awards** • **Incentive RSU awards**	• Success in achieving objectives	• Motivates executives to achieve specific financial and non-financial Company-wide, business unit and individual performance objectives • Provides competitive compensation to attract and retain talented executives • Links annual incentive to value creation for stockholders with a mix of cash and equity • Induces retention of key executives with the Company with incentive RSU awards awarded based on annual performance and vesting subject to continued service in order to encourage retention
Long-term Incentive Compensation • **Performance RSU awards**	• Continued excellence and achievement of objectives over time • Success in long-term growth and development	• Motivates executives to achieve specific Company-wide financial objectives over a three-year performance period • Aligns the executives' interests with long-term stockholder interests with performance RSU awards earned based on achievement of financial performance objectives • Provides competitive compensation to attract and retain talented executives • Induces retention of key executives with the Company with performance RSU awards subject to performance based vesting conditions over a three-year period

Base Salary

The Compensation Committee believes that base salaries for our NEOs should be limited to a reasonable base compensation for the day-to-day performance of the NEOs' job responsibilities and that the majority of their pay should be in at-risk compensation tied to performance. Base salaries are evaluated by the Compensation Committee annually for all NEOs and in general do not change significantly year-to-year unless the NEO is promoted or the Compensation Committee determines that an adjustment is necessary due to compensation or economic trends in the industry.

Annual Incentive Compensation

Annual incentive compensation in the form of incentive cash awards and incentive RSU awards granted to our NEOs are funded from an award pool (the "Award Pool") that is established annually under the AIP. The incentive RSU awards are granted under the 2002 Universal Stock Incentive Plan, as amended (the "USIP"), based on prior year performance and vest in equal installments over three years subject to continued service with the Company. The incentive RSU awards are granted shortly following the end of the fiscal year to which the award relates, with the number of RSU awards determined by dividing the dollar value of the equity portion of the award by the closing price of our common stock on the date of grant. NEOs receive dividends on unvested incentive RSU awards as and when dividends are paid to stockholders.

Targets under the AIP are based on a combination of Company-wide, business unit and individualized performance objectives. The Compensation Committee recognizes that the Company-wide measures may not fully reflect the individual performance and contributions made by our separate business units and their respective leaders, and therefore has incorporated objectives relating to achievement of strategic initiatives into the AIP. These objectives are specifically tailored to each business unit and include, but are not limited to, a mix of investment performance, sales, financial, customer service, technology and human resources objectives.

The size of the Award Pool is approved by the Compensation Committee and is fixed at a percentage of our pre-bonus net operating income (for fiscal year 2023 not to exceed 23%), exclusive of passive income and calculated before non-operating interest, taxes, extraordinary items, and any special items such as special compensation payouts on account of an acquisition ("PBOI"). The specific size of the Award Pool is determined at the start of the fiscal year but may be revised by the Compensation Committee at any point during or after the fiscal year.

The annual incentive compensation paid and granted in November 2023, the specific strategic objectives considered by the Compensation Committee for each NEO in fiscal year 2023, and the Compensation Committee's determination of the Award Pool for fiscal year 2023 are summarized in "4. Fiscal Year 2023 Executive Compensation Decisions" below.

Long-Term Incentive Compensation

Our long-term incentive compensation consists of annual grants of performance RSU awards ("Performance Awards") under the USIP that vest over a three-year period based on the achievement of specified financial performance goals as described below.

One-half of the Performance Awards granted in fiscal year 2023 will be earned and vested based on our Adjusted Operating Margin (as defined below) and one-half of the Performance Awards will be based on our relative total shareholder return over a three-year period (as described below). The Performance Award component that is based on Adjusted Operating Margin is earned based on our fiscal year performance, with performance vesting occurring in equal increments in each year over a three-year period, while the Performance Award component that is based on relative total shareholder return is earned and vests based on a three-year performance period.

The amount of these Performance Awards granted to each NEO for fiscal year 2023 was determined by the Compensation Committee based on a general target of providing 20-25% of the NEO's total incentive compensation in the form of Performance Awards, as adjusted to reflect the specific performance of the NEO during the fiscal year.

In the event a performance measure is not achieved at or above a specified threshold level, the portion of an award tied to such performance measure is forfeited. The Compensation Committee selects performance-based vesting targets that it believes are sufficient to motivate NEOs by being challenging, but achievable. The specific performance-based vesting conditions applicable to awards granted in November 2023 and those completing their vesting in November 2023 are summarized in "4. Fiscal Year 2023 Executive Compensation Decisions — Types of Compensation — Long-term Incentive Compensation" below.

Compensation Mix for Our NEOs

The following chart shows the breakdown of the types of compensation paid or granted to our NEOs for fiscal year 2023, which illustrates the Compensation Committee's emphasis on at-risk, equity-based and performance-based components of our executive compensation program.

COMPENSATION MIX

CEO


5%
Base Salary
24%
Annual Cash Incentive
51%
Annual Incentive RSUs
20%
Performance-Based Long-Term RSUs
95% Total Performance-Based

Average Senior Executive Pay


8%
Base Salary
48%
Annual Cash Incentive
23%
Annual Incentive RSUs
21%
Performance-Based Long-Term RSUs
92% Total Performance-Based

3. Fiscal Year 2023 Performance Overview

Business Highlights

We continued to focus on key areas that directly support the firm's multi-year strategic plan to drive organic growth including executing on M&A opportunities that position us to capitalize on industry change. In addition, we continued to invest in opportunities that will support our strategy, including augmentation of our alternative investment strategies and ESG offerings.

The Compensation Committee evaluated fiscal year 2023 performance in light of its philosophy that a significant portion of executive compensation should be at-risk and tied to the Company's performance.

The chart below compares the results of our key financial performance measures for the current fiscal year against last fiscal year:

Key Financial Performance Measures (as of and for fiscal years ended September 30)	2023	2022	Percentage Change 2023 vs. 2022
Assets Under Management ($ billions)	$1,374.2	$1,297.4	5.9%
Adjusted Operating Revenue ($ millions)(1)	$6,104.1	$6,473.7	(5.7%)
Adjusted Operating Income ($ millions)(1)	$1,823.8	$2,323.5	(21.5%)
Adjusted Net Income ($ millions)(1)	$1,332.2	$1,855.6	(28.2%)
Adjusted Earnings Per Share(1)	$ 2.60	$ 3.63	(28.4%)
Adjusted Operating Margin(1)	29.9%	35.9%	
Three-Year Stockholder Return	11.2%	(5.2)%	

(1) See discussion of supplemental non-GAAP financial measures in Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2023.

Fiscal Year 2023 Investment Management Performance

We are committed to delivering strong investment performance for our clients, offering a broad range of strategies and drawing on our diverse experiences and perspectives gained through our long history in the investment management business. We know that success demands smart and effective business innovation, solutions and technologies, and we remain focused on investment excellence, innovating to meet evolving client goals, and building strong partnerships by delivering superior client service. We continue to focus on the long-term investment performance of our investment products and on providing high quality service to our clients.

A key driver of our overall success is the long-term investment performance of our investment products. A measure of the performance of these products is the percentage of AUM exceeding peer group medians and benchmarks. We compare the relative performance of our mutual funds against peers, and of our strategy composites against benchmarks.

The performance of our mutual fund products against peer group medians and of our strategy composites against benchmarks is presented in the table below. Past performance is no guarantee of future results.

as of September 30, 2023	Peer Group Comparison[1] % of Mutual Fund AUM in Top Two Peer Group Quartiles				Benchmark Comparison[2] % of Strategy Composite AUM Exceeding Benchmark			
	1-Year	3-Year	5-Year	10-Year	1-Year	3-Year	5-Year	10-Year
Fixed Income	46%	39%	37%	67%	80%	47%	46%	90%
Equity	61%	39%	51%	56%	45%	38%	38%	31%
Total AUM[3]	48%	49%	54%	52%	61%	48%	47%	61%

[1]   Mutual fund performance is sourced from Morningstar and measures the percentage of ranked fund AUM in the top two quartiles of their peer groups. Mutual Fund AUM measured for the 1-, 3-, 5- and 10-year periods represents 35%, 35%, 35%, and 33%, respectively of our total AUM as of September 30, 2023.

[2]   Strategy composite performance measures the percent of composite AUM beating its benchmark. The benchmark comparisons are based on each account's/composite's (strategy composites may include retail separately managed accounts and mutual fund assets managed as part of the same strategy) return as compared to a market index that has been selected to be generally consistent with the asset class of the account/composite. Total strategy composite AUM measured for the 1-, 3-, 5- and 10-year periods represents 50%, 50%, 49%, and 46% of our total AUM as of September 30, 2023.

[3]   Total mutual fund AUM includes performance of the Company's alternative and multi-asset funds, and total strategy composite AUM includes performance of the Company's alternative composites. Alternative and multi-asset AUM represent 19% and 11% of our total AUM at September 30, 2023.

4. Fiscal Year 2023 Executive Compensation Decisions

Fiscal Year 2023 Base Salary and Annual Incentive Awards

In November 2023, based on the Compensation Committee's evaluation of the strategic initiative achievements summarized below and the performance objectives discussed above, the Compensation Committee approved the base salary and annual incentive awards in the aggregate amounts below.

| Name | Base Salary | Annual Incentive Award | | | Long-Term Incentive Award | Total Annual Compensation | % change in Total Compensation vs. 2022 |
		Total Incentive Award	Incentive Cash Component	Incentive Deferred Component			
Jennifer M. Johnson	$750,000	$11,050,000	$ 3,650,000	$7,400,000	$3,250,000	$15,050,000	-1.3%
Matthew Nicholls	$600,000	$ 5,700,000	$ 3,000,000	$2,700,000	$3,000,000	$ 9,300,000	-0.5%
Gregory E. Johnson	$600,000	$ 1,900,000	$ 1,100,000	$ 800,000	$ 500,000	$ 3,000,000	-3.2%
Terrence Murphy[1][2]	$500,000	$18,151,806	$11,798,674	$6,353,132	—	$18,651,806	—
Adam B. Spector[3]	$525,000	$ 5,185,000	$ 3,547,500	$1,637,500	$1,200,000	$ 6,910,000	-34.0%

[1] A portion of Mr. Murphy's annual compensation was paid in connection with his role as chief executive officer of the Company's ClearBridge Investments SIM.

[2] Mr. Murphy was not an NEO for 2022.

[3] A portion of Mr. Spector's incentive compensation was paid in connection with his role as managing partner of the Company's Brandywine Global SIM. The change in total compensation for Mr. Spector was primarily attributable to a change in his compensation from the Company's Brandywine Global SIM.

Determination of the Award Pool for Fiscal Year 2023

The Award Pool, for which all NEOs were eligible for fiscal year 2023, was capped at 1.5% of PBOI for the fiscal year. During the first quarter of fiscal year 2023, the Compensation Committee determined that no individual participant would be eligible to receive or expected to receive an award exceeding 40% of the total Award Pool. Mr. Murphy did not participate in the Award Pool for fiscal year 2023 because he received a portion of his annual incentive awards in cash from the Company's SIM, ClearBridge Investments.

For fiscal year 2023, the breakdown of the cash and equity components of the annual incentive award for each NEO as set forth in the following table:



Amounts ≤ $1.0 million	Amounts > $1.0 million and ≤ $7.0 million	Amounts > $7.0 million
35% 65%	50% 50%	100%

■ Restricted Stock Units   ■ Cash Bonus

Fiscal Year 2023 Performance Awards

The NEOs were also issued Performance Awards for fiscal year 2023. The table below sets forth the specific vesting thresholds for these Performance Awards.

	% of Award Eligible to Vest	Performance Period	2023 Performance Awards	
			Performance Level[1]	% Vesting[2]
2023 Adjusted Operating Margin Performance Award (50% of 2023 Performance Awards)	34%	Fiscal Year 2024	Adj. Operating Margin ≥ 90% of Plan	100%
			Adj. Operating Margin ≥ 80% and < 90% of Plan	50%
			Adj. Operating Margin < 80% of Plan	0%
	33%	Fiscal Year 2025	Adj. Operating Margin ≥ 90% of Plan	100%
			Adj. Operating Margin ≥ 80% and < 90% of Plan	50%
			Adj. Operating margin < 80% of Plan	0%
	33%	Fiscal Year 2026	Adj. Operating Margin ≥ 90% of Plan	100%
			Adj. Operating Margin ≥ 80% and < 90% of Plan	50%
			Adj. Operating Margin< 80% of Plan	0%
2023 Relative TSR Performance Award (50% of 2023 Performance Awards)	100%	Fiscal Years 2024 - 2026	≥ 75th percentile	150%
			≥ 50th to 75th percentile	100 to 149%
			≥ 25th to 50th percentile	50 to 99%
			0 to 25th percentile	0 to 49%

[1] The Adjusted Operating Margin for Plan is 29.2% for each of the three years. For Relative TSR performance, the percentiles refer to the Compensation Peer Group listed below.

[2] For amounts falling between specified performance level thresholds, the percentage vested will be a linear interpolation between the applicable vesting percentages.

The Compensation Committee approved Performance Awards in 2023 with the following grant date target award amounts:

Name	2023 Performance Awards		
	Total Target Award Amount	Adjusted Operating Margin Target	Relative TSR Target
Jennifer M. Johnson	$ 3,250,000	1,625,000	1,625,000
Matthew Nicholls	$ 3,000,000	1,500,000	1,500,000
Gregory E. Johnson	$ 500,000	250,000	250,000
Terrence Murphy[1]	—	—	—
Adam B. Spector	$ 1,200,000	600,000	600,000

[1] Mr. Murphy did not receive Performance Awards in 2023.

Upon granting of the award, the targeted amounts are converted into restricted share units of the Company's common stock based on the share price on the grant date.

Payout of Performance Awards Granted in Fiscal Years 2020-2022

While the Committee does not consider these amounts to be compensation for fiscal year 2023, Ms. Johnson, Mr. G. Johnson, Mr. Nicholls and Mr. Spector had 100,246, 37,096, 49,484 and 13,584 performance restricted share units vested for performance in fiscal year 2023, respectively, and 74,516, 37,258, 18,629 and 0 performance restricted share units that did not vest and were forfeited because the performance objectives related to those units were not achieved. Vesting of the Performance Awards for the 2020-2022 performance period was based upon the achievement of: (i) the Company's adjusted operating margin as a percentage of the average operating margin for certain peer companies ("Relative Adjusted Margin"), and (ii) our total shareholder return ranking, defined as our total return to stockholders, as reported by Bloomberg or FactSet Research Systems (or their respective successors), relative to the respective total return to stockholders of certain peer companies over a three-year period ("Relative TSR"). For purposes of the Relative Adjusted Margin awards, "adjusted operating margin" means (a) operating income divided by (b) total revenues for the performance period, in each case as reported in the consolidated financial statements filed with the SEC (or if such financial statements are not available at the time of determination as otherwise disclosed in a press release), which amount is adjusted to exclude material onetime, non-recurring expenses including, but not limited to, M&A, severance, or other restructuring charges as reported in the relevant financial statements.

Performance Awards that are based on Adjusted Operating Margin are earned based on our annual performance and performance vest in equal installments in each year over a three-year period, while Performance Awards that are based on Relative TSR are earned based on our performance over a three-year period and vest in one installment shortly following the Compensation Committee's determination that the performance condition has been achieved.

Individual Accomplishments

In addition to Company-wide investment and financial performance objectives described above, the Compensation Committee evaluates certain strategic initiatives that are specific to each NEO in making executive compensation decisions for fiscal year 2023. Below is a summary of the individual accomplishments for each NEO in fiscal year 2023 that were considered by the Compensation Committee in making its compensation decisions.



JENNIFER M. JOHNSON
President and
Chief Executive Officer



30%

Investment Performance



25%

Strategy and Leadership



20%

Financial Metrics



25%

Distribution Performance

INTRODUCTION

As we look back over our fiscal year ended September 30, 2023, challenging global financial markets and geopolitical uncertainty weighed on investor sentiment and resulted in downward pressures on our financial results, consistent with the industry. Yet, against this backdrop and amid ongoing industry-wide change, we continue to manage our global business with a focus on areas of organic growth, expense discipline and strategic transactions.

INVESTMENT PERFORMANCE

- Strategy composite investment performance AUM resulted in 61%, 48%, 47% and 61% outperforming their peers on a 1-, 3-, 5-, and 10-year basis.[1] Compared to the prior year, strategy composite 1-year performance improved significantly, while the 5- and 10-year performance lagged.

- Mutual fund investment performance AUM resulted in 48%, 49%, 54% and 52% outperforming their peers on a 1-, 3-, 5-, and 10-year basis.[2] Compared to the prior year, mutual fund performance improved in the 3-and 5-year periods and lagged in the 1- and 10-year periods. The 1-year decline is primarily due to the peer categorization of one of our largest funds managed for yield.

- The Company also saw strong investment performance in private market strategies offered by our alternative specialist investment managers, including Benefit Street Partners, Clarion Partners and Lexington Partners.

FINANCIAL RESULTS

- Ending AUM was $1.37 trillion, an increase of 5.9% from the prior year primarily due to market appreciation and the acquisition of Alcentra, partially offset by long-term net outflows. Average AUM decreased by 4.7% to $1.40 trillion.[3]

- We benefitted from diversifying our business across asset classes, vehicles, and geographies. Long-term net outflows were $21.3 billion and improved by 23.4% from the prior year net outflows of $27.8 billion.

  ○ Long-term net inflows in several key areas including Alternatives, Multi-Asset, ETFs, Canvas® (our custom indexing platform), and the high-net-worth channel. Our largest alternative managers, Benefit Street Partners, Clarion Partners, and Lexington Partners together generated nearly $11 billion of net flows. Multi-asset net flows increased by 66% to $7.8 billion from $4.7 billion in 2022.

  ○ Significant improvement in long-term net outflows in our non-US regions, which turned positive in the second half of the fiscal year. Long-term flows were positive in APAC region in the fiscal year.

- Adjusted operating revenues were $6.1 billion, a 5.7% decrease from the prior year. Adjusted performance fees were $382.8 million compared to $513.6 million in the prior year. Despite market challenges, we benefited from a stable adjusted effective fee rate[4] over the year of 39.5 bps compared to 38.9 bps in the prior year, primarily due to the full year impact of our acquisition of Lexington and Alcentra.

- Adjusted operating expenses were $4.3 billion, an increase of 3% from the prior year. Both adjusted operating revenues and adjusted operating expenses include a full year of Lexington Partners and eleven months of Alcentra. Excluding performance fee-related compensation and the full year impact of Lexington and Alcentra, adjusted operating expenses were down slightly from the prior year, reflecting the firm's focus on expense discipline and operational efficiencies.

- Adjusted operating income was $1.8 billion for the year, a decrease of 21.5% from the prior year primarily due to market impact on our average AUM, and to a lesser degree net outflows.

- We strengthened the foundation of our business through disciplined expense management and operational efficiencies. This year, we outsourced the non-US portion of our global transfer agency ("TA") function, simplifying our business while reducing future capital expenditures. This initiative follows the previously announced outsourcing of our US TA function, fund administration, and certain other technology functions.

- Over the course of the year, we returned $870 million to shareholders, an increase of approximately 13% over the prior year, consisting of $614 million in dividends and $256 million in share repurchases. Ending at September 30, 2023, our balance sheet had cash and investments of $6.9[5] billion after funding the aforementioned dividends and share repurchases, the acquisition of Alcentra and other acquisition-related payments.

STRATEGIC INITIATIVES

- In fiscal year 2023, made progress on executing our long-term plan to diversify and increase our alternative asset strategies, which continue to be a source of strong investor demand:

  ° On November 1, 2022, closed our acquisition of Alcentra, a leading European alternative credit manager, doubling our alternative credit AUM to $78.5 billion at the time of close. With $255 billion in AUM, Franklin Templeton is one of the largest alternative managers.

  ° Alternatives by Franklin Templeton: In 2022, launched a dedicated specialist sales force to further implement the Company's priority of making alternatives products available to individuals in the wealth management channel in the US. Since launching in 2022 through July 2023, Lexington Partners raised $18.2 billion in secondary private equity and we anticipate approximately 20% to come from the wealth management channel.

- One of our strategic priorities has been to increase our scale in key segments of the industry that reflect long-term investor demand. Originated the acquisition of Putnam Investments ("Putnam") from Great-West Lifeco ("Great-West"). With $142 billion[6] in AUM, Putnam adds complementary capabilities across key asset classes with strong long-term track records and will enhance our presence in the insurance and retirement sectors. Specifically, Putnam increases Franklin Templeton's defined contribution AUM to over $100 billion. The transaction enables us to further increase our investment in retirement and insurance to better serve each and every client in these important segments.

- Led and established strategic relationship with The Power group of companies, leaders in the global insurance, retirement, asset management and wealth management sectors. Great-West will make an initial incremental asset allocation of $25 billion to our specialist investment managers within 12 months of closing and become a long-term shareholder in Franklin Resources. The agreement furthers our goal of growing insurance client assets and expands the existing relationship between Franklin Templeton and the Power group of companies with additional allocations expected to be received over the next several years.

- Continued to diversify investment vehicles by expanding Separately Management Accounts (SMAs) and Exchange Traded Funds (ETFs) offerings, including launching SMA and ETF variations of our top flag ship products as well as actively management fixed income ETFs to meet client demand. ETFs generated net inflows of $3.9 billion.

- Strengthened our ability to offer solutions across investment teams and public and private markets to our clients. Also grew our personalized portfolio solutions through our custom indexing platform (Canvas), which has achieved net inflows each quarter since the platform launched in September 2019 and AUM has more than doubled to $4.8 billion since the acquisition closed.

- Progressed on implementing GOE®, our Goals Optimization Engine platform, across a broad array of distribution channels globally. We continue to focus on activating distribution across a variety of channels, such as RIAs, advisor platforms as well as non-traditional firms, including robo-advisors, brokerage/model marketplaces, digital banks, and payment companies.

- Recognized as industry leader and Franklin Templeton brand ambassador highlighted in Forbes' *"World's 100 Most Powerful Women"* and *"50 Over 50"* lists in 2022, Barron's list of the *"100 Most Influential Women in US Finance"* for four consecutive years and to Pensions & Investments' inaugural class of *"Influential Women in Institutional Investing"* in 2023, as well as Franklin Templeton's inclusion in P&I's *"Best Places to Work in Money Management"*.

- Championed Diversity, Equity and Inclusion (DE&I) efforts within the company and our industry. Continued to execute global DE&I strategy to diversify talent at all levels of our firm through expanding recruitment sourcing channels and expanded office of DEI to include regional head of EMEA, among others. Serves on a variety of boards, including the NYSE Board Advisory Council's diversity initiative, Catalyst board of directors and the CEO Champions for Change initiative.

- Announced key senior leadership changes to optimize operating model, including Terrence Murphy assuming the role of EVP and Head of Public Markets on October 1, 2022 and made strategic leadership appointments in Global Distribution in non-US regions, including EMEA and Canada.

1. Strategy composite performance is sourced from Morningstar and measures the percentage of ranked fund AUM in the top two quartiles of their peer groups. Strategy composite AUM measured for the 1-, 3-, 5- and 10-year periods represents 50%, 50%, 49%, and 46%, respectively of the firm's total AUM as of September 30, 2023.

2. Mutual fund/ETF performance is sourced from Morningstar and measures the percentage of ranked fund AUM in the top two quartiles of their peer groups. Mutual Fund AUM measured for the 1-, 3-, 5- and 10-year periods represents 35%, 35%, 35%, and 33%, respectively of the firm's total AUM as of September 30, 2023.

3. Excludes approximately $13 billion of AUM in our China joint venture.

4. The adjusted effective fee rate is annualized adjusted investment management fees, excluding performance fees, divided by average AUM for the period.

5. Includes our direct investments in CIPS of $1.0 billion, approximately $300 million of employee-owned and other third-party investments made through partnerships, and approximately $380 million of investments that are subject to long-term repurchase agreements and other financing arrangements.

6. Putnam AUM estimated as of November 30, 2023, and excludes PanAgora AUM, which is not a party to the transaction.

7. Franklin Resources, Inc. will issue 33.3 million shares with 25.9 million shares subject to a five-year lock-up and the remaining shares subject to a 180-day lock-up.



GREGORY E. JOHNSON

Executive Chairman and
Chairman of the Board

- Provided overall leadership for the Franklin Resources Board and set ethical tone for the Board and the company.
- Assumed managing role as Chairman of the Franklin and Templeton fund boards.
- Represented the company to shareholders, key clients and government officials, working in partnership with the CEO.
- Partnered with the CEO and CFO on the exploration and development of capital market strategies.
- Represented Franklin's investment on the board of Zand Bank in Dubai.

- Served as Chairman of the Luxemburg-based SICAV line of funds. Presided over the Board meetings; with investment professionals and the management company, presented on key topics, including performance, organizational, and regulatory matters pertaining to the funds.
- Continued to engage with industry leaders, regulators, and policy makers via being an active member of the Board of Governors and Executive Committee of the Investment Company Institute, the national association of U.S. investment companies, as well as its international division, ICI Global.



MATTHEW NICHOLLS

Executive Vice President, Chief Financial Officer and Chief Operating Officer, responsible for the firm's global finance and accounting functions, acquisitions, strategic planning, corporate taxation, risk management, investor relations, corporate real estate, communications, technology, operations, and human resources.

- Continued focus on expense management keeping overall costs in line with original budget for the year while providing competitive compensation for key talent.
- Implemented a transformation project to modernize the finance function, procurement, and vendor management; successfully completed implementation of three major financial systems.
- In partnership with CEO, led negotiations and process of key acquisitions:
  ° Doubled Franklin Templeton's alternative credit capabilities with the closing of Alcentra, which added $35B of AUM and globalized Benefit Street Partners.
  ° Established strategic partnership with Power Corporation of Canada, Great-West Lifeco (includes an initial commitment of $25B of AUM from Great-West Lifeco), and Empower, strengthening our presence in the insurance and retirement channels, respectively.
  ° Oversaw process, structured transaction, and key retention arrangements of the Putnam acquisition; Led integration project management team for key workstreams including Investments, Distribution, and Corporate Functions.
- Exceeded FY2023 projections for adjusted operating revenue, adjusted net income, and adjusted EPS.

- Managed the firm's balance sheet to maintain financial flexibility. At fiscal year-end, cash and investments totaled $6.9 billion[1] after funding acquisitions and returning $870 million to shareholders through dividends and share repurchases.
- Reduced debt by $300M and replaced existing $800M credit facilities ($500M 364-day revolving credit facility and $300M term loan) with an $800M five-year revolving credit facility using a syndicate of nine major banks. Transaction reduced leverage, increased the duration of our additional liquidity, improved ratings profile, and increased net interest income.
- Increased risk management resources across the firm focused on enterprise, investment, cyber security, and supplier risk management.
- Expanded investor outreach by continuing to execute investor relations program focused on communicating our differentiated business model, growth strategies (organic and M&A), and financial objectives to the investor community.
- Optimized global real estate strategy and executed on opportunities to consolidate and monetize excess office space, including consolidation of multiple offices (including SIMs) in New York city.

1. Includes our direct investments in CIPS of $1.0 billion, approximately $300 million of employee-owned and other third-party investments made through partnerships, and approximately $380 million of investments that are subject to long-term repurchase agreements and other financing arrangements.



TERRENCE MURPHY

Executive Vice President, Head of Public Markets, responsible for setting investment strategy and driving organizational growth for the Franklin Templeton Public Markets business. Chief Executive Officer at ClearBridge Investments, responsible for the overall management of the firm, including infrastructure, legal and compliance, business strategy, and sales and client service.

- Oversaw continued evolution of Public Market Investments leadership to include Royce, FT Investment Solutions, Global ETF & Passive Investments, Franklin Income Investors, Franklin Fixed Income, Templeton Global Macro, and Martin Currie in addition to the FT Equity investment management teams.
- Developed framework for integration for Putnam Equity, Putnam Fixed Income, Putnam Global Asset Allocation, Brandywine Global and K2 investment teams.
- Led continued improvement of relative strategy composites AUM investment performance outperforming benchmarks over the course of the year.
- Managed leadership transitions for multiple investment teams globally with the goal of improved performance and client outcomes.
- Drove efforts to focus our investment strategy offerings to refocus on core investment competencies.

- Completed restructuring plan and future business state for FT Investment Solutions to streamline business and improve collaboration of FT Investment teams for portfolio modeling capabilities to meet our client's goals to and continue on our over 20% growth in AUM this year.
- Restructured ETF business to include dedicated sales professionals resulting in over a 40% growth in AUM.
- Enhanced FT Investment team collaboration of Chief Investment Officers, Risk Managers, Director of Research, and Client Portfolio Managers.
- Spearheaded continued evolution of compensation plans across investment teams to align with client outcomes.
- Nurtured a culture of diversity and inclusion with the goal of increasing ratios of females and ethnically diverse Investment professionals and senior management.
- Continued evolution of incorporating Sustainability factors into the research process to uncover investment opportunities and mitigate risk.



ADAM B. SPECTOR

Executive Vice President and Head of Global Distribution, responsible for global retail and institutional distribution, including marketing and product strategy. Managing Partner of Brandywine Global, responsible for the overall management of the firm, including infrastructure, legal and compliance, business strategy, and sales and client service.

- Evolved sales strategy and client model empowering our clients to unlock the broad range of specialized capabilities and delivery mechanisms offered by Franklin Templeton resulting in:
  - Generated fiscal year long-term inflows of over $255 billion and, despite the volatile market environment, improving net flow trends compared to the prior year
  - Made good progress on executing non-US regional distribution strategy, generating net flows.
  - Successfully executed on US alternatives wealth management strategy increasing alternative assets under management.
  - Drove ETF gross and net flows to all-time highs increasing assets under management by > 40%.
  - Extended the reach of Canvas®, a leading Custom Indexing solution platform, driving partner firm, net flow, and AUM growth.

  - Implemented a framework for strategic partners, securing partnerships with key clients seeking affiliation with a select number of asset managers.
- Devised plan to transition Brandywine Global from a fully integrated business model to focusing on investment excellence and specialist sales model.
- Continued to demonstrate fiscal responsibility by allocating resources to areas of greatest client impact, while readying our distribution strategy and organization to successfully integrate Putnam.
- Reiterated our dedication to DE&I efforts, focusing on increased representation of women and people of color in distribution globally and specifically in senior management and sales positions.

5. Our Compensation Decision-Making Process

Compensation decisions are made by our Compensation Committee, considering input from its independent compensation consultant Exequity LLP ("Exequity"), our human resources group, our CEO (with respect to the compensation of other NEOs), and our stockholders.

Role of CEO and Human Resources Group

The Compensation Committee works with members of management, including our CEO, to seek input regarding our executive compensation. Twice a year the CEO evaluates each other NEO and his or her respective business unit's progress in achieving its goals. In addition, the CEO works with our human resources group to determine the appropriate award amount to recommend for each such NEO based upon such performance. As part of this process, the human resources group conducts and reviews an analysis of competitive compensation by peer companies (those listed below under "Compensation Peer Group"), compares previous year-over-year performance and compensation paid to the NEO, which is compiled into tally sheets reflecting amounts paid in prior years (including a sensitivity analysis with respect to prior equity awards) and analysis of the upcoming realizable compensation to be paid, considers internal pay equity issues and reviews third-party executive compensation surveys related generally to the financial services industry and specifically to the asset management industry. Upon completion of this review process, management presents performance evaluations to the Compensation Committee and the CEO, and the CEO makes a recommendation to the Compensation Committee regarding the appropriate level of incentive compensation to be award to each other NEO.

The Company's management has engaged McLagan Data & Analytics, an Aon plc company ("McLagan"), a financial services industry compensation consultant, to provide information on peer company compensation and pay trends. The Compensation Committee uses McLagan's proprietary surveys and market data to analyze the competitiveness of the Company's executive compensation program and to understand compensation forecasts and trends in the industry.

Role of Exequity

The Compensation Committee is empowered with the sole authority to retain and terminate any compensation consulting firm directly assisting it in the evaluation of director or executive compensation. The Compensation Committee also has the sole authority to approve fees and other retention terms for its consultant.

The Compensation Committee recognizes that it is essential to receive objective advice from compensation consultants and has selected Exequity, and expects to continue to select any compensation consultants, on the basis of all factors relevant to the consultant's independence including:

- the provision of other services to the Company by the consultant's firm;
- the aggregate fees paid by the Company and fees as a percentage of the total revenue of the consultant's firm;
- the policies and procedures of the consultant's firm designed to prevent conflicts of interest;
- any business or personal relationships between the consultant, the consultant's firm and any Compensation Committee member or executive officer of the Company; and
- whether the consultant holds shares of the Company's stock.

Exequity's role is managed by the Compensation Committee. Throughout the year, the Compensation Committee may ask Exequity to review and comment objectively on management proposals and presentations to the Compensation Committee covering all elements of compensation paid to the NEOs. Exequity also counsels on general market trends and technical developments and the amount and structure of pay for the non-employee directors of the Board. Under the terms of its engagement, Exequity is required to obtain the prior written approval of the Compensation Committee before Exequity or any of its affiliates performs any non-executive compensation related services for the Company or its subsidiaries. Exequity is required to report to the Compensation Committee any such services and fees annually and upon the reasonable request of the Compensation Committee. There were no such services during fiscal year 2023.

During fiscal year 2023, the Company paid Exequity $8,000.00 in consulting fees directly related to services performed for the Compensation Committee.

Compensation Timeline

The following illustrates the indicative timeline by which the Compensation Committee determines pay.



FIRST QUARTER

- Discuss established Company-wide priorities and key performance targets
- Evaluate individual annual bonus award objectives linked to the growth and development of respective business units
- Analyze industry trends in compensation

SECOND QUARTER

- Review individual strategic initiatives and key performance targets
- Review quarterly financial performance, focusing on year-over-year results with regard to Company-wide performance measures
- Assess progress toward corporate priorities and analyze potential impact to executive compensation

FOURTH QUARTER

- Review of fiscal year performance, including achievement of Company-wide priorities and key performance targets
- Evaluate fiscal year-to-date performance versus peers
- Determination of the percentage of pre-bonus operating income that will go into the Award Pool, with recommendation developed by the human resources group and reviewed and endorsed by the CEO prior to Compensation Committee review
- Review of NEO performance, with input from independent compensation consultant and CEO (for other NEOs)
- Finalize and approve proposed award amounts

THIRD QUARTER

- Complete review of prior-year peer compensation and financial results provided by McLagan
- Human Resources group meet with the CEO to discuss competitive compensation, retention, funding requirements and other significant compensation issues for other NEOs
- Review quarterly financial performance, focusing on year-over-year results with regard to Company-wide performance measures
- Consider stockholder feedback received during the fiscal year
- Assess progress toward corporate priorities and analyze potential impact to executive compensation

Compensation Peer Group

For fiscal year 2023, the compensation peer group approved by the Compensation Committee is the following:

AllianceBernstein Holding L.P.	J.P. Morgan Asset Management
BlackRock, Inc.	MFS Investment Management
BNY Mellon Investment Management	Morgan Stanley Investment Management
Federated Hermes, Inc.	State Street Global Advisors
Goldman Sachs Asset Management L.P.	T. Rowe Price Group, Inc.
Invesco Ltd.	The Vanguard Group, Inc.
Janus Henderson Group plc	

6. Other Compensation Matters

Summary of Compensation Practices

Our executive compensation program reflects our commitment to responsible financial and risk management and is exemplified by the following policies and practices:

What We Do	**What We Don't Do**
✔ Align pay with performance: a significant portion of total compensation for all NEOs is performance-based	✖ Provide excessive severance benefits
✔ Grant long-term awards based on meaningful performance measures	✖ Enter into change in control agreements with NEOs
✔ Maintain clawback policies	✖ Provide excise tax gross-ups
✔ Require significant stock ownership	✖ Reprice underwater stock options
✔ Limit perquisites	✖ Permit hedging of Company stock
✔ Retain an independent consultant to the Compensation Committee	✖ Allow pledging of Company stock received as compensation
✔ Regularly review incentive compensation plans and compensation practices	✖ Offer executive-specific retirement plans
✔ Engage with stockholders regarding compensation practices	✖ Pay dividends or dividend equivalents to NEOs on unvested performance shares

Benefits and Perquisites

As a general practice, we do not provide material personal benefits and provide only limited perquisites to the NEOs that are not provided to other employees. All executive officers are eligible to receive medical, life and disability insurance coverage, participate in the Company's 401(k) plan and receive other corporate benefits available to most of the Company's employees, consistent with the terms of the applicable plans and policies. In addition, certain of our NEOs may use the Company's aircraft for personal reasons.

Termination/Change in Control Matters

Our NEOs are employed on an "at will" basis. We do not have a severance policy as a general rule and do not enter into change of control agreements. However, from time to time we may consider severance in special situations. Except as needed in special circumstances such as during periods of transition, we generally do not have any commitments to provide our NEOs with post-employment termination benefits. We have not entered into any agreement with any NEO that provides for additional payments or benefits solely on account of a change in control of the Company. Our only change in control provisions are included in existing compensation plans that apply to all participants in those plans.

Stock Ownership Policy

The Company believes that a significant ownership interest by certain senior officers tends to align the interests of members of management of the Company with the Company's stockholders and strengthens the link between long-term Company performance and executive compensation. The following senior officers of the Company are expected to own shares of common stock of the

Company with a value equal to a specific multiple of such senior officer's base salary, as indicated in the table below, by five years from when he or she first assumed the particular senior officer position for which stock ownership is expected:

Title	Market Value of Shares Owned as a Multiple of Base Salary
Executive Chairman	5X
Vice Chairman	5X
Chief Executive Officer	5X
President	4X
Executive Vice President	4X
Senior Vice President	3X
Chief Accounting Officer	3X

Both direct and certain indirect forms of ownership are recognized in achieving these guidelines, including shares owned outright, restricted stock, restricted stock units, 401(k) funds invested in shares of the Company's common stock, and funds deemed invested in shares of the Company's common stock under a deferred compensation plan. Shares of the Company's common stock held by immediate family members (which includes an executive officer's spouse, children and parents) or entities controlled by an executive officer may be considered holdings of the executive officer for purposes of the guidelines only and not as an admission of beneficial ownership for any other purpose. As of December 21, 2023, all officers were in compliance with these guidelines.

Clawback Practices

The Company's general employee compensation clawback practices provide for recovery of compensation amounts (i) in connection with fraud or a breach of securities law by an executive officer or (ii) when (A) the Company issues a restatement of financial results to correct a material error; (B) the Compensation Committee determines, in good faith, that a Participant's fraud or willful misconduct was a significant contributing factor to the need to issue such restatement; and (C) some or all of an award awarded to that executive officer prior to such restatement and/or shares of the Company's common stock or mutual fund shares that were awarded and/ or other property earned by the Participant prior to such restatement would not have been awarded and/or earned, as applicable, based upon the restated financial results.

In addition, effective for compensation awarded for periods beginning on or after October 1, 2023, the Board adopted an Executive Compensation Clawback Policy ("Clawback Policy"). The Clawback Policy provides for the mandatory recovery of erroneously awarded incentive-based compensation following accounting restatements from persons who served as an executive officer of the Company at any time during the performance period for such incentive-based compensation and who received such compensation during the three fiscal years preceding the date on which the Company is required to prepare an accounting restatement. The compensation to be recovered is the amount in excess of what would have been paid based on the restated results. Recovery will be required on a "no fault" basis, without regard to whether any misconduct occurred and without regard to whether an executive officer was responsible for the erroneous financial statements.

Prohibition Against Certain Hedging Transactions

Pursuant to the Company's Code of Ethics and Business Conduct, which is applicable to all employees, temporary employees, directors and officers of the Company and its subsidiaries and affiliates, short sales of securities, including "short sales against the box" (i.e., a short sale by the holder of a long position in the same stock) of securities issued by the Company, and securities issued by any closed-end fund sponsored or advised by the Company, are prohibited. This prohibition also applies to effecting economically equivalent transactions, including, but not limited to, purchasing and selling call or put options and swap transactions or other derivatives that would result in a net short exposure to the Company or any closed-end fund sponsored or advised by the Company.

Prohibition Against Pledging

Pursuant to the Company's Code of Ethics and Business Conduct, unless otherwise previously approved by the Compensation Committee, directors and executive officers are prohibited from directly or indirectly pledging, hypothecating or otherwise encumbering securities issued to them by the Company as collateral for indebtedness. This prohibition includes, but is not limited to, holding such securities in a margin account that could cause securities issued by the Company to be subject to a margin call or serve as collateral for a margin loan. Securities issued by the Company that were not received as compensation are not subject to the prohibition as long as the holder of such securities remains in compliance with applicable Stock Ownership Guidelines. If any person has subject securities issued by the Company pledged as collateral or held in a margin account when such person becomes a director or executive officer of the Company, the pledge must be released within one year from the date the person became a director or executive officer.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis included in this Proxy Statement. Based on this review and discussion, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended September 30, 2023.

Respectfully Submitted:

COMPENSATION COMMITTEE

John Y. Kim

Karen M. King

John W. Thiel

Seth H. Waugh (Chair)

Geoffrey Y. Yang

Executive Compensation

Summary Compensation Table for Fiscal Year 2023

The following table provides compensation information for the NEOs for the fiscal years ended September 30, 2023, 2022 and 2021.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
Jennifer M. Johnson President and Chief Executive Officer	2023	750,000	—	11,082,400	3,650,000	211,827	15,694,227
	2022	752,885	—	11,158,859	3,650,000	173,255	15,734,998
	2021	752,885	—	5,380,031	3,650,000	79,245	9,862,161
Matthew Nicholls Executive Vice President, Chief Financial Officer and Chief Operating Officer	2023	600,000	—	5,939,544	3,000,000	103,437	9,642,982
	2022	591,924	—	5,221,849	3,025,000	177,307	9,016,080
	2021	527,019	—	2,013,774	2,887,500	204,736	5,633,029
Gregory E. Johnson Executive Chairman and Chairman of the Board	2023	600,000	—	1,385,777	1,100,000	134,230	3,220,008
	2022	602,308	—	1,676,263	1,150,000	219,882	3,648,453
	2021	602,308	—	3,340,023	1,150,000	182,122	5,274,453
Terrence Murphy[4] Executive Vice President	2023	509,615	11,798,674	933,771	2,801,250	41,744	16,085,054
Adam B. Spector[5] Executive Vice President	2023	525,000	—	3,035,824	3,547,500	68,067	7,176,392
	2022	527,020	—	2,891,215	4,988,415	31,988	8,438,638
	2021	527,019	678,500	—	6,900,000	29,419	8,134,988

[1] Stock award values represent the aggregate grant date fair value for all grants made during each fiscal year in accordance with the requirements of ASC 718 in the specified year for grants made in such year. For awards with performance conditions, the value at the grant date is reported based on the probable outcome of the performance conditions. Fiscal year 2023 Stock Awards value reflects the grant value for relative operating margin awards and the outcome of the Monte Carlo valuation for total shareholder return awards, which is based on correlation of stock returns and stock return volatility of the Company and peer companies. Assuming the maximum level of performance is achieved under the applicable performance goals for performance-based long-term incentive awards granted in fiscal year 2023 to each of the NEOs, the grant date fair value of such awards is $4,062,500 for Ms. Johnson, $3,750,000 for Mr. Nicholls, $625,000 for Mr. G. Johnson, and $1,500,000 for Mr. Spector. Mr. Murphy was not granted performance-based long-term incentive awards in fiscal year 2023. Additional information is set forth in the "Grants of Plan-Based Awards for Fiscal Year 2023" table below. See "Note 16—Stock-Based Compensation" in the Company's Annual Report on Form 10-K for fiscal year 2023 filed with the SEC on November 14, 2023, for further details.

[2] Represents the cash portion of awards earned under the AIP for fiscal year 2023. See "Compensation Discussion and Analysis—Fiscal Year 2023 Executive Compensation Decisions—Fiscal Year 2023 Base Salary and Annual Incentive Awards" above for more details.

[3] For each of the NEOs, amounts include (a) matching contributions made by the Company under its tax-qualified defined contribution 401(k) plan in fiscal year 2023 in the following amounts: $25,500, $25,500, $10,200, $25,500 and $22,950 for Ms. J. Johnson, Mr. Nicholls, Mr. G. Johnson, Mr. Murphy, and Mr. Spector, respectively, (b) $12,500 from the ClearBridge profit sharing plan for Mr. Murphy and (c) the dollar value of life insurance premiums paid by the Company in fiscal year 2023.

Our investment offerings may be provided to NEOs without charging management or performance fees consistent with the terms offered to other employees who meet the applicable requirements. As of September 30, 2023, Ms. J. Johnson had investments of $1,009,082 in these funds, Mr. Nicholls had investments of $392,165 in these funds, Mr. G. Johnson had investments of $500,000 in these funds and Mr. Spector had investments of $1,936,170 in these funds.

Amounts for Ms. J. Johnson and Mr. G. Johnson include $164,848 and $114,318, respectively, for personal use of the Company's aircraft in fiscal year 2023. The aggregate incremental cost of personal use of Company aircraft by NEOs (including by any family or guests) is calculated by using the rate per nautical mile, as published by Conklin & de Decker Associates, Inc. ("Conklin") in its Aircraft Cost Evaluator for each type of Company aircraft. Such amount is based on the published current monthly rate in effect at the time of the personal flight use. The Conklin rates are used by a variety of corporate aviation operators for cost and budget estimation purposes. The Conklin rates utilized include the estimated variable cost per nautical mile of operating aircraft, including fuel and additives, labor and parts for most scheduled maintenance, engine, propeller and auxiliary power unit overhaul cost and parts repair and replacement costs, landing fees and expenses, supplies and catering and crew costs excluding salaries, benefits and fixed costs. The Conklin rates do not include the cost of periodic aircraft refurbishment or upgrades, hangar costs, dues, subscriptions, weather and navigation and data services or the cost of insurance and administrative services.

The Conklin rates also do not include depreciation or any tax benefit reductions due to personal use. The personal use amount includes all nautical miles flown for positioning flights necessary to undertake a personal flight and to return the aircraft to its next scheduled location. In addition, from time to time, family and guests of an NEO may accompany the NEO on business travel on Company aircraft. For those flights, we allocate incremental costs of the total catering costs incurred on the flights, which are included in the reported amounts above.

Amount for Mr. Nicholls includes $65,654 for moving expenses.

[4] Mr. Murphy was not an NEO in fiscal year 2021 or 2022. A portion of Mr. Murphy's incentive compensation was paid in connection with his role as chief executive officer of the Company's ClearBridge Investments SIM.

[5] A portion of Mr. Spector's incentive compensation was paid in connection with his role as managing partner of the Company's Brandywine Global SIM.

Grants of Plan-Based Awards for Fiscal Year 2023

The following table presents information regarding grants of plan-based awards to the NEOs during the fiscal year ended September 30, 2023.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] Target ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)[6]
Jennifer M. Johnson	—	3,650,000[2]	—	—	—	—	—
	11/3/2022[3]	—	—	—	—	338,984	7,600,021
	11/3/2022[5]	—	72,480	144,960	181,200	—	3,482,378
Matthew Nicholls	—	3,000,000[2]	—	—	—	—	—
	11/3/2022[3]	—	—	—	—	121,544	2,725,016
	11/3/2022[5]	—	66,905	133,810	—	167,263	3,214,528
Gregory E. Johnson	—	1,100,000[2]	—	—	—	—	—
	11/3/2022[3]	—	—	—	—	37,913	850,009
	11/3/2022[5]	—	11,151	22,302	27,878	—	535,768
Terrence J. Murphy	—	2,801,250[2]	—	—	—	—	—
	11/3/2022[4]	—	—	—	—	41,649	933,771
	—	—	—	—	—	—	—
Adam B. Spector	—	3,547,500[2]	—	—	—	—	—
	11/3/2022[3]	—	—	—	—	78,056	1,750,016
	11/3/2022[5]	—	26,762	53,524	66,905	—	1,285,809

[1] Incentive awards typically include restricted stock units granted under the Company's USIP. Fiscal year 2023 awards under the AIP were generally comprised of 65% cash and 35% restricted stock for amounts up to $1.0 million, 50% cash and 50% restricted stock for amounts in excess of $1.0 million, and 100% restricted stock for amounts in excess of $7.0 million. The equity portion of incentive awards granted for fiscal year 2023 were granted after the fiscal year end and therefore are excluded from this table.

[2] Amounts represent the cash bonuses awarded to each named executive officer for fiscal year 2023. The portion of Mr. Murphy's incentive compensation fee that was paid in connection with his role as chief executive officer of the Company's ClearBridge Investments SIM is not included in this table. Please refer to the "Compensation Discussion and Analysis" above for additional information.

[3] Represents the equity portion of awards of restricted stock units granted for fiscal year 2022 performance; these awards were granted in fiscal year 2023. Grants of restricted stock are subject to service-based vesting; one-third of the award vested on August 31, 2023, and the remaining two-thirds of the award will vest in two substantially equal installments on August 31, 2024 and August 31, 2025.

[4] LTA awards granted are subject to service – based vesting; one-fourth of the award vested on August 31, 2023, and the remaining three fourths of the award will vest in three substantially equal installments on August 31, 2024, August 31, 2025 and end on August 31, 2026 in each case, subject to the NEO's continuous employment with the Company on the applicable vesting date. In accordance with the terms of the USIP, the number of shares of restricted stock granted was determined based on the closing price on the NYSE of the Company's common stock on the grant date. Any dividends declared on the Company's common stock are paid on the unvested shares.

(5) Amounts represent performance-based long-term incentive awards under the USIP granted on November 3, 2022. These awards are scheduled to vest, if at all, on (a) December 1, 2025 based on the achievement of the Company's Relative TSR ranking for the applicable performance period, and (b) December 1, 2023, December 1, 2024, and December 1, 2025, in substantially equal installments, based on the achievement of specified performance goals relating to Adjusted Margin, in each case, subject to the NEO's continuous employment with the Company on the applicable vesting date. The first tranche of the Adjusted Margin awards vested on December 1, 2023 at 100%. Please refer to the discussion of Performance Awards under "Compensation Discussion and Analysis—Long-term Incentive and Retention Compensation" above for more detail. The number of shares granted was determined by dividing the award value by the closing price of the Company's common stock on the date of grant, rounded up to the nearest whole share for each tranche of the applicable award. Any dividends payable on the Company's common stock prior to vesting are paid upon vesting.

(6) Determined pursuant to ASC 718. For equity awards that are subject to market conditions related to total shareholder return, the grant date fair market value reported is based upon the probable outcome of such conditions using a Monte Carlo valuation method.

Please refer to the "Compensation Discussion and Analysis" above for an explanation of the relative proportion of salary and bonus to total compensation and see amounts disclosed in the "Summary Compensation Table for Fiscal Year 2023".

Outstanding Equity Awards at 2023 Fiscal Year-End

The following table presents information concerning the number and value of outstanding stock awards held by the NEOs as of September 30, 2023.

	Stock Awards			
Name	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Jennifer M. Johnson	299,203	7,354,410	408,747	10,047,001
Matthew Nicholls	105,162	2,584,882	277,195	6,813,453
Gregory E. Johnson	33,203	816,130	111,340	2,736,737
Terrence J Murphy	31,236	767,781	—	—
Adam B. Spector	69,291	1,703,173	97,216	2,389,569

[1] Consists of shares of restricted stock that are scheduled to vest as follows:

Name	Total Unvested Shares	Vesting Date
Jennifer M. Johnson	73,214	Vests on 8/31/2024
	225,989	Vests in equal parts on 8/31/2024 and 8/31/2025
Matthew Nicholls	—	—
	24,133	Vest on 8/31/2024
	81,029	Vests in equal parts on 8/31/2024 and 8/31/2025
Gregory E. Johnson	7,928	Vest on 8/31/2024
	25,275	Vests in equal parts on 8/31/2024 and 8/31/2025
Terrence J. Murphy	—	—
	31,236	Vests in equal parts on 8/31/2024 and 8/31/2025 and 8/31/2026
	—	—
Adam B. Spector	17,254	Vests on 8/31/2024
	52,037	Vests in equal parts on 8/31/2024 and 8/31/2025

[2] Calculated by multiplying unvested shares by $24.58, the closing price of the Company's common stock on the NYSE on September 29, 2023, the last trading day of the fiscal year.

[3] Reflects performance-based restricted stock units or restricted stock awards that vest as follows:

Name	Total Unvested Shares[4]	Vesting Dates Subject to Achievement of Performance Criteria
Jennifer M. Johnson	174,762	12/1/2023
	101,105	12/1/2024
	132,880	12/1/2025
Matthew Nicholls	68,113	12/1/2023
	86,422	12/1/2024
	122,660	12/1/2025
Gregory E. Johnson	74,354	12/1/2023
	16,542	12/1/2024
	20,444	12/1/2025
Adam B. Spector	—	—
	13,584	12/1/2023
	34,568	12/1/2024
	49,064	12/1/2025

[4] Reflects performance shares that may be earned and vested at the end of the applicable performance period based on results. Please refer to the "Compensation Discussion and Analysis" above and in prior years for an explanation of the structure of outstanding awards.

Option Exercises and Stock Vested for Fiscal Year 2023

The following table presents information regarding stock awards that vested for the NEOs during the fiscal year ended September 30, 2023. There were no stock options outstanding or exercised during fiscal year 2023.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Jennifer M. Johnson	287,473	7,717,344
Matthew Nicholls	105,789	2,838,943
Gregory E. Johnson	95,424	2,574,066
Terrence J. Murphy	10,413	278,444
Adam B. Spector	113,831	3,211,095

[1] The value of each stock award is calculated by multiplying the closing price of the Company's common stock on the NYSE on the date of vesting by the number of shares that vested on such date.

Non-Qualified Deferred Compensation

The Franklin Templeton, Inc. Deferred Compensation Fund Plan

The Franklin Templeton, Inc. Deferred Compensation fund plan was effective November 16, 2021. Under the terms of the plan, participants are entitled to elect up to $500,000 in annual salary and certain bonuses and commissions on a pre-tax basis. Amounts deferred under the plan are deemed invested in "phantom" shares of historic Franklin Templeton a sponsored mutual funds ("Franklin Funds") or specified Index Funds currently offered in the Franklin Templeton 401(k) Plan. Earnings are accrued as they would be if investing directly in the Franklin and/or Index Funds and include market appreciation and dividends. Amounts deferred under our Deferred Compensation Fund Plan, including any earnings on those contributions, are fully vested at all times and are not subject to forfeiture. Participants must elect, at the time they decide to defer compensation, whether: (1) to take an in service distribution or distribution upon termination; (2) to receive their future distributions from the plan in (a) a single lump sum or (b) five equal annual installments (available only if the total account balance is greater than $17,500); and (3) to have the distributions begin immediately after termination or one year from the date of termination. Participants will receive distributions in cash, except for in-service elections, which distributions may be made, in Franklin Templeton's sole discretion, in shares of Franklin funds, Index funds or cash. In addition, Franklin Templeton will distribute account balances to participants in connection with a change of control if the plan and all substantially similar agreements are terminated with respect to the participants affected by the change of control. For purposes of our Deferred Compensation Fund Plan, a "change in control event" will occur upon a change in (1) ownership within the meaning of §1.409A-3(i)(5) (v) of regulations promulgated by the U.S. Department of the Treasury, (2) effective control within the meaning of §1.409A-3(i)(5)(vi) of the regulations, or (3) ownership of assets within the meaning of §1.409A-3(i)(5)(vii) of the regulations.

The Legg Mason, Inc. Deferred Compensation Fund Plan, a legacy deferred compensation plan acquired by Franklin Templeton on August 1, 2020, in connection with its acquisition of Legg Mason, Inc., is a non-qualified deferred compensation plan. As of January 1, 2021 deferrals were no longer accepted into the plan. This plan was available only to a select group of employees based on responsibilities and compensation levels. Under the terms of the plan, participants were entitled to elect up to $500,000 in annual salary and certain bonuses and commissions on a pre-tax basis. Amounts deferred under the plan are deemed invested in "phantom" shares of historic Legg Mason sponsored mutual funds ("Legg Mason Funds"). Earnings are accrued as they would be if investing directly in the Legg Mason Funds and include market appreciation and dividends. Amounts deferred under our Deferred Compensation Fund Plan, including any earnings on those contributions, are fully vested at all times and are not subject to forfeiture. Participants must elect, at the time they decide to defer compensation, whether: (1) to take an in service distribution or distribution upon termination; (2) to receive their future distributions from the plan in (a) a single lump sum or (b) three equal annual installments (available only if the total account balance is greater than $17,500); and (3) to have the distributions begin immediately after termination or one year from the date of termination. Participants will receive distributions in cash, except for in-service elections, which distributions may be made, in Franklin Templeton's sole discretion, in shares of Legg Mason Funds or cash. In addition, Franklin Templeton will distribute account balances to participants in connection with a change of control if the plan and all substantially similar agreements are terminated with respect to the participants affected by the change of control. For purposes of our Deferred Compensation Fund Plan, a "change in control event" will occur upon a change in (1) ownership within the meaning of §1.409A-3(i)(5) (v) of regulations promulgated by the U.S. Department of the Treasury, (2) effective control within the meaning of §1.409A-3(i)(5)(vi) of the regulations, or (3) ownership of assets within the meaning of §1.409A-3(i)(5)(vii) of the regulations. The following table provides information about non-qualified deferred compensation plan transactions and balances during fiscal year 2023 by the following named executive officer:

Name	Plan	Beginning Balance at Beginning of FY	Executive Contributions in Last FY	Aggregate Earnings in Last FY[1]	Aggregate Balance at Last FYE[2]
Jennifer M. Johnson	Franklin Templeton Deferred Compensation Fund Plan	—	500,000	18,597	518,597
Adam B. Spector	Franklin Templeton Deferred Compensation Fund Plan	182,413	262,500	13,355	458,269
	Legg Mason Deferred Compensation Fund Plan	351,458	—	14,627	366,085

[1] Aggregate earnings are calculated by subtracting the value of the named executive officer's account balances at October 1, 2022 and the executive and the Company contributions made during fiscal year 2023 from the value of the officer's account balances at September 30, 2023.

[2] Aggregate balance under the Deferred Compensation Fund Plan is calculated by multiplying the deferred fund share account balance by the closing net asset value of the applicable Franklin Templeton proprietary funds on September 29, 2023. Distributions from the Deferred Compensation Fund Plan are made in either cash or shares of Franklin Templeton proprietary funds.

Potential Payments Upon Termination or Change in Control

Except as needed in special circumstances, such as during periods of transition or when we hire new executive officers, we generally do not provide our NEOs with agreements providing for severance benefits after their employment with us has ended or in connection with a change in control.

As described under "Compensation Discussion and Analysis" above, the NEOs have typically received incentive awards payable in the form of cash and grants of restricted stock and restricted stock units. In addition, the NEOs have typically received performance-based long-term incentive awards. Except as set forth below or as otherwise determined by the Compensation Committee, unvested awards granted to an NEO under such plans are forfeited upon voluntary or involuntary termination of an NEO's employment with us.

Amended and Restated Annual Incentive Compensation Plan

Currently, the AIP generally provides that a participant must be employed on the payment date of cash and grant date of equity awards to receive any amounts awarded under the AIP unless expressly set forth in the participant's award agreement. In the event the employment of a participant who received a performance award under the AIP terminates for any reason, the Compensation Committee or management, as applicable, may, in its discretion, determine to pay the participant a prorated award under the plan based upon performance for the time served during the relevant performance period, the full amount of any award that would have been paid had the participant remained employed through the entire performance period or any other amount. Certain equity award agreements evidencing restricted stock or restricted stock unit awards granted as part of an incentive award under the AIP provide that if a participant dies or terminates employment with us due to disability, the unvested portion of the equity award will become fully vested as of the date of death or termination due to disability.

The AIP does not expressly provide for any change in control payments.

2014 Key Executive Incentive Compensation Plan

Until the end of fiscal year 2019, the Company made certain long-term incentive and retention awards to executive officers under the KEIP, a sub-plan under the AIP. Consequently, the provisions described above regarding the AIP apply to grants previously made under the KEIP. In addition, the KEIP includes separate terms regarding termination payments which remain applicable for awards outstanding under the KEIP. The termination provisions are summarized below.

If the employment of a participant in the KEIP terminates prior to the end of the applicable measurement period due to death, disability or retirement, such participant is generally entitled to receive payment under the plan with respect to the fiscal year of such termination. In addition, if a participant terminates employment with the Company prior to the end of the applicable measurement period for any reason other than death, disability or retirement, any award under the plan with respect to the fiscal year of such termination generally will be reduced proportionately based on the date of termination. In all events, the Compensation Committee, in its sole discretion, may eliminate or reduce any such awards under the KEIP, including if a participant terminates employment as described above.

The KEIP does not expressly provide for any change in control payments.

2002 Universal Stock Incentive Plan

Long-term performance-based and other incentive awards are granted to all eligible employees, including our NEOs, under the USIP. The award agreements for NEOs generally provide that if an NEO's employment with the Company terminates for any reason prior to the applicable vesting date, the NEO will forfeit the unvested portion of the award. However, as described above, certain equity award agreements evidencing restricted stock or restricted stock unit awards granted as part of an incentive award under the AIP provide that if a participant dies or terminates employment with us due to disability, the unvested portion of the equity award will become fully vested as of the date of death or termination due to disability. Certain other equity award agreements provide that vesting may be accelerated as determined by an executive officer, in his or her sole discretion, in accordance with Company policies, in whole or in part, if a participant dies or terminates employment with us due to disability.

The USIP provides that in the event of the proposed dissolution or liquidation of the Company or of a merger or corporate combination (a "change in control transaction") in which the successor corporation does not agree to assume outstanding awards or substitute equivalent awards, the Compensation Committee will make a determination as to the equitable treatment of outstanding awards under the USIP and must notify participants of such treatment no later than 10 days prior to the closing of such proposed change in control transaction. Outstanding option awards, to the extent not previously exercised, and other stock-based awards (restricted stock and RSUs) that are not assumed or substituted in any change in control transaction will terminate immediately prior to the consummation of such proposed change in control transaction.

Compensation Committee Policy & Practice

Notwithstanding the discussion above, pursuant to the terms of the applicable plans, the Compensation Committee, in its sole discretion, generally may eliminate or reduce any unvested awards otherwise payable to a participant following termination of employment. In addition, the Compensation Committee has the authority to pay the full award amount to a participant whose award would have otherwise been reduced or forfeited following termination of employment or a change in control. The Compensation Committee also has the discretion to determine the terms, conditions, performance criteria, restrictions, and other provisions of awards.

As a general policy matter, the Compensation Committee has limited the payment of unvested awards following a participant's termination of employment. We expect the Compensation Committee would act similarly upon a change in control transaction. The treatment of unvested awards, if any, held by the NEOs upon their termination of employment or upon a change in control transaction would be determined on a case-by-case basis by the Compensation Committee.

Estimated Potential Payments Upon Termination

Because of the Compensation Committee's general policy of limiting payments to the NEOs following termination of employment and its authority to reduce or increase the payments otherwise available under awards, the amounts payable to the NEOs following termination of employment are not determinable. The following table sets forth information regarding payments to each of our NEOs in the event of a termination of employment on September 30, 2023. The amounts in the table below are based on the closing price of the Company's common stock on the NYSE on September 30, 2023, the last trading day of our fiscal year 2023, as well as the assumptions set forth in the footnotes to the table.

Estimated Potential Payments Upon a Change in Control

There are no agreements with NEOs that provide for payments upon a change in control of the Company. Under the USIP, however, the Compensation Committee has the discretion to make a determination as to the equitable treatment of awards upon a change in control transaction (as defined above). The Compensation Committee may, in its discretion, make a determination as to the treatment of cash awards, awards of restricted stock and restricted stock units in connection with a change in control transaction. The following table sets forth an estimate of the potential payments that could have been payable to our NEOs upon a change in control transaction of the Company assuming such a transaction occurred on September 30, 2023. The amounts in the table below reflect a range of estimated potential payments based on the NEO's compensation and service levels as of September 30, 2023, and if applicable, based on the closing price of the Company's common stock on the NYSE on September 30, 2023, the last trading day of fiscal year 2023, as well as the assumptions set forth in the footnotes to the table.

| Name | Estimated Potential Payments Upon Termination | | | | |
	Death or Disability[1] ($)	Retirement[2] ($)	Involuntary Termination other than for Cause[3] ($)	Other Voluntary Termination[4] ($)	Change in Control[5] ($)
Jennifer M. Johnson	10,712,333 – 21,051,411	0 – 11,004,410	0 – 3,650,000	0 – 3,650,000	0 – 21,051,411
Matthew Nicholls	3,424,363 – 12,398,335	0 – 5,584,882	0 – 3,000,000	0 – 3,000,000	0 – 12,398,335
Gregory E. Johnson	2,495,091 – 4,652,867	0 – 1,916,130	0 – 1,100,000	0 – 1,100,000	0 – 4,652,867
Terrence J. Murphy	767,781 – 3,569,031	0 – 3,569,031	0 – 2,801,250	0 – 2,801,250	0 – 3,569,031
Adam B. Spector	1,703,173 – 7,640,242	0 – 5,250,673	0 – 3,547,500	0 – 3,547,500	0 – 7,640,242

[1] Amounts included in this column range from a minimum to a maximum payment, as determined in the discretion of the Compensation Committee. The minimum reflects the value of unvested AIP and/or KEIP equity awards held by the NEO as of September 29, 2023 (calculated based on the value of the NEO's unvested stock awards, excluding Equity Incentive Plan Awards, as set forth in the "Outstanding Equity Awards at 2023 Fiscal Year-End" table above). For all NEOs, the illustrative maximum reflects the value of unvested AIP and/or KEIP equity awards held by the NEO as of September 29, 2023 plus the value of the cash portion of the incentive award under the KEIP and/or AIP in respect of fiscal year 2023 (calculated, for this purpose, based on the value of the fiscal year 2022 cash incentive that was paid to the NEO in fiscal year 2023). The Compensation Committee has discretion to determine the amount, if any, to be paid and the actual payment approved by the Compensation Committee potentially could exceed the amount set forth in this table.

[2] For all NEOs, amounts included in this column range from $0 to a maximum payment, as determined in the discretion of the Compensation Committee. The illustrative maximum reflects the value of the cash portion of the incentive award under the AIP in respect of fiscal year 2023. As discussed above, the Compensation Committee may exercise its discretion to pay, reduce, or eliminate any amounts under the KEP, including if a participant retires. The Compensation Committee has discretion to determine the amount, if any, to be paid and the actual payment approved by the Compensation Committee potentially could exceed the amount set forth in this table.

[3] For purposes of this table only, an "Involuntary Termination other than for Cause" generally means an involuntary termination of the NEO by the Company for reasons other than cause, death or disability. Amounts included in this column range from $0 to a maximum payment, as determined in the discretion of the Compensation Committee, with the illustrative maximum based on the assumptions set forth in footnote 2 above. The Compensation Committee has discretion to determine the amount, if any, to be paid and the actual payment approved by the Compensation Committee potentially could exceed the amount set forth in this table.

[4] For purposes of this table, an "Other Voluntary Termination" means a resignation of employment other than due to death, disability or retirement. Amounts included in this column range from $0 to a maximum payment, based on the assumptions set forth in footnote 2 above. The Compensation Committee has discretion to determine the amount, if any, to be paid and the actual payment approved by the Compensation Committee potentially could exceed the amount set forth in this table.

[5] Amounts included in this column range from $0 to a maximum payment, as determined in the discretion of the Compensation Committee. The illustrative maximum reflects the value of the cash portion of the incentive award under the AIP in respect of fiscal year 2023 plus the value of the NEO's outstanding equity awards (calculated, for this purpose, based on the value of the NEO's unvested stock awards as set forth in the "Outstanding Equity Awards at 2023 Fiscal Year-End" table above). The Compensation Committee has discretion to determine the amount, if any, to be paid and the actual payment approved by the Compensation Committee potentially could exceed the amount set forth in this table.

Pay Ratio

Our CEO pay ratio is calculated in accordance with Item 402(u) of Regulation S-K and provides a reasonable estimate of the ratio of our CEO's annual total compensation to the median of the annual total compensation of all employees of Franklin Templeton, other than the CEO.

Ms. Johnson had annual total compensation of $15,676,792 as reflected in the fiscal year 2023 Summary Compensation Table. Our median employee's annual total compensation was $138,378. The resulting ratio of our CEO's annual total compensation to the annual total compensation of our median employee for fiscal year 2023 was approximately 113 to 1.

To establish the median of the annual total compensation of all of our employees, and to determine the annual total compensation of Franklin Templeton's "median employee," we used the methodology, assumptions and estimates described below.

We identified the median employee by reviewing the last full fiscal year annualized salary (or wages plus overtime, as applicable) and actual annual bonus paid to all employees of Franklin Templeton and its subsidiaries worldwide, excluding our CEO, who were employed on August 31, 2023. We included employees working on a full-time, part-time, or interim basis. In order to facilitate an assessment of all employee compensation in U.S. dollars, we applied to the compensation paid to our non-U.S. employees a local currency-to-U.S. dollar exchange rate equal to the month end rate as of August 31, 2023. Once we identified the median employee, we calculated annual total compensation for that employee using the same methodology we use for our NEOs as shown in the Summary Compensation Table.

Our CEO pay ratio is disclosed to comply with rules adopted under the Dodd-Frank Wall Street Reform and Consumer Protection Act and is not intended as a measure of comparison with any other company.

Pay Versus Performance

The following table provides information regarding the relationship between executive "compensation actually paid" (as defined by SEC rules) to our principal executive officer ("PEO") and average compensation paid to our other NEOs ("Non-PEO NEOs") and certain aspects of our financial performance for each of the last three completed fiscal years. In determining the "compensation actually paid" to our NEOs, SEC rules require us to include various adjustments to amounts that have been reported in the Summary Compensation Table for each applicable year, and therefore reported amounts differ from those required in the Summary Compensation Table. Fair value amounts below are computed in a manner consistent with the fair value methodology used to account for share-based payments in our financial statements under generally accepted accounting principles. For any awards that are subject to performance conditions, the change in fair value is calculated based upon the probable outcome of such conditions as of the last day of the applicable year. The changes in fair value in the tables below compare the fair value at the end of the applicable year with the prior year-end fair value. Total shareholder return has been calculated in a manner consistent with Item 402(v) of Regulation S-K.

| | | | Average Summary Compensation Table Total for Non-PEO NEOs[1] | Average Compensation Actually Paid to Non-PEO NEOs[2] | Value of Initial Fixed $100 Investment Based On: | | | |
Year	Summary Compensation Table Total for PEO[1]	Compensation Actually Paid to PEO[2]			Total Shareholder Return[3]	Peer Group Total Shareholder Return[4]	Net Income (in millions)[5]	Adjusted Operating Revenue (in millions)[6]
2023	$15,676,792	$18,785,484	$9,006,801	$9,909,104	$137.31	$150.62	$ 882.8	$6,104.1
2022	$15,734,999	$10,146,060	$6,350,429	$4,469,278	$114.74	$121.70	$1,291.9	$6,473.7
2021	$ 9,862,161	$13,230,952	$5,619,550	$7,520,899	$151.77	$168.68	$1,831.2	$6,317.2

[1] Reflects compensation amounts reported in the Summary Compensation Table for Ms. Johnson, who served as PEO for the years shown. Reflects average compensation amounts reported in the Summary Compensation Table for the following non-PEO NEOs for the fiscal years noted below:
- 2023 - Messrs. G. Johnson, Murphy, Nicholls and Spector
- 2022 - Messrs. G. Johnson, Nicholls, Plafker and Spector
- 2021 - Messrs. G. Johnson, Nicholls, Plafker and Spector

[2] The adjustments to the summary compensation table totals to arrive to compensation actually paid in 2023, 2022, and 2021 are outlined below. Dollar amounts reflect "compensation actually paid" for our PEO and average "compensation actually paid" for our non-PEO NEOs for each of the 2023, 2022, and 2021 fiscal years. No awards were modified in fiscal year 2023. These valuations assume a September 30, 2023 share price of $24.58, which was the closing price on September 29, 2023, and average vest share price of $26.96, which is the average price for all shares vested in fiscal year 2023.

PEO Summary Compensation Table Total Compensation to Compensation Actually Paid Reconciliation

Year	Year End Fair Value of Equity Awards Granted in the Year	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2023	$9,290,226	$ 187,096	$3,021,486	$ 941,091	($100,824)	$852,016	$14,191,092
2022	$5,081,744	($1,630,192)	$1,908,689	($ 193,850)	($166,175)	$569,703	$ 5,569,920
2021	$6,890,190	$ 176,415	$1,463,823	$ 611,055	($699,345)	$306,685	$ 8,748,822

Average Non-PEO NEO Summary Compensation Table Total Compensation to Compensation Actually Paid Reconciliation

Year	Year End Fair Value of Equity Awards Granted in the Year	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2023	$2,515,460	$ 46,616	$598,876	$ 357,770	($ 18,905)	$226,216	$3,726,032
2022	$1,529,579	($ 644,757)	$373,088	($ 113,981)	($132,898)	$204,414	$1,215,446
2021	$2,176,246	$ 478,719	$565,729	$ 577,418	($302,483)	$177,925	$3,673,555

See "Summary Compensation Table for Fiscal Year 2023" for Equity Award Valuation Assumptions.

[3] Represents the cumulative total shareholder return (TSR) of the Company for the periods ending on September 30, 2023, 2022, and 2021, respectively, based on an initial fixed investment of $100 in Franklin Resources, Inc. common stock on September 30, 2020. For 2023, represents the three-year TSR, for 2022, represents the two-year TSR and for 2021 represents the one-year TSR.

[4] Our peer group total stockholder return is calculated with respect to the S&P U.S. BMI Asset Management & Custody Bank Index, which is the same peer group used for our total shareholder return graph based on an initial fixed investment of $100 in the respective peer's common stock on September 30, 2020. For 2023, represents the three-year TSR, for 2022, represents the two-year TSR and for 2021 represents the one-year TSR.

[5] Reflects "Net Income" in the Company's Consolidated Income Statements included in the Company's Annual Reports on Form 10-K for each of the fiscal years ended September 30, 2023, 2022, and 2021, respectively.

[6] See discussion of supplemental non-GAAP financial measures in Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2023.

Relationship between Compensation Actually Paid and Performance Measures Disclosed in the Pay Versus Performance Table

The charts below illustrate the correlation between NEO compensation actually paid as defined by Item 402(v) of Regulation SK and (i) total stockholder return, (ii) net income, and (iii) Adjusted Operating Revenue for fiscal years 2023, 2022, and 2021. The charts below also provide a comparison between Franklin Resources, Inc. total shareholder return against the total shareholder return of our peer group. These charts reflect "compensation actually paid" for our PEO and average "compensation actually paid" for our non-PEO NEOs for each of the 2023, 2022, and 2021 fiscal years as defined by SEC rules. In determining the "compensation actually paid" to our NEOs, we are required by SEC rules to include various adjustments to amounts that have been reported in the Summary Compensation Table for the applicable fiscal year, as the SEC's valuation methods for this section differ from those required in the Summary Compensation Table. These amounts do not reflect the year-end executive pay decisions made by the Compensation Committee. For information regarding the decisions made by our Compensation Committee in regard to our NEO's compensation for each fiscal year, please see the Compensation Discussion and Analysis sections of the proxy statements reporting pay for the fiscal years covered in the table above, including the discussion beginning on page 28 of this Proxy Statement.





Key Performance Measures

The following are the key financial performance measures that we use to link "compensation actually paid" (as defined by SEC rules) to our NEOs for 2023 to our performance. We believe Adjusted Operating Revenue is the most significant financial performance measure in determining the compensation of our NEOs. Performance outcomes for each measure are generally assessed in the context of external market conditions, and may be considered relative to industry performance or over variable time horizons. These measures are not ranked.

- Adjusted Operating Revenue[1]
- Adjusted Earnings per Share[1]
- Adjusted Operating Income[1]
- Investment Performance[2]
- Adjusted Effective Fee Rate[3]

[1] See discussion of supplemental non-GAAP financial measures in Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2023.

[2] We assess investment performance based in part on percentage of AUM above 3-year and 5-year peer median and benchmark performance. Benchmark comparisons are based on each strategy's composite returns (composites may include retail SMA and mutual fund assets managed as part of the same strategy) as compared to a market index that has been selected to be generally consistent with the investment objectives of the account.

[3] The adjusted effective fee rate is annualized adjusted investment management fees, excluding performance fees, divided by average AUM for the period.

Compensation Risk Assessment

The Compensation Committee evaluates the Company's compensation policies and programs to ensure they do not encourage excessive risk-taking. The management compensation risk review committee ("CRRC") undertook an assessment of existing compensation programs and practices to ensure that imprudent risk-taking is not encouraged and that appropriate risk mitigation features are in place. Based on this assessment, the CRRC concluded that the Company's compensation arrangements are structured in a way that does not create risks that are reasonably likely to have a material adverse effect on the Company. The Compensation Committee reviewed the results of this assessment and agreed with the CRRC's conclusion.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2023, the following directors served as members of the Compensation Committee: Ms. King and Messrs. Kim, Thiel, Yang and Waugh (Chair). No member of the Compensation Committee was an officer or employee of the Company or any of its subsidiaries during fiscal year 2023 and no member of the Compensation Committee was formerly an officer of the Company or any of its subsidiaries or was a party to any disclosable related party transaction involving the Company. During fiscal year 2023, none of the executive officers of the Company served on the board of directors or on the compensation committee of any other entity that has or had executive officers serving as a member of the Board of Directors or Compensation Committee of the Company.

Equity Compensation Plan Information

The following table sets forth certain information as of September 30, 2023, with respect to the shares of the Company's common stock that may be issued under the Company's existing equity incentive plans that have been approved by stockholders and plans that have not been approved by stockholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by stockholders[1]	7,612,306[2]	N/A[3]	14,961,320[4]
Equity compensation plans not approved by stockholders[5]	608,702[6]	N/A[7]	14,681,242
Total	**8,221,008**	**N/A**	**29,642,562**

[1] Consists of the USIP and the Company's 1998 Employee Stock Investment Plan, as amended and restated (the "ESIP"). Equity securities granted under the USIP may include awards in connection with the Company's Amended and Restated Annual Incentive Compensation Plan and the Company's 2014 Key Executive Incentive Compensation Plan.

[2] Represents restricted stock unit awards under the USIP that may be settled in shares of the Company's common stock. Excludes options to purchase shares of the Company's common stock accruing under the ESIP. Under the ESIP, each eligible employee is granted a separate option to purchase up to 6,000 shares of common stock for each accrual period, which for fiscal year 2023 occurred on January 31, June 30 and July 31 at a purchase price per share equal to 85% of the fair market value of the common stock on the enrollment date or the exercise date, whichever is lower.

[3] Does not take into account restricted stock unit awards under the USIP.

[4] As of September 30, 2023, 2,739,816 shares of common stock were available for future issuance under the ESIP and 12,221,504 shares of common stock were available for future issuance under the USIP.

[5] Consists of the Amended and Restated Franklin Resources, Inc. 2017 Equity Incentive Plan (the "EIP").

[6] Represents restricted stock unit awards under the EIP that may be settled in shares of the Company's common stock.

[7] Does not take into account restricted stock unit awards under the EIP.

Report of the Audit Committee

Membership and Role of the Audit Committee

The Audit Committee of the Board of Directors of Franklin Resources, Inc. currently consists of Mses. Byerwalter and King, and Messrs. Friedman (Chair), Noto and Thiel. Each of the members of the Audit Committee is independent as defined under the NYSE listing standards and applicable law. The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management or the Company's independent registered public accounting firm. The primary purpose of the Audit Committee is to assist the Board of Directors in fulfilling its responsibility to oversee (i) the Company's financial reporting, auditing and internal control activities, including the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent auditors' qualifications and independence, and (iv) the performance of the Company's internal audit function and independent auditors. The Audit Committee's function is more fully described in the Committee's written charter, which is posted in the corporate governance section of the Company's website.

Review of the Company's Audited Financial Statements for the Fiscal Year Ended September 30, 2023

The Audit Committee has reviewed and discussed the audited financial statements of the Company for the fiscal year ended September 30, 2023 with the Company's management.

The Audit Committee has discussed with PricewaterhouseCoopers LLP ("PwC"), the Company's independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC.

The Audit Committee has also received the written disclosures and the letter from PwC required by the applicable Public Company Accounting Oversight Board requirements for independent accountant communications with audit committees concerning auditor independence and has discussed the independence of PwC with that firm.

Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2023 for filing with the SEC.

Respectfully Submitted by the Members of the Audit Committee:

Mariann Byerwalter
Alexander S. Friedman (Chair)
Karen M. King
Anthony J. Noto
John W. Thiel

Fees Paid to Independent Registered Public Accounting Firm

The Audit Committee of the Board, with the ratification of the stockholders, engaged PwC to perform an annual audit of the Company's consolidated financial statements for fiscal year 2023.

The following table sets forth the approximate aggregate fees billed or expected to be billed to the Company by PwC for fiscal years 2023 and 2022 for the audit of the Company's annual consolidated financial statements and for other services rendered by PwC.

	Fiscal Year	
	2023	2022
	(in thousands)	
Audit Fees[a][e]	$13,766	$13,291
Audit-Related Fees[b][e]	$ 6,018	$ 5,675
Tax Fees[c][e]	$ 4,697	$ 3,732
All Other Fees[d]	$ 429	$ 654
TOTAL FEES	$24,910	$23,352

[a] The 2023 Audit Fees include approximately $173,000 of fees related to fiscal year 2022 that were billed in fiscal year 2023 and the 2022 Audit Fees include approximately $549,000 of fees related to fiscal year 2021 that were billed in fiscal year 2022.

[b] Audit-Related Fees consist of assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. Such services relate primarily to internal control examinations pursuant to AT-C Section 320 - Reporting on an Examination of Controls at a Service Organization Relevant to User Entities' Internal Control over Financial Reporting, consultation concerning financial accounting and reporting standards, attestation services, audits of employee benefit plans and services provided to certain of our funds. In fiscal year 2023, services provided to the funds include approximately $2,200,000 of audit and audit-related services incurred by the Company in return for a fixed fund administration fee.

[c] Tax Fees consist of tax return preparation, tax compliance, tax advice and tax planning services. For fiscal year 2022, tax return preparation and tax compliance services represent approximately $4,587,000. For fiscal year 2022, tax return preparation and tax compliance services represent approximately $3,692,000.

[d] Other Fees for both years include approximately $57,000 of fees that have been contracted with a consolidated subsidiary of the Company but which are for the benefit of a sponsored fund and are expected to be paid by that fund. The remainder of Other Fees consists principally of services rendered in connection with assistance in regulatory reporting in various jurisdictions and certain technical research resource subscriptions.

[e] The fees also consist of payment for services provided to our consolidated investment products, which include mutual and other investment funds, limited partnerships and similar structures, substantially all of which are sponsored by the Company and its consolidated subsidiaries. The amounts for these services are approximately $1,373,000 in Audit Fees, and $213,000 in Tax Fees, and $22,000 in Other Fees.

Note: For fiscal years 2023 and 2022, none of the services described under Audit-Related Fees, Tax Fees, and All Other Fees were approved by the Audit Committee pursuant to the pre-approval waiver requirements.

Pre-approval Process and Policy

The audit and non-audit services provided to the Company and its subsidiaries by PwC, the independent auditors, during fiscal years 2023 and 2022, were approved by the Audit Committee. The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit services provided by PwC. The Audit Committee Pre-Approval Policy describes the permitted audit, audit-related, tax and other services that the independent auditors may perform, and which services require specific pre-approval of the Audit Committee. The Audit Committee may grant general pre-approval for any services by the independent auditors other than those that require specific pre-approval and those services that are prohibited by the SEC or Public Company Accounting Oversight Board rules. The Audit Committee reviews the Pre-Approval Policy annually and revises it as the Audit Committee deems appropriate. Services granted general pre-approval have annual fee limits.

Any requests for audit, audit-related, tax and other services must initially be submitted to the Company's CFO or CAO. Any requests preliminarily approved by the CFO or CAO are then submitted to the Audit Committee for approval in the case of services requiring specific pre-approval or reported to the Audit Committee periodically in the case of services generally pre-approved. Normally, specific pre-approval is considered at regularly-scheduled meetings. However, the authority to grant specific pre-approval between meetings up to a designated approval amount, which amount for fiscal year 2023 was $150,000 (the "Chair Approval Amount"), has been delegated to the Chair of the Audit Committee. The decision of the Chair to grant specific pre-approval of a service is presented to the Audit Committee at its scheduled meetings. If the estimated fees for proposed services exceed the Chair Approval Amount, specific pre-approval by the entire Audit Committee is required.

Certain Relationships and Related Transactions

Compensation of the Vice-Chairman. For fiscal year 2023, Rupert H. Johnson, Jr., Vice Chairman and a director of the Company, who, among other family relationships, is the uncle of Gregory E. Johnson, Executive Chairman and Chairman of the Board, and Jennifer M. Johnson, President and CEO and a director of the Company, received a base salary of $180,000. Mr. R. H. Johnson, Jr. did not receive a cash bonus in fiscal year 2023. Mr. R. H. Johnson, Jr. is entitled to receive medical, life and disability insurance coverage and other benefits available generally to employees of the Company and/or its subsidiaries.

Management and Use of AC Travel Aircraft. In June 2008, a wholly-owned subsidiary of Franklin entered into an amended and restated aircraft management agreement with third-party AC Travel, LLC ("AC Travel") to manage the operations of a Gulfstream III aircraft (the "G-III") and a Gulfstream G550 aircraft (the "G550," and together with the G-III, the "Aircraft"), both of which are owned by AC Travel. AC Travel is an entity owned and controlled by Charles B. Johnson (beneficial owner of more than five percent of Franklin's common stock and an executive consultant employed by Templeton Investment Counsel, LLC, a wholly-owned subsidiary of Franklin). Mr. C. B. Johnson is also the father of Gregory E. Johnson and Jennifer M. Johnson (directors and executive officers of Franklin), and brother of Rupert H. Johnson Jr. (director and executive officer of Franklin). The management agreement has automatic one-year renewals, subject to cancellation by either party. The subsidiary receives a monthly management fee of $10,000 for the G550 and $3,000 for the G-III for administrative services. Out-of-pocket costs, including the cost of flight crew salaries and benefits, incurred under the agreement for services provided, either directly or through third parties, are either reimbursed by, or passed through to and paid by, AC Travel.

Office Lease. Effective in July 2019, Tano Capital, LLC ("Tano"), a company owned by the family of former Franklin director Charles E. Johnson (who passed away in September 2021), and the Company, amended the terms of Tano's lease for office space on the Company's San Mateo campus, at a monthly rental fee of $12,870, as approved by the Audit Committee of the Board. Charles E. Johnson was the son of Charles B. Johnson (beneficial owner of more than five percent of Franklin's common stock and an executive consultant employed by Templeton Investment Counsel, LLC, a wholly-owned subsidiary of Franklin), the nephew of Rupert H. Johnson, Jr. (director and executive officer of Franklin), and the brother of Gregory E. Johnson and Jennifer M. Johnson (directors and executive officers of Franklin). In August 2022, a six-month lease extension with a 3% increase in monthly rent was approved by the Chair of the Corporate Governance Committee with an extension term to March 6, 2023. On January 23, 2023, the parties further extended the lease until December 31, 2023.

Private Equity Fund Investment. On July 6, 2011, Franklin Templeton Capital Holdings Private Limited, a subsidiary of Franklin, entered into an agreement to make a $25 million-dollar investment commitment to Tano India Private Equity Fund II ("Tano Fund"). Tano Mauritius Investments, which is the investment manager and a Class B and Class C shareholder of the Tano Fund, is a direct subsidiary of Tano Capital, LLC, as approved by the Audit Committee of the Board. During Fiscal Year 2023 (as of September 30, 2023), no capital was returned by the Tano Fund to the Company, and the Company did not make any payments to the Tano Fund.

General. From time to time, our directors, executive officers and employees, members of their immediate families and companies, affiliates of companies or investment vehicles managed by companies that employ or are associated with our directors may have investments in various investment vehicles or accounts sponsored or managed by our SIMs or other subsidiaries or utilize our products or services in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable products or services provided to unaffiliated third parties.

Related Person Transaction Policy

Related Person Transaction Policy. The Board of Directors has adopted a Related Person Transaction Policy ("Related Person Transaction Policy") to address the reporting, review, approval and ratification of related person transactions. Related persons include the Company's executive officers, directors and director nominees, holders of more than five percent (5%) of a class of the Company's voting securities, and immediate family members of the foregoing persons. For purposes of the Related Person Transaction Policy, and as used in this summary of the Related Person Transaction Policy, the "Company" refers to Franklin Resources, Inc. or its subsidiaries. A "related person transaction" means a transaction or series of transactions in which the Company is a participant and a related person has or will have a direct or indirect material interest under Item 404 of SEC Regulation S-K. Transactions with executive officers and directors for the purposes of conducting the business of the Company, compensation of non-employee directors approved by the Board and employee compensation arrangements approved by the Compensation Committee (or under authority delegated by such committee) are not considered related person transactions. All related person transactions are required to be reported to the Corporate Governance Committee. The Corporate Governance Committee has the authority to pre-approve the following categories of related person transactions, which, upon such pre-approval, need not be reported to, reviewed by, and/or ratified by the Corporate Governance Committee:

- The establishment or maintenance of a trading, investment management, trust, custody or other account by a related person with the Company, provided the terms of such account are generally the same as or similar to accounts offered by the Company in the ordinary course of business to persons who are not related persons.
- Accounts invested in shares of one or more Company-sponsored investment companies or other Company-sponsored pooled or collective investment vehicles ("FT Funds") that are established and/ or maintained by a related person in accordance with the terms set forth in the applicable FT Fund prospectus or other disclosure documents.

Corporate Governance Committee Review and Approval. The Corporate Governance Committee reviews related person transactions. In connection with approving or ratifying a related person transaction which is not otherwise covered by a pre-approval category adopted by the Corporate Governance Committee, as described below, the Corporate Governance Committee will consider the relevant facts and circumstances of the transaction and any of the following factors that are relevant:

- The position or relationship of the related person at or with the Company;
- The approximate dollar value of the amount involved in the transaction;
- The materiality of the transaction to the related person, including the approximate dollar value of the related person's interest in the transaction;
- Information regarding the potential counterparties to the transaction;
- Whether the Company is a party to the transaction and, if not, the nature of the Company's participation in the transaction;
- The business purpose for and reasonableness of the transaction;
- Whether the related person transaction is comparable to a transaction that could be available on an arm's-length basis or is on the terms that are generally similar to those prevailing at the time for third parties;
- Whether the transaction is in the ordinary course of the Company's business;
- The effect of the transaction on the Company's business and operations;
- Whether the transaction includes any potential reputational risk issues that may arise as a result of or in connection with the transaction;
- The impact of the transaction on a director's independence, if applicable; and
- Any other relevant information regarding the transaction.

In addition, the Corporate Governance Committee has the authority to pre-approve certain categories of related person transactions, which transactions must still be reported to the Corporate Governance Committee at least annually. The Corporate Governance Committee has determined that the following categories of transactions are pre-approved, with reporting to the Committee as specified below:

- Gross-ups and perquisites and other personal benefits to a related person from the use of Company owned or provided assets not integrally and directly related to the performance of such person's duties to the Company, including but not limited to personal use of Company-owned or provided aircraft and property, that, in the aggregate, are less than $250,000 in any fiscal year, with at least quarterly reporting to the Corporate Governance Committee for amounts within this category above $10,000 in any fiscal year.

- Company purchases of shares of its common stock to pay taxes due by employees in connection with the vesting of employee and executive officer restricted stock and restricted stock unit awards under the USIP, with at least annual reporting to the Corporate Governance Committee.

- Investments by an FT Fund or other Company-managed client account in any investment products, securities or other financial instruments issued, sponsored, administered and/or serviced by any entity for which a related person's interest in such other entity arises from the related person's position as an executive officer, employee, general partner, 10% or more limited partner, and/or 10% or more equity holder, provided that such investments are made in the ordinary course of business and on terms that are generally similar to those prevailing at the time for unaffiliated third-party investors in such investment products, securities or other financial instruments. Amounts invested within this category will be reported to the Committee on a quarterly basis.

The Corporate Governance Committee may delegate its authority to review, approve or ratify specified related person transactions to one or more members of the Corporate Governance Committee between scheduled committee meetings. Any determination made pursuant to this delegated authority must be presented to the full Corporate Governance Committee at a subsequent meeting.

Section 16(a) Beneficial Ownership Reporting Compliance

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires officers, directors and persons who beneficially own more than 10% of the Company's common stock to file reports of ownership on Form 3 and changes in ownership on Forms 4 or 5 with the SEC. The reporting officers, directors and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on its review of copies of such reports received or written representations from such executive officers, directors and 10% stockholders, the Company believes that all Section 16(a) filing requirements applicable to its directors, executive officers and 10% stockholders were complied with during fiscal years 2022 and 2023 with the following exceptions. For Gregory E. Johnson, a late Form 5A for fiscal year ended September 30, 2022, was filed to report the gift of shares, and a late Form 5 for the fiscal year ended September 30, 2023, was filed to report the additional gift of shares. Each of these filings was to report the inadvertent omission of gifted shares.

Proposal No. 2:
Ratification of the Appointment of Independent Registered Public Accounting Firm



Recommendation of the Board

The Board recommends a vote **"FOR"** the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2024. The voting requirements for this proposal are described in the "Voting Information" section. If the appointment is not ratified, the Audit Committee may reconsider the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm.

The Audit Committee of the Board has appointed PricewaterhouseCoopers LLP as the independent registered public accounting firm to audit the Company's consolidated financial statements for the fiscal year ending September 30, 2024 and to audit the Company's internal control over financial reporting as of September 30, 2024. Though not required, stockholders are being asked to ratify the Audit Committee's selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm as a matter of good corporate governance. During and for the fiscal year ended September 30, 2023, PricewaterhouseCoopers LLP audited and rendered opinions on the financial statements of the Company and certain of its subsidiaries and many of the open-end and closed-end investment companies managed and advised by the Company's subsidiaries. PricewaterhouseCoopers LLP also rendered an opinion on the Company's internal control over financial reporting as of September 30, 2023. In addition, PricewaterhouseCoopers LLP provides the Company with tax consulting and compliance services, accounting and financial reporting advice on transactions and regulatory filings and certain other consulting services not prohibited by applicable auditor independence requirements. See "Fees Paid to Independent Registered Public Accounting Firm" above. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so. It is also expected that they will be available to respond to appropriate questions.

Proposal No. 3:
Approval of an Amendment and Restatement of the Company's 2002 Universal Stock Incentive Plan



Recommendation of the Board

The Board recommends that to approve the amendment and restatement of the Company's 2002 Universal Stock Incentive Plan.

The Company's stockholders are being asked to approve an amendment and restatement of the Franklin Resources, Inc. 2002 Universal Stock Incentive Plan (the "USIP") to increase the number of shares of common stock available for delivery by 25 million shares, which amendment was approved by the Board of Directors on December 12, 2023. Stockholders last approved an increase in the number of shares available under the plan in February 2021.

The following summary describes the material features of the USIP as proposed to be amended and restated but is not intended to be complete and is qualified in its entirety by reference to the plan, a copy of which is attached as Appendix A. Capitalized terms not otherwise defined are used as set forth in the plan.

Purpose

The USIP is intended to (i) attract and retain persons eligible to participate in the USIP; (ii) motivate participants, by means of appropriate incentives, to achieve long-range performance goals; (iii) provide incentive compensation opportunities that are competitive with those of other similar companies; and (iv) further align participants' interests with those of the Company's other stockholders through compensation that is based on the Company's common stock.

Administration

The USIP may be administered by the Board or a committee or committees established by the Board with powers and authority as determined by the Board in its discretion. The Compensation Committee determines and approves the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards and stock-based awards to individuals eligible to participate in the USIP (as described under "Eligibility to Participate" below). Subject to the provisions of the USIP, the Compensation Committee has the authority and discretion to (among other things): (a) select from eligible individuals those who receive awards under the USIP; (b) determine the time or times awards under the USIP will be made; (c) determine the types of awards under the USIP; (d) determine the number of shares covered by awards under the USIP; (e) establish the terms, conditions, performance criteria, restrictions and other provisions of awards under the USIP; (f) cancel or suspend awards under the USIP; and (g) determine that any award under the USIP will be settled through cash payments, the delivery of shares of common stock, the granting of replacement awards or a combination thereof. Furthermore, the Compensation Committee may delegate its authority and duties under the USIP to the Company's Chief Executive Officer and/or to other executive officers of the Company under such conditions and subject to such limitations as the Compensation Committee may establish and as limited by and subject to applicable law or the applicable rules of a stock exchange.

Shares Authorized

If this proposal is approved, the maximum aggregate number of shares of common stock available for delivery under the USIP will increase by twenty five million (25,000,000), from one hundred forty million (140,000,000) shares to one hundred sixty-five million (165,000,000) shares of common stock, subject to certain provisions of the USIP including regarding adjustment as described in the USIP and summarized under "Changes in Capitalization" below (the "Share Reserve"). As of December 1, 2023, approximately 5,299,572 shares remained available for future delivery under the USIP. As of December 1, 2023, under the USIP there were: no shares of common stock subject to outstanding options; an aggregate of 13,557,789 shares of restricted stock or underlying restricted stock unit awards outstanding but not yet vested, based on the passage of time; and 1,544,335 shares underlying restricted stock unit awards outstanding but not yet vested, based on the achievement of predetermined performance goals (assuming delivery at maximum level). Shares deliverable under the USIP may be authorized, but unissued shares, or reacquired shares.

Any shares covered by an award under the USIP that are not delivered because the award is forfeited or canceled, or the shares are not delivered because the award is settled in cash will not be deemed to have been delivered for purposes of determining the maximum number of shares available for delivery under the USIP. However, all shares covered by the portion of any stock appreciation right that is exercised (whether or not shares are actually issued to the holder upon exercise of the right) are considered issued pursuant to the USIP. If shares of common stock are surrendered or withheld as payment of either the exercise price of an option and/or withholding taxes in respect of such option, such shares will not be returned to the USIP and will not be available for future awards under the USIP.

The Compensation Committee may grant awards under the USIP to a person who becomes a participant of the USIP by reason of the acquisition of another entity, in substitution for awards previously granted by such entity to such person. The terms and conditions of the substitute awards may vary from the terms and conditions that would otherwise be required by the USIP solely to the extent the Compensation Committee deems necessary. Any such substitute awards shall not reduce the Share Reserve; provided, however, that such treatment is permitted by applicable law and the listing requirements of the New York Stock Exchange or other exchange or securities market on which the Company's common stock is listed.

Eligibility and Participation

Under the terms of the USIP, any executive, employee, director (including any non-employee director) and, if this proposal is approved individual consultant, of the Company or any of its subsidiaries is eligible to participate. The basis for participation in the plan is selection for participation by the Compensation Committee in its discretion. As of November 30, 2023, approximately 9,196 employees (including eight executives), eight non-executive directors and no consultants were eligible to participate in the USIP.

Types of Awards

Stock Options and Stock Appreciation Rights. A stock option is the right to purchase a specified number of shares of common stock in the future at a specified exercise price in accordance with the terms and conditions specified in the applicable award agreement and the USIP. An option may be either an incentive stock option or an option that is not intended to qualify as an incentive stock option (see "Certain Significant Federal Income Tax Consequences" below). The Compensation Committee will, with regard to each stock option, determine and set forth in the applicable award agreement: (a) the number of shares subject to the option, (b) the manner and time of the option's exercise and vesting, (c) the exercise price per share of stock subject to the option, and (d) the methods by which the exercise price may be paid. A stock appreciation right is a grant of rights to receive, in cash or common stock (as determined by the Compensation Committee), value equal to (or otherwise based on) the excess of: (1) the Fair Market Value (as defined in the USIP) of a specified number of shares of common stock at the time of exercise, over (2) a base appreciation amount established by the Compensation Committee. The exercise price for a stock option and the base appreciation amount of a stock appreciation right is determined by the Compensation Committee but may not be less than 100% of the Fair Market Value per share of the common stock on the date the award is granted (or 110%, in the case of an incentive stock option granted to any employee who owns stock representing more than 10% of the combined voting power of the Company or any parent or subsidiary of the Company).

Restricted Stock Awards, Restricted Stock Unit Awards, Stock Awards and Stock-Based Awards. A restricted stock award is a grant of shares of common stock, and a restricted stock unit award is a grant of a right to receive shares of common stock or cash (as determined by the Compensation Committee) in the future that, in each case, are subject to a risk of forfeiture or other restrictions that will lapse upon the achievement of one or more goals relating to continued service of the holder or achievement of performance or other objectives, as determined by the Compensation Committee. A stock award is a grant of shares of common stock that is not subject to forfeiture or other restrictions. A stock-based award is an award that is valued or based on the Fair Market Value of shares of common stock, other than the foregoing awards. The terms and conditions of each such award are determined by the Compensation Committee and set forth in the applicable award agreement.

Dividends or Dividend Equivalents. An award under the USIP may provide the holder with the right to receive dividend or dividend equivalent payments with respect to common stock subject to the award, whether or not the common stock subject to the award is earned, vested, or acquired. Dividend equivalents may be either paid currently or credited to an account for the holder and may be settled in cash or common stock as determined by the Compensation Committee, in each case subject to such conditions, restrictions and contingencies as the Compensation Committee shall establish.

Term of Awards

The term of all awards are determined by the Compensation Committee and set forth in the applicable award agreement, provided that the term of any award may not be for more than 10 years (or five years in the case of an incentive stock option granted to any participant who owns stock representing more than 10% of the combined voting power of the Company or any parent or subsidiary of the Company), subject to earlier termination in connection with a termination of the holder's service with the Company and its subsidiaries or other forfeiture events.

Forfeiture Events

The Compensation Committee may specify in an award agreement that a participant's rights, payments and benefits with respect to an award are subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain events, which may include, for example, termination of a participant's service with the Company or any of its subsidiaries for "cause" (as defined in the award agreement), a participant's violation of applicable laws or policies of the Company or any of its subsidiaries, a participant's breach of restrictive covenants, or other conduct detrimental to the business or reputation of the Company.

Transferability

Unless specifically provided by the Compensation Committee in an award agreement, a participant's rights under the USIP may not be assigned, transferred, pledged or otherwise disposed of, except by will or the laws of descent and distribution. An award agreement (other than with respect to an incentive stock option) may permit the award to be transferred to family members, family trusts, family controlled entities, charitable organizations, and/or pursuant to domestic relations orders or agreements, in all cases without payment for such transfers to the participant.

Minimum Vesting

No options or stock appreciation rights granted under the USIP may vest prior to the first anniversary of the applicable date of grant, except for options or stock appreciation rights that vest as a result of a participant's death or Disability or the occurrence of a Transaction (each as defined in the USIP).

Individual Limits

Under the USIP, (a) the maximum number of shares with respect to which options and stock appreciation rights may be granted to an individual participant during a calendar year is 1.2 million shares, (b) the maximum number of shares with respect to which restricted stock, restricted stock unit, stock-based and stock awards may be granted to an individual participant during a calendar year is 3 million shares (regardless of when such shares are deliverable to the participant), and (c) the maximum number of shares subject to awards that may be granted to any non-employee member of the Board during the fiscal year, taken together with any cash fees paid to such non-employee member of the Board during the fiscal year, shall not exceed $1 million in total value (calculating the value of any stock-based award based on the grant date fair value of such award for financial reporting purposes), in each case, subject to adjustment as described under "Changes in Capitalization" below.

Performance Based Compensation

When establishing performance goals applicable to any restricted stock, restricted stock unit, stock award or stock-based award under the USIP, the Compensation Committee may use one or more business criteria, including, without limitation, (a) annual revenue, (b) budget comparisons, (c) controllable profits, (d) Company earnings per share, (e) expense management, (f) improvements in capital structure, (g) net income, (h) net or gross sales, (i) operating income (pre- or post-tax), (j) profit margins, (k) operating or gross margin, (l) profitability of an identifiable business unit or product, (m) return on investments, (n) return on sales, (o) return on stockholders' equity, (p) total return to stockholders, (q) assets under management, (r) investment management performance, (s) mutual and other investment fund performance, (t) institutional account performance, (u) high net worth and other separate account performance, (v) cash flow, operating cash flow, or cash flow or operating cash flow per share (before or after dividends), (w) price of the shares or any other publicly traded securities of the Company, (x) reduction in costs, (y) return on capital, including return on total capital or return on invested capital, (z) improvement in or attainment of expense levels or working capital levels, and (aa) performance of the Company relative to a peer group of companies and/or relevant indexes on any of the foregoing measures.

These performance goals may be applicable to the Company and/or any of its individual business units and may differ from participant to participant. In addition, these performance measures may be calculated in accordance with generally accepted accounting principles but excluding the effect (whether positive or negative) of any change in accounting standards and any extraordinary, unusual or nonrecurring item, as determined by the Compensation Committee, occurring after the establishment of the performance goals and may be otherwise adjusted as determined by the Compensation Committee.

Changes in Capitalization; Corporate Transactions

In the event of any change with respect to the outstanding shares of common stock resulting from a stock split, reverse stock split, stock dividend, extraordinary cash dividend, merger or corporate combination, combination or reclassification of the shares of common stock or any other similar transaction, the Compensation Committee may proportionately adjust any of the following, subject to any required action by the stockholders of the Company: (a) the number and/or kind of securities covered by each outstanding award, (b) the price per share covered by each such outstanding award, (c) the number and/or kind of securities which have been authorized for issuance under the USIP but as to which no awards have yet been granted or which have been returned to the USIP upon cancellation or expiration of an award, (d) the maximum number of options, stock appreciation rights, restricted stock awards, restricted stock unit awards, stock awards and stock-based awards which may be granted to any participant in any one-calendar-year period, (e) any other value determinations applicable to the USIP and/or outstanding awards, and (f) any other terms of an award that are affected by the event. Any adjustments, determinations or interpretations made by the Compensation Committee shall be final, binding and conclusive.

In the event of the proposed dissolution or liquidation of the Company or a merger or corporate combination in which the successor corporation does not agree to assume awards under the USIP or substitute equivalent awards, the Compensation Committee will make a determination (subject to the requirements of the USIP, as described under "Amendment and Termination" below) as to the equitable treatment of outstanding awards under the USIP.

Amendment and Termination

The USIP has no pre-determined termination date. The Board may at any time amend or terminate the USIP. However, no such amendment or termination may materially and adversely affect the rights of any holder of an award previously granted under the USIP without written consent of the holder. In addition, no such amendment or termination will be made without the approval of the Company's stockholders to the extent such approval is required by applicable corporate, securities or tax laws, the requirements of any applicable stock exchange or if the amendment would lessen the stockholder approval requirements described in this paragraph or under "Stockholder Approval Required for Repricings" below. Notwithstanding that, the Board may, however, amend the USIP in such manner as it deems necessary to cause an award to comply with the requirements of the Code or any other applicable law, to avoid adverse tax consequences, or for changes in new accounting standards.

Stockholder Approval Required for Repricings

Reducing the exercise price of an option or the base appreciation amount of a stock appreciation right, or cancelling an underwater option or stock appreciation right in exchange for an equity award with a lower exercise price, purchase price, or base appreciation amount (as applicable), may not be done under the USIP without stockholder approval.

Certain Significant Federal Income Tax Consequences

The following discussion briefly describes certain significant U.S. federal income tax consequences of the USIP for participants and certain tax effects to the Company. The statements in the following paragraphs concerning certain significant U.S. federal income tax consequences of benefits under the USIP are based on the Code, and judicial and administrative interpretations, as of the date of this Proxy Statement, which are subject to change at any time (possibly with retroactive effect). No attempt has been made to discuss any potential foreign, state or local tax consequences. The U.S. tax law is technical and complex, and the discussion below represents only a general summary. The tax treatment of a participant in the USIP may vary depending on his or her particular situation and may, therefore, be subject to special rules not discussed below. Accordingly, participants in the USIP should consult with their own tax advisors regarding the particular tax consequences (including state and local taxes) to them. Nothing in this Proposal No. 3 guarantees any particular tax treatment.

Incentive Stock Options. Incentive stock options ("ISOs") granted under the USIP are intended to meet the definitional requirements of Section 422(b) of the Code for "incentive stock options." An employee who receives an ISO does not recognize any taxable income upon the grant of such ISO. Similarly, the exercise of an ISO generally does not give rise to federal income tax to the employee, provided that (i) the federal "alternative minimum tax," which depends on the employee's particular tax situation, does not apply and (ii) the employee is employed by the Company or its subsidiaries from the date of the grant of the ISO until three months prior to the exercise thereof, except where such employment terminates by reason of disability (where the three month period is extended to one year) or death (where this requirement does not apply). If any employee exercises an ISO after the requisite periods referred to in clause (ii) above, the ISO will be treated as an NSO (as defined below) and will be subject to the rules set forth below under the caption "Non-Qualified Stock Options and Stock Appreciation Rights." Further, if after exercising an ISO, an employee disposes of the common stock so acquired more than two years from the date of grant and more than one year from the date of transfer of the common stock pursuant to the exercise of such ISO (the "applicable holding period"), the employee will generally recognize capital gain or loss equal to the difference, if any, between the amount received for the shares and the exercise price.

If, however, any employee does not hold the shares so acquired for the applicable holding period, thereby making a "disqualifying disposition," the employee would recognize ordinary income equal to the excess of the fair market value of the shares at the time the ISO was exercised over the exercise price and the balance, if any, would generally be treated as capital gain. If the disqualifying disposition is a sale or exchange that would permit a loss to be recognized under the Code (were a loss in fact to be realized), and the sales proceeds are less than the fair market value of the shares on the date of exercise, the employee's ordinary income would be limited to the gain (if any) realized on the sale. If the exercise price exceeds the amount realized upon the disqualifying disposition, the difference would be a capital loss.

The Company will not be allowed a federal income tax deduction upon the grant or exercise of an ISO or the disposition, after the applicable holding period, of the common stock acquired upon exercise of an ISO. However, in the event of a disqualifying disposition, the Company generally will be entitled to a deduction in an amount equal to the ordinary income included by the employee, provided that such amount constitutes an ordinary and necessary business expense to the Company and is reasonable.

Non-Qualified Stock Options and Stock Appreciation Rights. Non-qualified stock options ("NSO") granted under the USIP are options that do not qualify as ISOs. An individual who receives an NSO or Stock Appreciation Right ("stock appreciation right") will not recognize any taxable income upon the grant of such NSO or stock appreciation right. However, the individual generally will recognize ordinary income upon exercise of an NSO in an amount equal to the excess of the fair market value of the shares of common stock underlying such NSO at the time of exercise over the aggregate exercise price of such shares subject to the NSO. Similarly, upon the receipt of cash or shares pursuant to the exercise of a stock appreciation right, the individual generally will recognize ordinary income in an amount equal to the sum of the cash and the fair market value of the shares received upon such exercise.

Individuals will recognize gain upon the disposition of any shares received upon exercise of an NSO or stock appreciation right equal to the excess of (i) the amount realized on such disposition over (ii) the ordinary income recognized with respect to such shares under the principles set forth above, plus, in the case of an NSO, the exercise price previously paid for such shares. That gain will be taxable as long- or short-term capital gain depending on whether the shares were held for more than one year.

A federal income tax deduction generally will be allowed to the Company in an amount equal to the ordinary income included by the individual with respect to the exercise of his or her NSO or stock appreciation right, provided that such amount constitutes an ordinary and necessary business expense to the Company and is reasonable.

Restricted Stock and Stock Awards. Restricted stock awards granted by the Company fall within the Code's guidelines for awards that are restricted as to transferability and subject to a substantial risk of forfeiture. Absent a written election under Section 83(b) of the Code filed with the Internal Revenue Service within 30 days after the date of transfer of such shares pursuant to the restricted stock award (a "Section 83(b) election"), an individual will recognize ordinary income at the earlier of the time at which (i) the shares become transferable or (ii) the restrictions that impose a substantial risk of forfeiture of such shares lapse, in an amount equal to the excess of the fair market value (on such date) of such shares over the price paid for the award, if any. With respect to stock awards, an individual will recognize ordinary income upon receipt.

An individual will recognize ordinary income as of the date the common stock is transferred to the individual (and for restricted stock awards, only if a Section 83(b) election is properly made), in an amount equal to the excess of the fair market value of the common stock as of that date over the amount paid for such stock, if any.

The Company generally will be allowed a deduction for federal income tax purposes in an amount equal to the ordinary income recognized by the individual, provided that such amount constitutes an ordinary and necessary business expense and is reasonable.

Individuals will recognize gain upon the disposition of any shares received equal to the excess of (i) the amount realized on such disposition over (ii) the sum of the amount paid, if any, for such shares plus the ordinary income recognized with respect to such shares under the principles set forth above. That gain will be taxable as long- or short-term capital gain depending on whether the shares were held for more than one year.

Restricted Stock Unit and Stock-Based Awards. Recipients of restricted stock unit and stock-based awards generally should not recognize taxable income until such awards are settled into cash or shares of common stock (as applicable). Upon settlement, the individual will normally recognize ordinary income equal to the amount of cash and fair market value of the shares, if any, received upon such conversion. The Company generally will be allowed a deduction for federal income tax purposes in an amount equal to the ordinary income recognized by the recipient, provided that such amount constitutes an ordinary and necessary business expense and is reasonable.

Individuals will recognize gain upon the disposition of any shares received upon conversion of the restricted stock unit or stock-based awards equal to the excess of (i) the amount realized on such disposition over (ii) the ordinary income recognized with respect to such shares under the principles set forth above. That gain will be taxable as long- or short-term capital gain depending on whether the shares were held for more than one year.

Section 409A. Section 409A of the Code imposes certain requirements on nonqualified deferred compensation arrangements. These include requirements with respect to an individual's election to defer compensation and the individual's selection of the timing and form of distribution of the deferred compensation. Section 409A also generally provides that distributions may be made only on specified dates or on or following the occurrence of certain events (e.g., the individual's separation from service or the individual's death). Section 409A imposes restrictions on an individual's ability to change his or her distribution timing or form after the compensation has been deferred. For certain officers and other individuals, Section 409A requires that such individual's distributions of non-qualified deferred compensation in connection with a separation from service commence no earlier than six months after such individual's separation from service.

Awards granted under the USIP with a deferral feature will generally be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award will recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A's provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as possible interest-like charges and penalties. Certain states have enacted laws similar to Section 409A, which impose additional taxes, interest and penalties on non-qualified deferred compensation arrangements.

Section 280G. Under certain circumstances, accelerated vesting, exercise or payment of awards under the USIP in connection with a "change in control" of the Company might be deemed an "excess parachute payment" for purposes of the golden parachute payment provisions of Code Section 280G. To the extent it is so considered, the participant holding the award would be subject to an excise tax equal to 20% of the amount of the excess parachute payment, and the Company would be denied a tax deduction for the excess parachute payment.

New Plan Benefits

Because grants under the USIP are subject to the discretion of the Compensation Committee, it is not possible to determine the benefits that will be received by executive officers, other employees and directors if the amendment and restatement to the USIP is approved by the stockholders.

However, it is anticipated that, among others, all of our current executive officers, including our named executive officers, and our non-employee directors will receive awards under the USIP.

Other Information

The closing price of a share of common stock on December 11, 2023 was $25.49 per share. If stockholders do not approve this Proposal, the requested increase in the number of authorized shares available for delivery under the USIP and certain other changes cannot be implemented, and the Company will consider its alternatives.

The table below shows the number of shares of common stock underlying outstanding restricted stock unit awards as of December 1, 2023 that have been granted to certain individuals or groups of individuals under the USIP since its inception in October 2002. There were no stock options or other rights outstanding to acquire shares under the USIP.

Name and Position or Group	Shares Underlying Outstanding Restricted Stock Unit Awards[1]
Jennifer M. Johnson, President and Chief Executive Officer	1,192,986
Matthew Nicholls, Executive Vice President and Chief Financial Officer	747,735
Gregory E. Johnson, Executive Chairman, Chairman of the Board, Former Chief Executive Officer	157,314
Terrence Murphy	98,737
Adam B. Spector	350,014
All Current Executive Officers as a Group[2]	2,779,593
All Current Directors Who Are Not Executive Officers as a Group	0
Each Nominee for Election as Director	
Mariann Byerwalter	0
Alexander S. Friedman	0
Gregory E. Johnson	(See above)
Jennifer M. Johnson	(See above)
Rupert H. Johnson, Jr.	0
John Y. Kim	0
Karen M. King	0
Anthony J. Noto	0
John W. Thiel	0
Seth H. Waugh	0
Geoffrey Y. Yang	0
Each Associate of Any of Such Directors, Executive Officers or Nominees:	0
Each Other Person Who Received or is to Receive 5% of Such Options or Rights	0
All current Employees, including Current Officers who are not Executive Officers, as a Group	15,102,124

[1]   Outstanding restricted stock unit awards as of December 1, 2023. Assumes the maximum level of performance is achieved under applicable performance goals for outstanding performance-based awards, however, the payouts will be based on actual achievement.

[2]   Includes shares underlying outstanding awards, if any, listed separately for Ms. Johnson and Messrs. G. Johnson, Nicholls, Murphy, and Spector, and Mr. R.H. Johnson, Jr., as well as shares underlying outstanding awards for all other current Executive Officers.

Additional Information

Stockholder Proposals and Nominations of Directors at 2025 Annual Meeting

Proposals to be Considered for Inclusion in the Company's Proxy Materials (Rule 14a-8)

If a stockholder wishes to present any proposal for inclusion in the proxy materials to be distributed by us in connection with our 2025 annual meeting, the proposal must be received by the Secretary of the Company not earlier than the close of business on July 30, 2024, and not later than the close of business on August 29, 2024. The proposal must also meet the other requirements of the rules of the SEC relating to stockholder proposals.

Director Nominations for Inclusion in the Company's Proxy Materials (Proxy Access)

A stockholder (or a group of up to 20 stockholders) who has owned at least 3% of our shares continuously for at least three years and has complied with the other requirements and procedures in our Amended and Restated Bylaws ("Bylaws") may nominate and include in the Company's proxy materials director nominees constituting the greater of two directors or 20% of our Board. Notice of a proxy access nomination for consideration at our 2024 annual meeting must be received in accordance with the procedures and timing set forth in our Bylaws, as generally described under "General Procedures and Timing for Proposals and Nominations Under our Bylaws" below.

General Procedures and Timing for Proposals and Nominations Under our Bylaws

Our Bylaws contain an advance notice of stockholder business and nominations requirement (Section 2.3 of the Bylaws), which generally prescribes the procedures that a stockholder of the Company must follow if the stockholder intends, at an annual or special meeting of stockholders, to nominate a person for election to the Company's Board of Directors or to propose other business to be considered by stockholders. These procedures include, among other things, that the stockholder give timely notice to the Secretary of the Company of the nomination or other proposed business, that the notice contain specified information, and that the stockholder comply with certain other requirements. If a stockholder's nomination or proposal is not in compliance with the procedures set forth in our Bylaws, the Company may disregard such nomination or proposal.

Generally, in the case of an annual meeting of stockholders, a stockholder's notice in order to be timely must be delivered in writing to the Secretary of the Company, at its principal executive office, not later than the close of business on the 120th day nor earlier than the close of business on the 150th day prior to the first anniversary of the date on which the Company first (i) mailed its notice of annual meeting, proxy statement and proxy or (ii) sent its notice of annual meeting and notice of internet availability of its proxy materials, whichever is earlier, for the immediately preceding year's annual meeting. As specified in our Bylaws, different notice deadlines apply in the case of a special meeting, or when the date of an annual meeting is more than 30 days before or after the first anniversary of the prior year's meeting.

Accordingly, assuming that the Company's 2025 annual meeting of stockholders is held within 30 days of the anniversary of the Company's 2024 annual meeting of stockholders, the stockholder must deliver a notice of such nomination or proposal to the Company's Secretary not earlier than the close of business on July 30, 2024, and not later than the close of business on August 29, 2024, and comply with the requirements of our Bylaws. If a stockholder submits a proposal outside of Rule 14a-8 for the Company's 2025 annual meeting of stockholders and such proposal is not delivered within the time frame specified in our Bylaws, the Company's proxy may confer discretionary authority on persons being appointed as proxies on behalf of the Company to vote on such proposal.

Additional Requirements

Under our Bylaws, any notice of proposed business must include a description of the business and the reasons for bringing the proposed business to the meeting, any material interest of the stockholder in the business and certain other information about the stockholder. Any notice of a nomination or a proxy access nomination must provide information about the stockholder and the nominee, as well as the written consent of the proposed nominee to being named in the proxy statement and to serve as a director if elected.

A copy of the Company's Bylaws specifying the advance notice requirements for proposing business or nominations, and for proposing proxy access nominations, has been filed with the SEC, and is available on the SEC's website.

Address to Submit Proposals and Nominations

In each case, proxy proposals, proxy access nominations and nominations for director nominees and/or an item of business to be introduced at an annual meeting of stockholders must be submitted in writing to the Secretary of the Company, One Franklin Parkway, San Mateo, California 94403-1906.

Contact the Board of Directors

Stockholders and others may contact the Board, the non-management directors, the independent directors or any other individual director by sending a written communication appropriately addressed to:

Board of Directors
Franklin Resources, Inc.
c/o Secretary of the Company
One Franklin Parkway
San Mateo, CA 94403-1906

You may specify whether you would prefer to direct your communication to the full Board of Directors, only the non-management directors or any other particular individual director. Stockholders making such communications are encouraged to state that they are stockholders and provide the exact name in which their shares are held and the number of shares held.

In addition, the Company has established separate procedures for its employees to submit concerns on an anonymous and confidential basis regarding questionable accounting, internal accounting controls or auditing matters and possible violations of the Company's Code of Ethics and Business Conduct, securities laws or other laws, which procedures are available on the Company's Intranet.

Non-employees may submit any complaint regarding accounting, internal accounting controls or auditing matters directly to the Audit Committee of the Board of the Directors by sending a written communication appropriately addressed to:

Audit Committee
Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906

Electronic Access to Proxy Materials and Annual Meeting

Whether you received the Notice of Internet Availability of Proxy Materials or paper copies of proxy materials, the Company's proxy materials, including this Proxy Statement and our Annual Report, are available for you to review online. To request a paper copy of proxy materials, please call 1-800-579-1639, or you may request a paper copy by email at sendmaterial@proxyvote.com, or by logging onto *www.proxyvote.com*.

For instructions to access the Annual Meeting site, please visit www.virtualshareholdermeeting.com/BEN2024, and have available your 16-digit control number from your proxy card in order to access the meeting.

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials (or proxy materials in the case of stockholders who receive paper copies of proxy materials), addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

A number of banks and brokers with account holders who are beneficial holders of the Company's common stock will be householding the Company's Notice of Internet Availability of Proxy Materials (or proxy materials in the case of stockholders who receive paper copies of proxy materials). If you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate Notice of Internet Availability of Proxy Materials (or proxy material, if applicable), please notify your bank or broker, or contact Investor Relations, Franklin Resources, Inc., One Franklin Parkway, San Mateo, CA 94403-1906, Telephone (650) 312-4091. The Company undertakes, upon oral or written request, to deliver promptly a separate copy of the Company's Notice of Internet Availability of Proxy Materials (or proxy materials, if applicable) to a stockholder at a shared address to which a single copy of the document was delivered. Stockholders who currently receive multiple copies of the Notice of Internet Availability of Proxy Materials (or proxy materials, if applicable) at their address and would like to request householding of their communications should contact their bank or broker or Investor Relations at the contact address and telephone number provided above.

Other Matters

The Company's Annual Report for fiscal year 2023 is available for viewing under the "Stockholder Services" tab in the "Investor Relations" section of the Company's website at *www.franklinresources.com*. Please read it carefully. The financial statements and the Annual Report do not, however, legally form any part of this proxy soliciting material.

To the extent that this Proxy Statement is incorporated by reference into any of our other filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, the sections of this Proxy Statement titled "Compensation Committee Report," and "Audit Committee Report" (to the extent permitted by the rules of the SEC) will not be deemed incorporated, unless specifically provided otherwise in such filing.

All descriptions of benefits plans and agreements contained in this Proxy Statement are summaries and are qualified in their entirety by reference to the actual plans or agreements, copies of which are filed as exhibits to our Annual Report on Form 10-K for the year ended September 30, 2023.

For those stockholders who receive the Notice of Internet Availability of Proxy Materials, this Proxy Statement and the 2023 Annual Report are also available at the Company's website at *www.franklinresources.com* under "Investor Relations." In addition, a copy of the 2023 Annual Report will be provided without charge upon the written request of any stockholder to the Company's Secretary at the Company's principal executive offices, Franklin Resources, Inc., One Franklin Parkway, San Mateo, CA 94403-1906.

Our Board of Directors is not aware of any other matters to come before the Annual Meeting. If any other matters should come before the Meeting, the persons named in the enclosed proxy will act thereon according to their best judgment.

By order of the Board of Directors,

THOMAS C. MERCHANT
Executive Vice President,
General Counsel and Secretary

December 27, 2023

Appendix A
Franklin Resources, Inc. 2002 Universal Stock Incentive Plan

As Amended and Restated (effective _____, 202_)

1. General

    1.1. <u>Purpose</u>. The Franklin Resources, Inc. 2002 Universal Stock Incentive Plan (the "<u>2002 Stock Plan</u>") has been established by Franklin Resources, Inc., a Delaware corporation (the "<u>Company</u>") to (i) attract and retain persons eligible to participate in the 2002 Stock Plan; (ii) motivate Participants, by means of appropriate incentives, to achieve long-range performance goals; (iii) provide incentive compensation opportunities that are competitive with those of other similar companies; and (iv) further align Participants' interests with those of the Company's other stockholders through compensation that is based on the Company's common stock; and thereby promote the long-term financial interest of the Company and the Subsidiaries.

    1.2. <u>Participation</u>. Subject to the terms and conditions of the 2002 Stock Plan, a Committee shall determine and designate, from time to time, from among the Participants, those persons who will be granted one or more Awards under the 2002 Stock Plan. In the discretion of a Committee, a Participant may be granted any Award permitted under the provisions of the 2002 Stock Plan, and more than one Award may be granted to a Participant. Awards may be granted as alternatives to or replacement of awards outstanding under the 2002 Stock Plan, or any other plan or arrangement of the Company or a Subsidiary (including a plan or arrangement of a business or entity, all or a portion of which is acquired by the Company or a Subsidiary). Designation of a Participant in any year shall not require a Committee to designate such person to receive an Award in any other year or, once designated, to receive the same type or amount of an Award as granted to such person in any other year.

    1.3. <u>Operation, Administration, and Definitions</u>. The operation and administration of the 2002 Stock Plan, including the Awards made under the 2002 Stock Plan, shall be subject to the provisions of Section 4. Capitalized terms in the 2002 Stock Plan shall be defined as set forth in the 2002 Stock Plan (including the definition provisions of Section 9 of the 2002 Stock Plan).

    1.4. Stock Subject to 2002 Stock Plan; Share Counting. Subject to the provisions of this Section 1.4, Section 6.1 and Section 11.1 of the 2002 Stock Plan, the maximum aggregate number of Shares which may be delivered pursuant to Awards, including, without limitation, the number of Shares that may be granted pursuant to Options (including Incentive Stock Options) and SARs, is 165,000,000 (after giving effect to the stock split effected by the Company in July 2013 in the form of a stock dividend (the "2013 stock split")) (the "<u>Share Reserve</u>")). The Shares may be authorized but unissued, or reacquired Common Stock.

    (a)   Except as set forth in Section 1.4(b) and (c), to the extent any Shares covered by an Award are not delivered to a Participant or beneficiary because the Award is forfeited or canceled, or the Shares are not delivered because the Award is settled in cash, such Shares shall not be deemed to have been delivered for purposes of determining the maximum number of Shares available for delivery pursuant to Awards granted under the 2002 Stock Plan.

    (b)   All Shares covered by the portion of a SAR that is exercised (whether or not Shares are actually issued to the Participant upon exercise of the SAR) shall be considered issued pursuant to the 2002 Stock Plan.

    (c)   If Shares are surrendered or withheld as payment of either the exercise price of an Option granted hereunder and/or withholding taxes in respect of such an Option (including, without limitation, by attestation), such Shares shall not be returned to the 2002 Stock Plan and shall not be available for future awards under the 2002 Stock Plan.

    (d)   Subject to adjustment under Section 6.1 and after giving effect to the 2013 stock split, (i) the maximum number of shares that may be granted to any one individual Participant pursuant to Section 2 (relating to Options and SARs) shall be 1,200,000 Shares during any one-calendar-year period and (ii) the maximum number of Shares that may be granted to any one individual Participant subject to Section 3 (relating to Restricted Stock Awards, Restricted Stock Unit Awards, Stock Awards and Stock-Based Awards) shall be 3,000,000 Shares during any one-calendar-year period (regardless of when such Shares are deliverable).

(e) Subject to adjustment under Section 6.1, the maximum number of Shares subject to Awards granted during a single fiscal year of the Company to any non-employee member of the Board, taken together with any cash fees paid to such non-employee member of the Board during the fiscal year, shall not, in each case, exceed $1,000,000 in total value (calculating the value of any stock-based Award based on the grant date fair value of such Award for financial reporting purposes).

2. Options and SARs

2.1. Options.

    (a) An Option is a grant of a right to purchase Shares at an exercise price established by the Compensation Committee, subject to Section 2.3. Options granted under this Section 2 may be either Incentive Stock Options ("ISO") or Nonstatutory Stock Options ("NSO"), as determined in the discretion of the Compensation Committee.

    (b) Each Option shall be designated in the written option agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designations, to the extent that the aggregate Fair Market Value of the Shares with respect to which Options designated as Incentive Stock Options are exercisable for the first time by any Optionee during any calendar year (under all plans of the Company or any Parent or Subsidiary) exceeds $100,000, such excess Options shall be automatically treated as Nonstatutory Stock Options. For purposes of this paragraph 2.1(b), Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the underlying Shares shall be determined as of the original date on which the Option is granted. In the event that the Code or the regulations promulgated thereunder are amended after the date the 2002 Stock Plan becomes effective to provide for a different limit on the Fair Market Value of Shares permitted to be subject to Incentive Stock Options, then such different limit will be automatically incorporated herein and will apply to any Options granted after the effective date of such amendment.

    (c) The term of each Option shall be the term stated in the Award Agreement; provided, however, that in the case of any Incentive Stock Option, the term shall be no more than ten (10) years from the date of grant thereof or such shorter term as may be provided in the Award Agreement. However, in the case of an Incentive Stock Option granted to an Optionee who, at the time the Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Option shall be five (5) years from the date of grant thereof or such shorter term as may be provided in the Award Agreement.

    (d) The date of grant of an Option shall, for all purposes, be the date on which the Compensation Committee makes the determination granting such Option, or such other future date as is determined by the Compensation Committee. Notice of the determination shall be given to each Participant to whom an Option is so granted within a reasonable time after the date of such grant.

2.2. Stock Appreciation Rights. A Stock Appreciation Right ("SAR") is a grant of rights to receive, in cash or Stock (as determined by the Compensation Committee), value equal to (or otherwise based on) the excess of: (a) the Fair Market Value of a specified number of Shares at the time of exercise; over (b) a base appreciation amount established by the Compensation Committee, subject to Section 2.3.

2.3. Exercise Price. The exercise price or base appreciation amount (as applicable) of each Option and SAR shall be established by the Compensation Committee or shall be determined by a method established by the Compensation Committee at the time the Option or SAR is granted; provided, that:

    (a) In the case of an ISO,

        (i) granted to an employee who, at the time of the grant of such Incentive Stock Option, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant;

        (ii) granted to any other employee, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

    (b) In the case of a NSO, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

    (c) In the case of a SAR, the base appreciation amount shall be no less than 100% of the Fair Market Value per Share on the date of grant.

2.4. <u>Time and Manner of Exercise</u>. Options and SARs shall be exercisable in accordance with such terms and conditions and during such periods as may be established by a Committee; subject to the following terms regarding Options and SARs:

(a) <u>Termination of Service</u>. In the event of termination of an Optionee's Service, such Optionee may, but only within ninety (90) days after the date of such termination (unless such other period is set out by a Committee in the Award Agreement, which period shall control, but in no event later than the expiration date of the term of such Option as set forth in the Award Agreement), exercise the Option to the extent that Optionee was entitled to exercise it at the date of such termination. To the extent that Optionee was not entitled to exercise the Option at the date of such termination, or if Optionee does not exercise such Option to the extent so entitled within the time specified herein, the Option shall terminate.

(b) <u>Disability of Optionee</u>. Notwithstanding the provisions of paragraph 2.4(a) above, in the event of termination of an Optionee's Service as a result of Optionee's Disability, Optionee (or Optionee's legal representative) may, but only within six (6) months from the date of such termination (unless such other period is set out by a Committee in the Award Agreement, which period shall control, but in no event later than the expiration date of the term of such Option as set forth in the Award Agreement), exercise the Option to the extent otherwise entitled to exercise it at the date of such termination. To the extent that Optionee was not entitled to exercise the Option at the date of termination, or if Optionee (or Optionee's legal representative) does not exercise such Option to the extent so entitled within the time specified herein, the Option shall terminate.

(c) <u>Death of Optionee</u>. Notwithstanding the provisions of paragraph 2.4(a) above, in the event of the death of an Optionee, the Option may be exercised, at any time within twelve (12) months following the date of death (unless such other period is set out by a Committee in the Award Agreement, which period shall control, but in no event later than the expiration date of the term of such Option as set forth in the Award Agreement), by the Optionee's estate or by a person who acquired the right to exercise the Option by bequest or inheritance, but only to the extent the Optionee was entitled to exercise the Option at the date of death. To the extent that Optionee was not entitled to exercise the Option at the date of death, or if the Optionee's estate or person who acquired the right to exercise the Option by bequest or inheritance does not exercise such Option to the extent so entitled within the time specified herein, the Option shall terminate.

(d) <u>Minimum Vesting Requirement</u>. No Option or SAR shall become vested or exercisable prior to the first anniversary of its date of grant; provided, however, that such minimum vesting requirement shall not apply to Options or SARs that vest as a result of a Participant's death or Disability, or the occurrence of a Transaction.

2.5. <u>Payment of Exercise Price</u>. Payment of the exercise price of an Option shall be subject to the following:

(a) The full exercise price for Shares purchased upon the exercise of any Option shall be paid at the time of such exercise (except that, in the case of an exercise arrangement approved by a Committee and described in paragraph 2.5(b), payment may be made as soon as practicable after the exercise).

(b) The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by a Committee (and, in the case of an Incentive Stock Option, shall be determined at the time of grant) and may, in the discretion of a Committee, consist entirely of (i) cash, (ii) check, (iii) delivery of authorization for the Company to retain from the total number of Shares as to which the Option is exercised that number of Shares having a Fair Market Value on the date of exercise equal to the exercise price for the total number of Shares as to which the Option is exercised, (iv) delivery of a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company the amount of sale or loan proceeds required to pay the exercise price, (v) irrevocably authorizing a third party to sell Shares (or a sufficient portion of the shares) acquired upon exercise of the Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire exercise price and any tax withholding resulting from such exercise, (vi) any combination of the foregoing methods of payment, or (vii) such other consideration and method of payment for the issuance of Shares to the extent permitted under Applicable Laws.

2.6. <u>Settlement of Award</u>. Shares delivered pursuant to the exercise of an Option or SAR shall be subject to such conditions, restrictions and contingencies as a Committee may establish in the applicable Award Agreement at the time of grant. Settlement of SARs may be made in Shares (valued at their Fair Market Value at the time of exercise), in cash, or in a combination thereof, as determined in the discretion of a Committee. A Committee, in its discretion, may impose such conditions, restrictions and contingencies with respect to Shares acquired pursuant to the exercise of an Option or a SAR as such Committee determines to be desirable.

3. Other Stock Awards or Stock-based Awards

3.1. Restrictions on Stock Awards. Each Restricted Stock Award, Restricted Stock Unit Award, Stock Award and Stock-Based Award shall be subject to the following:

(a) Any such Awards shall be subject to such conditions, restrictions and contingencies as a Committee shall determine and set forth in the applicable Award Agreement or otherwise.

(b) A Committee may designate whether any such Awards being granted to any Participant shall be subject to a risk of forfeiture or other restrictions that will lapse upon the achievement of certain performance goals, which may be tied to one or more business criteria, including, without limitation: (a) annual revenue, (b) budget comparisons, (c) controllable profits, (d) Company earnings per share, (e) expense management, (f) improvements in capital structure, (g) net income, (h) net or gross sales, (i) operating income (pre- or post-tax), (j) profit margins, (k) operating or gross margin, (l) profitability of an identifiable business unit or product, (m) return on investments, (n) return on sales, (o) return on stockholders' equity, (p) total return to stockholders, (q) assets under management, (r) investment management performance, (s) mutual and other investment fund performance, (t) institutional account performance, (u) high net worth and other separate account performance, (v) cash flow, operating cash flow, or cash flow or operating cash flow per share (before or after dividends), (w) price of the Shares or any other publicly traded securities of the Company, (x) reduction in costs, (y) return on capital, including return on total capital or return on invested capital, (z) improvement in or attainment of expense levels or working capital levels, and (aa) performance of the Company relative to a peer group of companies and/or relevant indexes on any of the foregoing measures. The performance goals may be applicable to the Company and/ or any of its individual business units and may differ from Participant to Participant. In addition, the performance goals may be calculated in accordance with generally accepted accounting principles, but excluding the effect (whether positive or negative) of any change in accounting standards and any extraordinary, unusual or nonrecurring item, as determined by the Compensation Committee, occurring after the establishment of the performance goals and may be otherwise adjusted as determined by the Compensation Committee.

3.2. Restricted Stock Awards.

(a) Subject to the applicable Award Agreement, a Participant shall have all rights of a stockholder with respect to the Shares granted to the Participant under a Restricted Stock Award, including the right to vote the Shares and receive all dividends and other distributions paid or made with respect thereto, unless a Committee determines otherwise at the time the Restricted Stock Award is granted.

(b) If a Participant makes an election pursuant to Section 83(b) of the Code with respect to a Restricted Stock Award, the Participant shall promptly provide the Company with a copy of the properly filed election. A Committee may provide in an Award Agreement that the Restricted Stock Award is conditioned upon the Participant's making or refraining from making an election with respect to the Award under Section 83(b) of the Code.

4. Operation and Administration

4.1. Effective Date. The 2002 Stock Plan became effective as of October 10, 2002 (the "Effective Date"). The 2002 Stock Plan shall be unlimited in duration and, in the event of the 2002 Stock Plan termination, shall remain in effect as long as any Awards under it are outstanding; provided, however, that to the extent required by the Code, no ISO may be granted under the 2002 Stock Plan after December 15, 2030.

4.2. Term of Awards. Subject to the limitations of Section 2.1(c), the term of each Award under the 2002 Stock Plan shall be the term stated in the applicable Award Agreement, provided, that the term shall be no more than ten (10) years from the date of grant thereof. Notwithstanding the foregoing, the specified term of any Award shall not include any period for which the Participant has elected to defer the receipt of the Shares or cash issuable pursuant to the Award.

4.3. General Restrictions. Delivery of Shares or other amounts under the 2002 Stock Plan shall be subject to the following:

(a) Notwithstanding any other provision of the 2002 Stock Plan, the Company shall have no liability to deliver any Shares under the 2002 Stock Plan or make any other distribution of benefits under the 2002 Stock Plan unless such delivery or distribution would comply with all Applicable Laws (including, without limitation, the requirements of the Securities Act), and the applicable requirements of any securities exchange or similar entity.

(b) Shares issued under the 2002 Stock Plan may be certificated or, to the extent not prohibited by Applicable Law or the applicable rules of any stock exchange, non-certificated.

4.4. <u>Tax Withholding</u>. All distributions under the 2002 Stock Plan are subject to withholding of all applicable taxes, and a Committee may condition the delivery of any Shares or other benefits under the 2002 Stock Plan on satisfaction of the applicable withholding obligations. A Committee, in its discretion, and subject to such requirements as such Committee may impose prior to the occurrence of such withholding, may permit such withholding obligations to be satisfied through (i) cash payment by the Participant, (ii) the surrender of Shares which the Participant already owns (which have been held by the Participant and vested for at least six (6) months or such other period as established from time to time by the Committee in order to avoid an adverse accounting treatment under applicable accounting standards), or (iii) the surrender of Shares to which the Participant is otherwise entitled under the 2002 Stock Plan, <u>provided</u>, however, that only the number of Shares sufficient to satisfy the Company's minimum statutorily required tax withholding obligations shall be surrendered to the Company. A Committee has full discretion to allow a Participant to satisfy, in whole or in part, any additional income, employment and/or other applicable taxes payable by the Participant with respect to an Award by electing to have the Company withhold from the Shares otherwise deliverable to, or that would otherwise be retained by, the Participant upon the grant, exercise, vesting or settlement of the Award, as applicable, Shares having an aggregate Fair Market Value that is greater than the applicable minimum required statutory withholding obligation (but such withholding may in no event be in excess of the maximum statutory withholding amount in the Participant's relevant tax jurisdictions).

4.5. <u>Use of Shares</u>. Subject to the overall limitation on the number of Shares that may be delivered under the 2002 Stock Plan, a Committee may use available Shares as the form of payment for compensation, grants or rights earned or due under any other compensation plans or arrangements of the Company or a Subsidiary, including the plans and arrangements of the Company or a Subsidiary assumed in business combinations.

4.6. <u>Dividends and Dividend Equivalents</u>. An Award (including without limitation an Option or SAR Award) may provide the Participant with the right to receive dividend payments or dividend equivalent payments with respect to Stock subject to the Award (both before and after the Stock subject to the Award is earned, vested, or acquired), which payments may be either made currently or credited to an account for the Participant, and may be settled in cash or Stock as determined by a Committee. Any such settlements, and any such crediting of dividends or dividend equivalents or reinvestment in Shares, may be subject to such conditions, restrictions and contingencies as a Committee shall establish, including the reinvestment of such credited amounts in Stock equivalents.

4.7. <u>Payments</u>. Awards may be settled through cash payments, the delivery of Shares, the granting of replacement Awards (subject to Section 5.2(e)), or combination thereof as a Committee shall determine. Any Award settlement, including payment deferrals, may be subject to such conditions, restrictions and contingencies as a Committee shall determine. A Committee may permit or require the deferral of any Award payment, subject to such rules and procedures as it may establish, which may include provisions for the payment or crediting of interest, or dividend equivalents, including converting such credits into deferred Stock equivalents. Each Subsidiary shall be liable for payment of cash due under the 2002 Stock Plan with respect to any Participant to the extent that such benefits are attributable to the services rendered for that Subsidiary by the Participant. Any disputes relating to liability of a Subsidiary for cash payments shall be resolved by a Committee.

4.8. <u>Non-alienation of Awards</u>. Unless specifically provided by a Committee in the Award Agreement, Awards under the 2002 Stock Plan may not be sold, assigned, conveyed, hypothecated, encumbered, anticipated, or otherwise disposed of, and are nontransferable except as designated by the Participant by will or by the laws of descent and distribution; <u>provided</u>, that an Award Agreement shall not provide that an Award is transferable during the lifetime of the Participant, except to the extent that such Award Agreement permits transfers made to family members, to family trusts, to family controlled entities, to charitable organizations, and/or pursuant to domestic relations orders or agreements, in all cases without payment for such transfers to the Participant. Any attempt to sell, assign, convey, hypothecate, encumber, anticipate, transfer, or otherwise dispose of any Award under the 2002 Stock Plan in violation of this Section 4.8 shall be void, and no Shares or cash subject to any Award shall, prior to receipt thereof by a Participant, be in any manner subject to the debts, contracts, liabilities, engagements, or torts of such Participant.

4.9. <u>Agreement With Company</u>. An Award under the 2002 Stock Plan shall be subject to such terms and conditions, not inconsistent with the 2002 Stock Plan, as a Committee shall, in its sole discretion, prescribe. The terms and conditions of any Award to any Participant shall be reflected in an Award Agreement, a copy of which shall be provided to the Participant, and a Committee may, but need not require that the Participant shall sign a copy of such Award Agreement.

4.10. <u>Gender and Number</u>. Where the context admits, words in any gender shall include any other gender, words in the singular shall include the plural and the plural shall include the singular.

4.11. Limitation of Implied Rights.

(a) Neither a Participant nor any other person shall, by reason of participation in the 2002 Stock Plan, acquire any right in or title to any assets, funds or property of the Company or any Parent or Subsidiary whatsoever, including, without limitation, any specific funds, assets, or other property which the Company or any Parent or Subsidiary, in their sole discretion, may set aside in anticipation of a liability under the 2002 Stock Plan. A Participant shall have only a contractual right to the Stock or amounts, if any, payable under the 2002 Stock Plan, unsecured by any assets of the Company or any Parent or Subsidiary, and nothing contained in the 2002 Stock Plan shall constitute a guarantee that the assets of the Company or any Parent or Subsidiary shall be sufficient to pay any benefits to any person.

(b) The 2002 Stock Plan does not constitute a contract of employment, and selection as a Participant will not give any Participant the right to be retained in the employ of the Company or any Subsidiary, nor any right or claim to any benefit under the 2002 Stock Plan, unless such right or claim has specifically accrued under the terms of the 2002 Stock Plan. Except as otherwise provided in the 2002 Stock Plan, no Award under the 2002 Stock Plan shall confer upon the holder thereof any rights as a stockholder of the Company prior to the date on which the individual fulfills all conditions for receipt of such rights.

4.12. Annual Incentive Plan. Any Equity Award, other than a Mutual Fund Unit Award, (each as defined in the Annual Incentive Plan) that is granted in accordance with the Annual Incentive Plan shall, in accordance with Section 5.1(b) of the Annual Incentive Plan (or any successor provision), be subject to the 2002 Stock Plan and the applicable Award Agreement.

5. Committees

5.1. Committees. The authority to control and manage the operation and administration of the 2002 Stock Plan shall be vested in the Board or a committee or committees established by the Board with such powers and authority as shall be determined by the Board in its discretion (the Board or each such committee, as applicable, a "Committee"). In addition to any other Committee established by the Board, the Compensation Committee of the Board (the "Compensation Committee") shall be considered a Committee hereunder and shall be comprised, unless otherwise determined by the Board, solely of members who satisfy the requirements for (i) an "independent director" under rules adopted by the New York Stock Exchange or other principal exchange on which the Shares are then listed and (ii) a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act. Notwithstanding the foregoing, the mere fact that a Committee member may fail to qualify under any of the foregoing requirements shall not invalidate any Award made by a Committee which Award is otherwise validly made under the 2002 Stock Plan. Neither the Company nor any member of the Board or Committee shall be liable for any action or determination made in good faith by the Board or a Committee with respect to the 2002 Stock Plan or any Award thereunder.

5.2. Powers of Committee. Each Committee's administration of the 2002 Stock Plan shall be subject to the authority granted to such Committee by the Board and the following:

(a) Subject to the provisions of the 2002 Stock Plan, a Committee will have the authority and discretion to select from among the Participants those persons who shall receive Awards, to determine the time or times of receipt, to determine the types of Awards and the number of shares covered by the Awards, to establish the terms, conditions, performance criteria, restrictions, and other provisions of such Awards, and (subject to Section 7) to cancel or suspend Awards.

(b) To the extent that a Committee determines that the restrictions imposed by the 2002 Stock Plan preclude the achievement of the material purposes of the Awards in jurisdictions outside the United States, such Committee will have the authority and discretion to modify those restrictions as such Committee determines to be necessary or appropriate to conform to applicable requirements or practices of jurisdictions outside of the United States.

(c) A Committee may grant Awards to Participants who are subject to the tax laws of nations other than the United States, which Awards may have terms and conditions as determined by the Committee as necessary to comply with applicable foreign laws. A Committee may take any action which it deems advisable to obtain approval of such Awards by the appropriate foreign government entity; provided, however, that no such Awards may be granted under this 2002 Stock Plan and no action may be taken which would result in a violation of the Exchange Act, the Code or any other Applicable Law.

(d) In controlling and managing the operation and administration of the 2002 Stock Plan, a Committee shall take action in a manner that conforms to the articles and by-laws of the Company, and Applicable Law.

(e) Notwithstanding anything in the 2002 Stock Plan to the contrary, (i) the reduction of the exercise price of any Option awarded under the 2002 Stock Plan and the base appreciation amount of any SAR awarded under the 2002 Stock Plan shall be subject to stockholder approval and (ii) canceling an Option or SAR at a time when its exercise price or base appreciation amount (as applicable) exceeds the Fair Market Value of the underlying Shares, in exchange for another Option, SAR, Restricted Stock Award, other Award or cash payment shall be subject to stockholder approval.

(f) Notwithstanding the authority granted to any other Committee, the Compensation Committee will have the sole authority and discretion to interpret the 2002 Stock Plan, to establish, amend, and rescind any rules and regulations relating to the 2002 Stock Plan, and to make all other determinations that may be necessary or advisable for the administration of the 2002 Stock Plan. The Compensation Committee may correct any defect or supply any omission or reconcile any inconsistency in the 2002 Stock Plan in the manner and to the extent the Compensation Committee deems necessary or advisable. Any decision of the Compensation Committee in the interpretation and administration of the Plan, as described herein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned (including, without limitation, Participants and their beneficiaries or successors).

5.3. Delegation by Compensation Committee or a Committee. The Compensation Committee may delegate its authority and duties under the 2002 Stock Plan to the Chief Executive Officer and/or to other executive officers of the Company under such conditions and/or subject to such limitations as the Compensation Committee may establish and as limited by and subject to Applicable Law or the applicable rules of a stock exchange. Except to the extent prohibited by Applicable Law or the applicable rules of a stock exchange, a Committee may allocate in writing all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its ministerial duties to any person or persons selected by it; provided, however, that any such allocation or delegation may be revoked by a Committee at any time. In no event shall any such allocation or delegation of authority be permitted for the grant of Awards to any member of the Board or to any Participant who is subject to Section 16 under the Exchange Act. In the event that a Committee's authority is delegated to Board members, officers or employees in accordance with the foregoing, all provisions of the 2002 Stock Plan relating to a Committee shall be interpreted in a manner consistent with the foregoing by treating any such reference as a reference to such Board members, officers or employees for such purpose. Any action undertaken in accordance with a Committee's delegation of authority hereunder shall have the same force and effect as if such action was undertaken directly by a Committee and shall be deemed for all purposes of the 2002 Stock Plan to have been taken by a Committee.

5.4. Information to be Furnished to Committee. The records of the Company and its Subsidiaries as to a Participant's employment, termination of employment, leave of absence, reemployment and compensation shall be conclusive on all persons unless determined to be incorrect. Participants must furnish a Committee such evidence, data or information as such Committee considers desirable to carry out the terms of the 2002 Stock Plan in order to be entitled to benefits under the 2002 Stock Plan.

6. Adjustments Upon Changes in Capitalization or Corporate Transaction

6.1. Changes in Capitalization. In the event of any change with respect to the outstanding shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, extraordinary cash dividend, merger or corporate combination, combination or reclassification of the Common Stock or any transaction similar to the foregoing, the Compensation Committee shall make such substitution or adjustment, if any, as it deems to be equitable in order to prevent the enlargement or diminution of the benefits or potential benefits intended to be made available under the 2002 Stock Plan, subject to any required action by the stockholders of the Company, as to (a) the number and/or kind of securities covered by each outstanding Award, (b) the price per share covered by each such outstanding Award, (c) the number and/or kind of securities which have been authorized for issuance under the 2002 Stock Plan but as to which no Awards have yet been granted or which have been returned to the 2002 Stock Plan upon cancellation or expiration of an Award, (d) the maximum number of Options, SARs, Restricted Stock Awards, Restricted Stock Unit Awards, Stock Awards and Stock-Based Awards which may be granted to any Participant in any one-calendar-year period, (e) any other value determinations applicable to the 2002 Stock Plan and/or outstanding Awards, and (f) any other terms of an Award that are affected by the event; provided, that, for the avoidance of doubt, in the case of the occurrence of any of the foregoing events that is an "equity restructuring" (within the meaning of applicable stock-based compensation accounting guidelines), the Compensation Committee shall make an equitable adjustment to outstanding Awards to reflect such event.

6.2. Transaction. In the event of the proposed dissolution or liquidation of the Company or of a merger or corporate combination (a "Transaction") in which the successor corporation does not agree to assume the Award or substitute an equivalent Award, the Compensation Committee shall make a determination (subject to Section 7) as to the equitable treatment of outstanding Awards under the 2002 Stock Plan and shall notify Participants of such treatment no later than ten (10) days prior to such proposed Transaction. To the extent it has not been previously exercised, an Award that is not assumed will terminate immediately prior to the consummation of such proposed Transaction.

7. Amendment and Termination

The Board may, at any time, amend or terminate the 2002 Stock Plan; provided, that no amendment or termination (i) may materially and adversely affect the rights of any Participant or beneficiary under any Award granted under the 2002 Stock Plan prior to the date such amendment is adopted by the Board or such termination occurs unless written consent of the change by the affected Participant (or, if the Participant is not then living, the affected beneficiary) is obtained, and (ii) shall be made without the approval of the Company's stockholders to the extent such approval is required by Applicable Laws, the requirements of any applicable stock exchange, or if such amendment would lessen the stockholder approval requirements of Section 5.2(e) or this Section 7; provided, that, anything to the contrary notwithstanding, the Board may amend the 2002 Stock Plan in such manner as it deems necessary to cause an Award to comply with the requirements of the Code or any other Applicable Law, to avoid adverse tax consequences, or for changes in new accounting standards. Notwithstanding anything herein to the contrary, modifications or adjustments pursuant to Sections 6.1 or 6.2 or that may cause an Incentive Stock Option to become a Nonstatutory Stock Option shall in no event be deemed to have an adverse effect on any Award.

8. Forfeiture Events

A Committee may specify in an Award Agreement that a Participant's rights, payments and benefits with respect to an Award are subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of the Award. Such events may include, without limitation, termination of a Participant's Service for Cause (as such term or like term is defined in the Award Agreement), a Participant's violation of applicable laws, regulations or policies of the Company or any of its subsidiaries, breach of noncompetition, non-solicitation, confidentiality or other restrictive covenants that may apply to the Participant or other conduct by the Participant that is detrimental to the business or reputation of the Company, as determined by a Committee in its sole and absolute discretion.

9. Defined Terms

In addition to the other definitions contained herein, the following definitions shall apply:

(a) "Annual Incentive Plan" means the Franklin Resources, Inc. Amended and Restated Annual Incentive Compensation Plan, as may be further amended, restated, or replaced.

(b) "Applicable Law" means the corporate, securities and tax laws (including, without limitation, the Delaware corporate law, the Exchange Act, the Securities Act and the Code) applicable to the establishment and administration of employee stock incentive plans and the grant of awards thereunder.

(c) "Award" means any award or benefit granted under the 2002 Stock Plan, including, without limitation, the grant of Options, SARs, Restricted Stock Awards, Restricted Stock Unit Awards, Stock Awards and Stock-Based Awards.

(d) "Award Agreement" means a written agreement between the Company and a holder of an Award, executed by the Company, evidencing the terms and conditions of the Award.

(e) "Board" means the Board of Directors of the Company.

(f) "Code" means the Internal Revenue Code of 1986, as amended. A reference to any provision of the Code shall include reference to any successor provisions of the Code.

(g) "Common Stock" means the common stock, par value, $.10 per share, of the Company.

(h) "Continuous Status as an Employee" as used in certain Award Agreements means the absence of any interruption or termination of the employment relationship by the Company or any Subsidiary. Continuous Status as an Employee shall not be considered interrupted in the case of: (i) sick leave, military leave or any other leave of absence approved by the Board, provided, that, solely for purposes of Incentive Stock Options, such leave is for a period of not more than ninety (90) days, unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to Company policy adopted from time to time; or (ii) in the case of transfers between locations of the Company or between the Company, its Subsidiaries or its successor.

(i)   "Controller" means the entity that decides how and why Personal Data are processed.

(j)   "Disability" means that a Participant ceases to be an employee on account of disability as a result of which the Participant is determined to be disabled by the determining authority under the long-term or total permanent disability policy, or government social security or other similar benefit program, of the country or location in which Participant is employed and in the absence of such determining authority, as determined by the Committee in accordance with the policies of the Company.

(k)   "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(l)   "Fair Market Value" means the value of a share of Stock granted pursuant to the 2002 Stock Plan as of any date determined as follows:

  (i)   If there should be a public market for the Stock on such date, the closing price of such share of Stock as reported on such date on the composite tape of the principal national securities exchange on which such share is listed or admitted to trading, or if such share is not listed or admitted to trading on any national securities exchange, the arithmetic mean of the per share closing bid price and the per share closing asked price on such date as quoted on the National Association of Securities Dealers Automated Quotation System (or such market in which such prices are regularly quoted) ("NASDAQ"), or if no sale of such share shall have been reported on the composite tape of any national securities exchange or quoted on the NASDAQ on such date, then the immediately preceding date on which sales of such shares has been so reported or quoted shall be used; and

  (ii)   If there should not be a public market for the Stock on such date, then the Fair Market Value of the Stock shall be determined in good faith by the Board (or a committee thereof); provided, that for purposes of setting the exercise price of Options or the base appreciation amount of SARs, Fair Market Value shall be determined in a manner consistent with Section 409A of the Code and the regulations thereunder, unless such Award is not subject to U.S. tax law.

(m)   "Incentive Stock Option" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

(n)   "Nonstatutory Stock Option" means an Option not intended to qualify as an Incentive Stock Option.

(o)   "Option" means a stock option granted pursuant to Section 2 of the 2002 Stock Plan.

(p)   "Optionee" means a Participant who receives an Option.

(q)   "Parent" means a "parent corporation", whether now or hereafter existing, as defined in Section 424(e) of the Code.

(r)   "Participant" means any executive, employee, director or individual consultant of the Company or any of its Subsidiaries. An Award may be granted to an employee, in connection with hiring, retention or otherwise, prior to the date the employee first performs services for the Company or its Subsidiaries; provided, that such Awards shall not become vested prior to the date the employee first performs such services. The term "Participant" also includes any non-employee director of the Company or its Subsidiaries.

(s)   "Personal Data" means any information relating to an identified or identifiable natural person (a "data subject").

(t)   "Process," "processing" or "processed" means anything that is done with Personal Data, including collecting, storing, accessing, using, editing, disclosing, or deleting those data.

(u)   "Restricted Stock Award" means a grant of Shares subject to a risk of forfeiture or other restrictions that will lapse upon the achievement of one or more goals relating to completion of service by the Participant, or achievement of performance or other objectives, as determined by a Committee.

(v)   "Restricted Stock Unit Award" means a grant of a right to receive Shares or cash in the future, with such right to future delivery subject to a risk of forfeiture or other restrictions that will lapse upon the achievement of one or more goals relating to completion of service by the Participant, or achievement of performance or other objectives, as determined by a Committee.

(w)   "Securities Act" means the Securities Act of 1933, as amended, and any successor thereto.

(x) "Service" means a Participant's employment with the Company or any Subsidiary or a Participant's service as a non-employee director or individual consultant with the Company or any Subsidiary, as applicable.

(y) "Share" means a share of the Common Stock, as adjusted in accordance with Section 6 of the 2002 Stock Plan.

(z) "Stock" means shares of Common Stock of the Company.

(aa) "Stock Award" means a grant of Shares that are not subject to forfeiture or other restrictions.

(bb) "Stock-Based Award" means an Award that is valued, in whole or in part, by reference to, or is otherwise based on the Fair Market Value of, Shares, that is not a Restricted Stock Award, Restricted Stock Unit Award, or Stock Award.

(cc) "Subsidiary" or "Subsidiaries" means any company during any period in which it is a "subsidiary corporation" (as that term is defined in Code section 424(f)) with respect to the Company.

10. Section 409A

The 2002 Stock Plan is intended to comply with the requirements of Section 409A of the Code or an exemption or exclusion therefrom and, with respect to amounts that are subject to Section 409A of the Code, it is intended that the 2002 Stock Plan be administered in all respects in accordance with Section 409A of the Code. Each payment under any Award shall be treated as a separate payment for purposes of Section 409A of the Code. In no event may a Participant, directly or indirectly, designate the calendar year of any payment to be made under any Award, but only to the extent such payment is considered "nonqualified deferred compensation" within the meaning of Section 409A of the Code. Notwithstanding any provision of the 2002 Stock Plan or any Award Agreement to the contrary, in the event that a Participant is a "specified employee" within the meaning of Section 409A of the Code (as determined in accordance with the methodology established by the Company), amounts that constitute "nonqualified deferred compensation" within the meaning of Section 409A of the Code that would otherwise be payable on account of a separation from service within the meaning of Section 409A of the Code and during the six-month period immediately following a Participant's "separation from service" within the meaning of Section 409A of the Code ("Separation from Service") shall instead be paid or provided on the first business day after the date that is six months following the Participant's Separation from Service. If the Participant dies following the Separation from Service and prior to the payment of any amounts delayed on account of Section 409A of the Code, such amounts shall be paid to the personal representative of the Participant's estate within thirty (30) days after the date of the Participant's death. The Company shall use commercially reasonable efforts to implement the provisions of this Section 10 in good faith; provided, that neither the Company, the Committee nor any of the Company's employees, directors or representatives shall have any liability to any Participant with respect to this Section 10.

11. General Provisions

11.1. Substitute Awards in Corporate Transactions. Nothing contained in the 2002 Stock Plan shall be construed to limit the right of a Committee to grant Awards under the 2002 Stock Plan in connection with the acquisition, whether by purchase, merger, consolidation or other corporate transaction, of the business or assets of any corporation or other entity. Without limiting the foregoing, a Committee may grant Awards under the 2002 Stock Plan to an employee, director or individual independent contractor of another corporation who becomes a Participant by reason of any such corporate transaction in substitution for awards previously granted by such corporation or entity to such person. The terms and conditions of the substitute Awards may vary from the terms and conditions that would otherwise be required by the 2002 Stock Plan solely to the extent a Committee deems necessary for such purpose. Any such substitute awards shall not reduce the Share Reserve or count toward the limits in Section 1.4(d); provided, however, that such treatment is permitted by applicable law and the listing requirements of the New York Stock Exchange or other exchange or securities market on which the Stock is listed.

11.2 Other Compensation and Benefit Plans. The adoption of the 2002 Stock Plan shall not affect any other share incentive or other compensation plans in effect for the Company or any Subsidiary, nor shall the 2002 Stock Plan preclude the Company from establishing any other forms of share incentive or other compensation or benefit program for employees of the Company or any Subsidiary. The amount of any compensation deemed to be received by a Participant pursuant to an Award shall not constitute includable compensation for purposes of determining the amount of benefits to which a Participant is entitled under any other compensation or benefit plan or program of the Company or a Subsidiary, including, without limitation, under any pension or severance benefits plan, except to the extent specifically provided by the terms of any such plan.

11.3 <u>Governing Law</u>. The 2002 Stock Plan shall be governed by, and all claims, disagreements, or disputes arising under or in connection with the 2002 Stock Plan shall be resolved in accordance with, the laws of the State of Delaware, without regard to its conflict of laws rules, to the extent not preempted by the federal laws of the United States of America.

11.4 <u>No Fractional Shares</u>. No fractional Shares shall be issued or delivered pursuant to the 2002 Stock Plan or any Award, and a Committee shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional shares of Stock or whether such fractional shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

11.5 <u>No Guarantees Regarding Tax Treatment</u>. Neither the Company nor a Committee make any guarantees to any person regarding the tax treatment of Awards or payments made under the 2002 Stock Plan. Neither the Company nor a Committee has any obligation to take any action to prevent the assessment of any tax on any person with respect to any Award under Section 409A of the Code, Section 4999 of the Code or otherwise and neither the Company nor a Committee shall have any liability to a person with respect thereto.

11.6 <u>Data Protection</u>. In connection with implementing, administering and managing the 2002 Stock Plan, the Company is the Controller with respect to processing Personal Data. Information concerning the Company's employee privacy practices and notices can be obtained through the Company Global Privacy Office. Participants are responsible for: (i) providing the Company with accurate and up to date Personal Data; and (ii) updating those Personal Data in the event of any material changes.

12. <u>Plan History</u>

The 2002 Stock Plan became effective as of October 10, 2002. The 2002 Stock Plan was originally approved by the stockholders of the Company on January 30, 2003. The Board approved an amendment and restatement of the 2002 Stock Plan on December 16, 2004 to (a) include additional Performance Goals and (b) amend Section 6.1 to increase the scope of adjustments that may be made as a result of changes in capitalization of the Company, which amendment and restatement was approved by the stockholders of the Company on January 25, 2005. The Board approved a further amendment and restatement of the 2002 Stock Plan on December 18, 2009 to (a) revise the Performance Goals such that they conform to the Performance Goals under the Franklin Resources, Inc. 2004 Key Executive Incentive Compensation Plan and (b) make certain administrative updates, which amendment and restatement became effective upon its approval by the stockholders of the Company on March 16, 2010. The Board approved a further amendment and restatement of the 2002 Stock Plan on December 16, 2010 to increase the number of authorized Shares subject to the 2002 Stock Plan by ten million (10,000,000) Shares, for a total maximum aggregate of forty million (40,000,000) Shares, which amendment and restatement became effective upon its approval of the stockholders of the Company on March 15, 2011. The Board approved a further amendment and restatement of the 2002 Stock Plan on October 22, 2012 to permit additional committees of the Board to exercise certain authority under the Plan, which amendment and restatement was not subject to the approval of the stockholders of the Company. The Board approved a further amendment and restatement of the 2002 Stock Plan on December 15, 2015, to provide for a minimum vesting schedule for Options and SARs and clarify that cancellation of an Option or SAR at a time when its exercise price or base appreciation amount (as applicable) exceeds the Fair Market Value of the underlying Shares requires shareholder approval, which amendment and restatement was not subject to the approval of the stockholders of the Company. The Board approved a further amendment and restatement of the 2002 Stock Plan on June 14, 2017 to limit the total value of awards to non-employee members of the Board of Directors in any fiscal year and provide that the Committee may permit a Participant to elect to withhold up to the maximum statutorily required amount for applicable tax withholding upon the vesting, exercise or settlement of Awards and to make other immaterial administrative changes, which amendment and restatement was not subject to the approval of the stockholders of the Company. The Board approved a further amendment and restatement of the 2002 Stock Plan on December 15, 2020 (a) to increase the number of authorized Shares subject to the 2002 Stock Plan by twenty million (20,000,000) Shares, for a total maximum aggregate of one hundred and forty million (140,000,000) Shares (after giving effect to the 2013 stock split) and (b) make certain other changes and administrative updates, which amendment and restatement became effective upon its approval of the stockholders of the Company on February 9, 2021. The Board approved a further amendment and restatement of the 2002 Stock Plan on December 12, 2023 to increase the number of authorized Shares subject to the 2002 Stock Plan by twenty-five million (25,000,000) Shares, for a total maximum aggregate of one hundred and sixty-five million (165,000,000) Shares, effective upon its approval by the stockholders of the Company on February 6, 2024.

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FRANKLIN TEMPLETON

One Franklin Parkway
San Mateo, CA 94403
www.franklinresources.com

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